[GIBSON, DUNN & CRUTCHER LETTERHEAD]





                                January 26, 1998




(303) 298-5775                                                    C 88610-00003

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Saba Petroleum Company. - Registration Statement on Form S-1

Ladies and Gentlemen:

         On behalf of Saba Petroleum Company Group, Ltd., a Delaware corporation (the "Company"), and in connection with the Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the proposed offering of the Company's common stock, par value $.001 per share (the "Common Stock"), please find enclosed the Registration Statement, including exhibits thereto, which is being filed via EDGAR. The amount of $4,347 was paid on January 20, 1998, by wire transfer of which $4.288 should be applied as the fee for this Registration Statement.

         Any comments or questions concerning the Registration Statement should be directed to the undersigned at (303) 298-5775 or, in my absence, to Richard
M. Russo at (303) 298-5715. Thank you in advance for your assistance in processing the Registration Statement.

                                                     Very truly yours,

                                                     /s/ STEVE K. TALLEY

                                                     Steven K. Talley
                                                for GIBSON, DUNN & CRUTCHER LLP


Enclosures
cc:      Richard M. Russo, Esq.
         Rodney C. Hill, Esq.


   As filed with the Securities and Exchange Commission on January 26, 1998
                                              Registration No. 333-
================================================================================
                                             SECURITIES AND EXCHANGE COMMISSION
                                                   WASHINGTON, D.C. 20549
                                                  ------------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                        ------------------------------
                             SABA PETROLEUM COMPANY
                       (Name of registrant in its charter)

             Delaware                                1311                               47-0617589
 (State or Other Jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
  Incorporation or Organization)          Classification Code Number)               Identification No.)

                         ------------------------------
                          3201 Airpark Drive, Suite 201
                          Santa Maria, California 93455
                                (805) 347-8700
                        (Address and Telephone Number of
          Principal Executive Offices and Principal Place of Business)
                         ------------------------------
                              Rodney C. Hill, Esq.
                             Saba Petroleum Company
                          3201 Airpark Drive, Suite 201
                          Santa Maria, California 93455
                                 (805) 347-8700
            (Name, Address and Telephone Number of Agent for Service)
                         ------------------------------
                                 With copies to:
                             RICHARD M. RUSSO, ESQ.
                           Gibson, Dunn & Crutcher LLP
                         1801 California Street, Suite 4100
                             Denver, Colorado 80202
                                   (303) 298-5700
                        ------------------------------
                                                          Approximate   date  of
commencement of proposed sale to the public:
                                                    As soon as practicable after
this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                                  ------------------------------
                         CALCULATION OF REGISTRATION FEE

                                                                       Proposed         Proposed Maximum
                                                                   Maximum Offering        Aggregate
     Title of Each Class of Securities           Amount to be            Price         Offering Price (2)        Amount of
              to be Registered                  Registered (1)       Per Share (2)                           Registration Fee

Common Stock..............................        2,153,344             $6.75           $14,535,072              $4,288

(1) Shares of Common Stock which may be offered pursuant to this Registration Statement consists of shares issuable upon conversion of 10,000 shares of Series A Convertible Preferred Stock and exercise of the Warrants and the Redemption Warrants as defined herein. The Company is registering approximately 150% of the number of shares of Common Stock issuable in connection with the conversion of the Company's Series A Convertible Preferred Stock (based on a conversion price of $6 3/4 which is the average of the closing bid prices of the Common Stock reported on the American Stock Exchange for the 3 trading days ending January 23, 1998) and exercise of the Warrants. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of or in respect of the Series A Convertible Preferred Stock and the Warrants, as such number may be adjusted as a result of stock splits, stock dividends and antidilution provisions (including floating rate conversion prices) in accordance with Rule 416.
(2) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low reported sales prices per share of the Company's Common Stock on the American Stock Exchange on January 23, 1998.
                                                  ------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.
================================================================================

================================================================================
Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

================================================================================
                                  SUBJECT TO COMPLETION - DATED JANUARY 26, 1998
================================================================================


                                                               2,153,344 Shares
                                                     [Graphic omitted]
                                                          SABA PETROLEUM COMPANY
                                                                    Common Stock







All
of the shares of Common Stock offered hereby (the "Offering") are being sold by the selling stockholders identified herein (the "Selling Stockholders") of Saba Petroleum Company ("Saba" or the "Company"). The Company's Common Stock (the "Common Stock") is listed on the American Stock Exchange under the symbol "SAB." On January 23, 1998, the last reported sale price of the Common Stock on the American Stock Exchange was $6 7/8 per share. See "Price Range of Common Stock and Dividend Policy. "The registration of the Shares of Common Stock hereunder does not necessarily mean that any of the Shares will be offered and sold by the holder thereof. See "Use of Proceeds."

     The Selling Stockholders or their respective pledgees, donees, transferees, or other successors in interest from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution". The Selling Stockholders reserve the right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

     The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions recieved by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares under federal and state securities laws.

The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 9.

--------------------------------------------------------------------------------


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
        SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE  SECURITIES  COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




It is anticipated that the stock will sell for, at or near the prevailing market rate. As of January 23, 1998, the market price on The American Stock Exchange was $6 7/8. The Company will not receive any of the proceeds of the Offering. The Company will bear all of the expenses of the Offering, which are expected to be approximately $140,000.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------



             The date of this Prospectus is January , 1998.

                                                           AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, of which this Prospectus is a part, as well as such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a worldwide web site (address: http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the American Stock Exchange and such reports and other information concerning the Company also can be obtained at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006-1881.

                                                              PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements, including notes thereto, appearing elsewhere in this Prospectus. References to "Saba" or the "Company" are to Saba Petroleum Company and its subsidiaries unless the context otherwise requires. All share information included herein has been adjusted to reflect a two-for-one stock split in the form of a stock dividend paid in December 1996. Certain terms, including several technical terms commonly used in the oil and gas industry, are defined in the "Glossary" included as Appendix A to this Prospectus. Investors should carefully consider the information set forth under "Risk Factors." The principal executive offices of the Company are located at 3201 Airpark Drive, Suite 201, Santa Maria, California 93455, and the Company's telephone number at this location is (805) 347-8700.



                                                                     The Company

    Saba Petroleum Company is an independent energy company engaged in the acquisition, development and exploration of oil and gas properties in the United States and internationally. The Company has grown primarily through the acquisition and exploitation of producing properties in California and Colombia. The Company has also recently initiated exploration projects which the Company believes have high potential in California, Indonesia and Great Britain. The Company has assembled a portfolio of over 200 potential development drilling locations. Based on current drilling forecasts, the Company estimates that such locations represent a five-year drilling inventory. The preponderance of those drilling locations are in Colombia's Middle Magdalena Basin. The Company also has drilling locations in California, New Mexico and Louisiana. The Company uses advanced drilling and production technologies to enhance the returns from its drilling programs. On its California properties, the Company has successfully used horizontal drilling and high-efficiency cavitation pumps, and has recently drilled its first steam assisted gravity drainage ("SAGD") pair of wells in California, which is expected to commence operations in the first quarter of 1998.

    At December 31, 1996, the Company had estimated proved reserves of 30.6 MMBOE, consisting of 26.7 MMBbls of oil and 23.6 Bcf of gas (3.9 MMBOE), with a PV-10 Value of $155.9 million. Since quantities of oil and gas recoverable from a property are price sensitive, the recent decline in oil prices may be expected to result in a reduction of the quantities of oil and gas included in the Company's proved reserves and the PV-10 value of such reserves. See "Properties
- Reserve Estimates."

                                                        Principal Property Areas

    The Company owned interests in approximately 1,800 wells at December 31, 1997. The majority of these wells are concentrated along the central coast of California and in the Middle Magdalena Basin of Colombia. These regions, which primarily produce a low gravity/high viscosity or "heavy" oil, will be the focus of the Company's near-term development drilling activities. The Company also operates wells and has exploration and development activities in several states outside of California and, through a majority-owned subsidiary, in western Canada. The Company regularly evaluates international projects and has recently negotiated the acquisition of exploration projects in Indonesia and Great Britain.




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


United States

    California

    Approximately 41.2% of the Company's proved reserves at December 31, 1996 (12.6 MMBOE) were located in five onshore fields in California's central coast region (collectively, the "Central Coast Fields"). Included in the reserve estimates are approximately 5 MMBOE (90% undeveloped) which are attributable to the Oxnard Field, an area in which the Company's interests are subject to forfeiture if the Company does not pursue developmental operations during 1999. Since the date of the reserve report, the Company has reduced its interest in the Oxnard Field by 50%, which would result in a reduction of approximately 2.5 MMBOE. Daily production from the Central Coast fields averaged 1,771 BOE for the nine months ended September 30, 1997, representing 25.8% of the Company's total production. The Company operates all of its wells in the Central Coast (other than Oxnard) Fields and maintains an average net revenue interest of 89.4% in these wells. In late 1996, the Company began a multi-year drilling program to complete development of the Central Coast Fields. At December 31, 1997, the Company had drilled 15 and had completed 14 horizontal wells and a pair of SAGD wells as part of this program. The Company also holds interests in other California areas, including several high risk exploratory projects.

    Other United States

    In addition to its California properties, the Company owns producing properties in a number of states, primarily Louisiana, New Mexico, Michigan, Texas and Wyoming, which collectively represented approximately 16.1% of the Company's PV-10 Value at December 31, 1996. At such date, these properties had proved reserves of 2.9 MMBOE. Daily production from these properties averaged 1,318 BOE for the nine months ended September 30, 1997, representing 19.2% of the Company's total production.

International

    Colombia

    Approximately 31.4% of the Company's proved reserves at December 31, 1996 (9.6 MMBOE) were located in several fields in Colombia's Middle Magdalena Basin. Daily production from these fields averaged 2,438 BOE for the nine months ended September 30, 1997, representing 35.5% of the Company's total production. The Company also holds a 50% interest in the 118-mile Velasquez-Galan Pipeline, which connects the fields to a 180,000 bopd government-owned refinery at Barrancabermeja. The Company and Omimex, the operator of the fields, a private company based in Forth Worth, Texas, have formulated a plan for drilling approximately 200 development wells.

    During 1997, the Company and the operator participated in the drilling or recompletion of thirteen wells in the Teca (eight) and South Nare (five) Fields. All of the wells drilled were productive and the operator is installing steaming equipment. The Company and the operator have recently reentered a suspended Texaco drilled well to an area under the Magdalena River and have recompleted the well as productive of approximately 30 bopd without artificial stimulation. Both the Company and the operator believe that another two wells should be drilled into the area in an effort to establish an additional commercial area. The Company expects to spend approximately $3 million in 1998 on drilling and related activities on its Colombia properties.



    Canada

    Approximately 8.8% of the Company's proved reserves at December 31, 1996 (2.7 MMBOE) were located in Canada. Daily production from these properties, which are owned through an approximately 74%-owned subsidiary of the Company, averaged 615 BOE for the nine months ended September 30, 1997, representing 9.0% of the Company's total production.

    Other International

    In September 1997, the Company and Pertamina, the Indonesian state-owned oil company, signed a production sharing contract covering 1.7 million unexplored acres on the Island of Java near a number of producing oil and gas fields. This agreement will require the Company to spend approximately $17 million over the next three years on this project. The Company intends to seek a joint venture partner to share the costs of this project during 1998.

    In July 1997, the Company entered into an agreement to become the operator and a 75% working interest holder of two exploration licenses which cover a 123,000 acre exploration area in southern Great Britain. The Company expects to spend approximately $800,000 in 1998 to drill its first exploratory well in Great Britain, but is seeking a partner to reduce its exposure to that project.

                                                          Summary Financial Data

    The following tables, parts of which have been derived from the Company's audited financial statements, set forth historical financial information for the Company and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this Prospectus. The financial data for the nine month periods ended September 30, 1996 and 1997 was derived from the unaudited financial statements of the Company and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments except as set forth below) necessary to present fairly the results for such periods. The results of operations for such periods are not necessarily indicative of those that may be expected for a full year, and none of the data presented below is necessarily indicative of future results.


                                                                                           Nine Months Ended
                                                     Years Ended December 31,                September 30,
                                                  1994         1995          1996          1996          1997
---------------------------------------------
                                               (In thousands, except per share
                                                           amounts)
--------------------------------------------

Statement of Operations Data
  Total revenues..........................   $  12,954    $   17,694    $  33,202      $ 23,153     $  26,778
  Expenses:
    Production costs (1)..................       7,547        10,561       14,604        10,955        12,250
    General and administrative............       1,882         2,005        3,920         2,660         3,468
    Depletion, depreciation and amortization     2,041         2,827        5,527         3,616         5,012
  Operating income........................       1,484         2,301        9,151         5,922         6,048
  Other income (expense):
    Interest expense......................        (634)       (1,364)      (2,402)       (1,795)       (1,421)
    Gain on issuance of shares of subsidiary       ---           125            8             6             6
    Other.................................          43           (10)         207           229          (196)
  Income before income taxes..............         893         1,052        6,964         4,362         4,437
  Provision for taxes on income...........         384           450        2,958         1,963         1,800
  Minority interest in earnings of
    consolidated subsidiary...............         ---            55          241           178            90
  Net income .............................   $     509    $      547    $   3,765     $   2,221     $   2,547

  Net earnings per share (2)..............   $    0.06    $     0.06    $    0.37     $    0.24     $    0.23
  Weighted average common and common
    equivalent shares outstanding  (primary)     7,996         8,743        9,416         9,224        11,192
(2).......................................
Other Financial Data
  EBITDA (3)..............................   $   3,568    $    5,188    $  14,652     $    9,595    $   10,780
  Operating cash flow (4).................       2,805         3,335         9659              -             -
  Capital expenditures....................       6,573        17,015       12,776          5,408        29,080
=============================================





                                                                 December 31,            September 30,

                                                           1995             1996              1997

                                                                               (In thousands)

      Balance Sheet Data


         Working capital (deficit).............. $        2,471          $   2,418        $    (17,266)

         Total assets...............................     39,751             49,117              77,472

         Current portion of long-term debt...........       505              1,806              18,088

         Long-term debt, net (5).....................    23,543             20,812              20,259

         Stockholders' equity........................     7,848             17,715              22,657
     ---------------------------------------------------------------------------


(1)  Production costs include production taxes.
(2) As adjusted for a two-for-one stock split in the form of a stock dividend paid in December 1996.
(3) EBITDA represents earnings before interest expense, provision (benefit) for taxes on income, depletion, depreciation and amortization. EBITDA is not required by GAAP and should not be considered as an alternative to net income or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.
(4) Operating cash flow represents net income plus deferred income tax expense and depletion, depreciation and amortization. The Company does not calculate operating cash flow for interim financial periods.
(5) For information on terms and interest, see Note 8 of Notes to Consolidated Financial Statements of the Company.

                                                Summary Oil and Gas Reserve Data

    The following table sets forth certain summary information as of December 31, 1994, 1995 and 1996 regarding the Company's interests in estimated proved oil and gas reserves, the Company's estimated future net revenues therefrom (before income taxes), the PV-10 Value thereof and other data concerning the reserves of the Company for those years. Estimates are based upon average year-end prices of $11.60, $11.30 and $17.05 per BOE on December 31, 1994, 1995 and 1996, respectively, at each date holding prices constant throughout the life of the properties in accordance with regulations of the Securities and Exchange Commission (the "Commission"). This information is based upon numerous assumptions and is subject to various uncertainties. See "Risk Factors -Factors Relating to the Oil and Gas Industry and the Environment -- Uncertainty of Estimates of Reserves and Future Net Revenues," "Business -- Oil and Gas Reserves" and "Supplemental Information About Oil and Gas Producing Activities (Unaudited)" following the Notes to the Consolidated Financial Statements of the Company. This summary oil and gas reserve information is based on the reserve reports of Netherland, Sewell & Associates, Inc. and Sproule Associates Limited,
independent petroleum engineers.    There can be no assurance  that  volumes,
prices and costs
employed by the independent petroleum engineers will prove accurate. Since December 31, 1996, oil and gas prices have generally declined. At such date the price of West Texas Intermediate ("WTI") crude oil as quoted on the New York Mercantile Exchange was $25.12 per Bbl and the comparable price at December 31, 1997 was $18.30. Quotations for the comparable periods for natural gas were $4.22 per Mcf and $ 2.55 per Mcf, respectively. A decline in prices will result in a reduction in volumes of oil or gas which are ultimately recoverable, since remaining reserves will become marginal earlier.


                                                                              December 31,
                                                              1994                1995                  1996

Estimated Net Proved Reserves:
------------------------------------------------------
   Oil (MBbls)......................................        7,136               12,531                 26,679
------------------------------------------------------
   Gas (MMcf).......................................        9,792               19,479                 23,665
------------------------------------------------------
      Total (MBOE)..................................        8,768               15,778                 30,623
------------------------------------------------------
   Estimated   future  net  revenues  (before  income
   taxes)                                             $    40,167         $     73,525         $      253,902
      (in thousands)................................
------------------------------------------------------
   PV-10 Value (before income taxes) (in thousands).  $    26,014         $     48,155         $      155,939
------------------------------------------------------
Reserve Replacement Data:
------------------------------------------------------
   Production replacement ratio (2).................          5.8x                 5.9x                   7.7x
   All-in finding costs per BOE.....................  $      1.64         $       2.02         $         3.15





(1) Present value of estimated future net revenues before income taxes, discounted at 10% per annum.
(2) Calculated by dividing (i) reserve additions through acquisitions of reserves, extensions and discoveries and revisions during the year by
           (ii) production for such year.

                                                          Summary Operating Data

    The following table sets forth certain summary operating data with respect to the Company's oil and gas operations for the periods indicated.

                                                                                             Nine Months Ended
                                                       Year Ended December 31,                 September 30,
                                                   1994          1995         1996          1996          1997

----------------------------------------------
Production Data:
----------------------------------------------
  Oil (MBbls)...............................    738              1,227    1,968              1,455         1,581
----------------------------------------------
  Gas (MMcf)................................  1,453              1,337    1,651              1,184         1,767
       Total (MBOE).........................    980              1,450    2,243              1,652         1,875

Average Sales Price Data (Per Unit):
  Oil (Bbls)...............................$  13.08         $    12.22  $    14.45      $            $
                                                                                             13.77         13.81
  Gas (Mcf).................................   1.73               1.45        1.88            1.72          1.95
  BOE.......................................  12.42              11.69       14.05            13.36        13.48

Selected Data per BOE:
  Production costs (1).....................$   7.70         $     7.29   $     6.51    $      6.63    $     6.53

  General and administrative................   1.91               1.38         1.75           1.60          1.77
  Depletion, depreciation and amortization..   2.08               1.94         2.46           2.19          2.67





(1)      Production costs include production taxes.

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                      CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

    Certain statements contained in this Prospectus, such as those concerning the Company's business strategy, governmental regulation, drilling programs, potential acquisitions, future production amounts, values and revenues, capital requirements and other statements regarding matters that are not historical facts are "forward-looking" statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Statements that the Company or management "believes", "anticipates", "intends", "plans", or that refer to future events are intended to identify the statements which follow as "forward looking" statements. Because such forward looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The Company undertakes no obligation to release publicly the results of any revisions to those forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                                                    RISK FACTORS

    Prospective investors should read the entire Prospectus carefully and should consider, among other things, the risk factors set forth below.

Factors Relating to the Company

    Effect of Price Declines

         Most of the oil produced by the Company is of low gravity. Production costs of such oil are generally much higher than production costs of higher gravity oil or gas. Consequently, heavy oil properties, such as those owned by the Company, tend to become marginally economic in periods of declining oil prices, such as that presently existing. This is true of the Company's California heavy oil properties, which, at present prices remain economic to produce; should prices continue to decline, much of the Company's California production will become marginally economic.

         During 1997, the Company embarked upon an aggressive development program of its Cat Canyon and Gato Ridge heavy oil properties. This program included the installation of surface facilities for handling much more oil than the Company presently produces from such properties. The recent decline in prices and the results of the 1997 drilling program render it doubtful that the Company will recognize the value of these installations within the foreseeable future.

    Alteration of Business Strategy

         During January 1998, the Company engaged CIBC-Oppenheimer, Inc. to advise the Company with respect to strategies and procedures to adopt in an effort to maximize shareholder values. One of the strategies which may be adopted by the Company will be to sell or otherwise dispose of certain domestic properties and to concentrate its domestic efforts on its California properties and the acquisition of lighter oil and gas properties. In addition, it is expected that the Company will devote a larger portion of its capital budget to exploratory activities, both in California and internationally, than it has done in the past. Whether the Company will be successful in pursuing such a strategy is not known.

    Near Term Cash Requirements

         The Company is in a capital intensive industry. Its immediate needs for capital will intensify should the Company be successful in one or more of the exploratory projects it is undertaking, since some of those projects are in areas where the oil and gas transportation and marketing infrastructure is not well developed. Consequently, should one or more exploratory wells be successful, it is likely that the Company will be required to drill several more wells on the apposite property to demonstrate the existence of commercial reserves before a transportation infrastructure will be justified. Major exploratory projects often require substantial capital investments and a significant amount of time before generating revenues.

         The Company's principal credit facility requires that it make a payment of $3 million in April 1998 and a minimum payment of $3 million in June 1998 in addition to its scheduled monthly payments of principal and interest. The
Company's bank will prepare its own estimate of remaining reserves and cash flow therefrom. Should that report not show estimated proven reserves in quantities and estimated income levels acceptable to the Company's bank, it is likely that the bank will require that the Company make additional payments in reduction of its indebtedness. It is unlikely that the additions to reserves made by the Company during 1997 will be sufficient to completely offset the reductive effect of recent price declines and production through 1997.

         Continuation of the Company's exploratory and development programs will require more cash than the Company's properties will generate at present price levels. The sale or disposition of non-California domestic oil and gas properties should result in the receipt of significant amounts of cash by the Company during 1998, a major portion of which may be applied to the Company's bank indebtedness. However, the timing of any sale and the amounts realized therefrom nevertheless may not be sufficient or early enough to permit the Company to make its bank payments and fund its committed exploration activities, in which cases the Company would be required to seek other financing or attempt to reduce its exploratory commitments. There is no assurance that the Company will be able to do either or that the terms of any new financing or reduction in commitments will be favorable to the Company.

         The Company's newly issued Series A Preferred Stock contains provisions which under certain circumstances not now existing, would require the Company to redeem that series. In addition, because of the potentially dilutive effect of the conversion of the series into common stock, it may be desirable for the Company to redeem that series as a matter of business practice. The Company does not presently have the funds with which to redeem the Series A Preferred Stock.

    Dependence on Key Personnel

    The Company depends upon the efforts and skills of its key executives, most importantly Ilyas Chaudhary, the Chairman of the Board and Chief Executive Officer of the Company. The Company has an employment agreement with Mr. Chaudhary, which will expire in January 2000, and is the beneficiary of a $5 million policy insuring Mr. Chaudhary's life. The Company also has employment agreements with other key employees which will expire in 1998 and 1999. See "Management Benefit Plans and Employment Agreements -- Employment Agreements." The success of the Company will depend, in part, on its ability to manage its assets and attract and retain qualified management and field personnel. There can be no assurance that the Company will be able to hire or retain such personnel. In addition, the loss of Mr. Chaudhary or other key personnel could have a material adverse effect on the Company.

    Volatility of Common Stock

    The market price for the Common Stock has been extremely volatile in the past and could continue to fluctuate significantly in response to the results of drilling one or more wells, variations in quarterly operating results and changes in recommendations by securities analysts, as well as factors affecting the securities markets or the oil and gas industry in general. See " Factors Relating to the Oil And Gas Industry and the Environment." Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable trades of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in more actively traded securities. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

    Shares Eligible for Future Sale; Control by Significant Stockholder

    On December 31, 1997, the Company had outstanding 10,883,908 shares of Common Stock. Of these shares, 4,963,438 shares of Common Stock were freely transferable and tradable without restriction or further registration under the Securities Act. In addition, approximately 822,600 shares of Common Stock may currently be issued upon the conversion of the outstanding Debentures of the Company. Mr. Chaudhary, members of his family and companies controlled by Mr. Chaudhary beneficially own 5,858,010 shares of Common Stock (53.82% of the outstanding Common Stock). Other officers and directors of the Company beneficially own an additional 62,460 shares (0.57% of the outstanding Common Stock). See "Shares Eligible For Future Sale." Mr. Chaudhary, as the indirect controlling stockholder of the Company, can exercise significant, if not controlling, influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also accelerate, delay or prevent a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

    Outstanding Preferred Stock

    As of December 31, 1997, 10,000 shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock") were issued and outstanding. Each of the Series A Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing the stated value ($1,000) of the shares of Series A Preferred Stock (as such value may be increased due to accrued but unpaid interest) by the then current Conversion Price (which is determined by reference to the then current market price, but in no event will the Conversion Price be greater than $9.345). If converted based on a Conversion Price equal to the closing bid price of the Common Stock on December 31, 1997, the Series A Preferred Stock would have been convertible into approximately 1,176,500 shares of Common Stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of the Common Stock. If converted based on a Conversion Price equal to the closing bid price of the Common Stock on January 15, 1998, the Series A Preferred Stock would have been converted into approximately 1,454,500 shares of Common Stock. Purchasers of Common Stock could therefore experience substantial dilution of their investment upon conversion of the Series A Preferred Stock. The shares of Series A Preferred Stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144 or Rule 701. The shares of Common Stock into which the Series A Preferred Stock may be converted are being registered pursuant to the Registration Statement of which this Prospectus forms a part.

    On December 31, 1997, warrants to purchase 224,719 shares of Common Stock were issued to the purchasers of the Series A Preferred Stock and warrants to purchase 44,944 shares of Common Stock were issued to Aberfoyle Capital Ltd. as a fee in connection with the placement of the Series A Preferred Stock (collectively, the "Warrants"). The Warrants are exercisable over the next three years at a price of $10.68 (as may be adjusted from time to time under certain antidilution provisions). The shares of Common Stock issuable upon exercise of the Warrants are being registered pursuant to the Registration Statement of which this Prospectus forms a part.

    The Series A Preferred Stock contains terms that impose restrictions on the Company and may hinder the Company's ability to raise additional capital. Under certain circumstances the Company will be required to redeem the Series A Preferred Stock at a price equal to 115% of its stated value. There can be no assurance that the Company will have the resources to complete such redemption. In addition, because the conversion price of the Series A Preferred Stock is determined based on the market price of the Common Stock, the conversion of the Series A Preferred Stock could be extremely dilutive to the holders of Common Stock.

    Authorization of Preferred Stock

    The Company's Board of Directors has the authority to issue up to 49,990,000 additional shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue additional shares of Preferred Stock. See "Description of Capital Stock."

    Substantial Options and Debentures Outstanding

    At December 31, 1997, the Company had outstanding  options to purchase up to
1.17 million shares of Common Stock at exercise prices ranging from $1.25 to $15.50 with a weighted average exercise price of $8.95 per share. Additionally, as of December 31, 1997, the Company had outstanding Debentures in the aggregate principal amount of $3,599,000, which may convert into Common Stock at a price of $4.375 per share. If Common Stock prices continue at current levels or improve, the Company anticipates calling for the redemption of the Debentures in the next year, which will likely result in a substantial number of the holders converting the Debentures prior to the redemption date. In addition, on December 31, 1997, the Company issued the Warrants to purchase 289,663 shares of Common Stock at an exercise price of $10.68. In addition, if the Company redeems the Series A Preferred Stock it will be obligated to issue warrants (the "Redemption Warrants") to purchase 200,000 shares of Common Stock at an exercise price determined based on the price of the Common Stock at the time of such redemption. The existence of these options, warrants and Debentures may hinder future financings by the Company and the exercise of such options and warrants and conversion of such Debentures will dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise or conversion of these options and Debentures could adversely affect the prevailing market price of the Common Stock. Further, the holders of options may exercise them and adversely affect the market price of Common Stock at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Description of Capital Stock Common Stock" and "Principal Stockholders."

    Dependence on Key Customers

    Empresa Colombiana de Petroles ("Ecopetrol"), which also owns a 50% working interest in the Company's Colombian Nare Association properties, is the only viable purchaser of the Company's oil production in Colombia, which accounted for 31.5% of the Company's total oil and gas revenues in the nine months ended September 30, 1997. Prices received from the sale of oil produced at the Company's Nare and Cocorna Colombian properties are determined by formulas set by Ecopetrol. The formula for determining the price paid for crude oil produced at the Company's Colombian properties is based upon the average of specified fuel oil and international crude oil prices, which average is then discounted relative to the price of West Texas Intermediate crude oil. The formula is expected to be adjusted again by Ecopetrol in February 1999. There can be no assurance that Ecopetrol will not decrease the prices it pays for the Company's oil in the future. A material decrease in the price paid by Ecopetrol would have a material adverse effect on the Company's financial condition and future operations. Also, the loss of Ecopetrol as a purchaser could have a material adverse effect on the Company. See "Business Marketing of Production." Further, much of the Company's domestic production is heavy, low gravity, viscous crude oil from the Central Coast Fields. Often these crudes contain significant amounts of sulfur and metals, which make it undesirable feedstock for most refineries. In times of excess supply of competitive crudes and low producer prices, these crudes are often the first crudes rejected by California crude purchasers. This means that the demand and price paid for much of the Company's production from the Central Coast Fields can vary significantly. Substantially all of the Company's production from the Central Coast Fields is sold to PetroSource, which in turn, has such oil processed at the Company's asphalt refinery in Santa Maria, California (the "Santa Maria Refinery"). The operation and ownership of the Santa Maria Refinery is important to the Company because it creates additional demand for the Company's heavy gravity crudes.

    Dependence on Operator

    As of September 30, 1997, all of the Company's Colombian, and approximately 13.6% of the Company's North American, oil and gas production was derived from properties operated by the Omimex Group, a privately held Fort Worth, Texas company (together with Ecopetrol and the Colombian governmental authorities necessary to operate the properties). The speed and success of the Company's Colombian development and exploration efforts depend on the competence and proficiency of Omimex. Further, because of its minority ownership in the oil and gas interests in this jointly owned property, the Company does not have the ability to materially influence the development and exploration plans for such properties or, without the cooperation of Ecopetrol, remove Omimex as operator. The costs and results of operations conducted by Omimex are not within the control of the Company. See "- Factors Relating to the Oil and Gas Industry and the Environment - Colombian Operations."

    Risks Relating to Certain Corporate Matters

    Under previous management and prior to its recent reincorporation as a Delaware corporation, the Company did not make various required filings with the Commission, may not have complied with requisite corporate formalities, may have failed to accord stockholders the right to exercise preemptive rights (the right of an existing stockholder to purchase additional shares to prevent dilution of its ownership percentage) and may have failed to validly adopt a material amendment to its Articles of Incorporation. In addition, the Company has been unable to locate all of its original minutes for meetings of the Board of Directors and stockholders and stock records for much of its early history. Further, until the Company's 1997 Annual Meeting of Stockholders, the Company had not notified stockholders of their right to cumulative voting (the right of a stockholder to accumulate his votes and cast all of them for less than all of the nominees for director). When these matters were discovered, the Company took corrective, ratifying and other actions designed to mitigate the effect of these matters, including obtaining waivers from over ninety percent of the shares entitled to exercise preemptive rights and securing an indemnity from Capco Resources Ltd., a company which is the owner of approximately 50.3% of the Company and controlled by Mr. Chaudhary. Additionally, since Mr. Chaudhary would have been entitled to elect a majority of the Board of Directors of the Company, the Company believes that the failure to inform stockholders of the existence of cumulative voting did not have a material effect upon the election of previous Boards. For further information regarding these matters and the risks related thereto, see the discussion contained under the caption "Risk Factors Factors Relating to the Company -- Risks Relating to Certain Corporate Matters" in the Company's Form S-3 Registration Statement (File No. 33-94678) dated December 20, 1995, filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, and under the caption "Description of Business - General -- Development of the Business of Saba" in the Report on Form 10-KSB for the year ended December 31, 1996, filed with the Commission (File No. 1-12322) under the Securities Exchange Act of 1934, as amended, which can be obtained from the Commission. See "Available Information".

    Wells Operated Under Joint Operating Agreements

    Many of the Company's business activities are conducted through joint operating agreements in which the Company owns a partial interest in oil and gas wells and the wells are operated by the Company or another joint owner. If the Company is the operator, it has the risk that one of the joint owners may not pay the owner's share of costs. If the Company is not the operator, it has risks because it must reimburse the operator for the Company's share of costs incurred by the operator, and the Company does not have control over operating procedures and expenditures of the operator.

Risks Relating to the Oil and Gas Industry and the Environment

    Volatility of Commodity Prices and Markets

    Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty, political conditions in international oil producing regions, the extent of domestic production and importation of oil and gas in certain relevant markets, the level of consumer demand, weather conditions, the competitive position of oil or gas as a source of energy as compared with other energy sources, the refining capacity of oil purchasers, the effect of federal, state and local regulation on the production, transportation and sale of oil and political decisions such as trade restrictions or the sale of strategic energy reserves. Adverse changes in the market for oil and gas or the related regulatory environment would likely have an adverse effect on the price of the Company's Common Stock and the Company's ability to obtain capital or partners for its projects. See "- Factors Relating to the Company - Dependence on Key Customers."

    Uncertainty of Estimates of Reserves and Future Net Revenues; Decline in Oil and Gas Prices

    The proved developed and undeveloped oil and gas reserve figures presented in this Prospectus are estimates based on reserve reports prepared by independent petroleum engineers at a particular point in time and based on specific pricing assumptions which may no longer be valid. Changes in pricing assumptions can have a material effect on the estimated reserves. Since December 31, 1996, oil and gas prices have generally declined. At December 31, 1996, the price of WTI crude oil as quoted on the New York Mercantile Exchange was $25.12 per Bbl and the comparable price at December 31, 1997, was $18.30. Quotations for natural gas at such dates were $4.22 per Mcf and $2.55 per Mcf, respectively. Estimating reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially, depending in part on the assumptions made, and may be subject to material adjustment. There can be no assurance that the pricing and production assumptions will be realized. Estimates of proved undeveloped reserves, which comprise a substantial portion of the Company's reserves, are, by their nature, much less certain than proved developed reserves. Consequently, the accuracy of engineering estimates is not assured. See "Business - Oil and Gas Reserves."

    Replacement of Reserves; Exploration, Exploitation and Development Risks

    The Company's success will largely depend on its ability to replace and expand its oil and gas reserves through the development of its existing property base, the acquisition of other properties and its exploration activities, all of which involve substantial risks. There can be no assurance that these activities will result in the successful replacement of, or additions to, the Company's reserves. Successful acquisitions of producing properties generally require accurate assessments of recoverable reserves, future oil and gas prices, drilling, completion and operating costs, potential environmental and other liabilities and other factors. After acquisition of a property, the Company may begin a drilling program designed to enhance the value of the prospect. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, including drilling rigs. Furthermore, even if a well is drilled and completed as capable of production, it does not ensure a profit on the investment or a recovery of drilling, completion and operating costs. Substantially all of the Company's oil and gas leases require that the working interest owner continuously drill wells on the lands covered by the leases until such lands are fully developed. Failure to comply with such obligations could result in the loss of a lease. In addition, foreign concessions (such as the Company's Indonesian Concession) impose substantial work obligations upon the concession holder. See "Business - Exploration and Development Drilling Activities."

    Writedowns of Carrying Values

    The Company periodically reviews the carrying value of its oil and gas properties under the full cost accounting rules of the Commission. Under these rules, capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. Application of this "ceiling" test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a writedown for accounting purposes if the ceiling is exceeded, even if prices declined for only a short period of time, and even if prices increase in subsequent periods. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases when oil and natural gas prices are depressed or decline substantially. If a writedown is required, it would result in a one-time charge to earnings, but would not impact cash flow from operating activities.

    As of September 30, 1997, the Company reported approximately $51.9 million of net capitalized oil and gas property costs and estimated the cost ceiling exceeded the net capitalized costs by approximately $15.0 million.

    Competition in the Oil and Gas Industry

    The oil and gas industry is highly competitive. Many of the Company's current and potential competitors have significantly greater financial resources and a greater number of experienced and trained managerial and technical personnel than the Company. There can be no assurance that the Company will be able to compete effectively with these firms.

    Environmental Obligations

    In connection with the acquisitions of most of its properties, including those in Colombia and in California, the Company has agreed to indemnify the sellers from various environmental liabilities, including those that are associated with the seller's prior obligations. Many of these properties were in production during years in which environmental controls were significantly more lax than they are presently. The Company does not conduct a detailed investigation and, accordingly, the Company may be subject to requirements for remediation of environmental damage caused by its predecessors. At the time of an acquisition, there may be unknown conditions which subsequently may give rise to an environmental liability. Consequently, it is difficult to assess the extent of the Company's obligation under these indemnities. Further, the oil and gas industry is also subject to environmental hazards, such as oil spills, oil and gas leaks, ruptures and discharges of oil and toxic gases, which could expose the Company to substantial liability for remediation costs, environmental damages and claims by third parties for personal injury and property damage.

    From time to time in the course of operations, the Company has violated various administrative environmental rules. The Company rectifies the violations after the same are called to its attention. In many cases, the Company has been required to pay fines, some of which have been material in amount, as a result of these violations. Because of the nature of oil and gas producing operations, it is unlikely that operations will be totally violation-free. However, the Company continuously seeks to comply with environmental laws.

    Governmental Regulations and Environmental Risks

    The production and refining of oil and natural gas is subject to regulation under a wide range of federal, state and local statutes, rules, orders and regulations. These requirements specify that the Company must file reports concerning drilling and operations and must obtain permits and bonds for drilling, reworking and recompletion operations. Most areas in which the Company owns and operates properties have regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of spacing. Many jurisdictions also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations. These regulations may limit the rate at which oil and natural gas can be produced from the Company's properties. Some jurisdictions have also enacted statutes prescribing maximum prices for natural gas sold from such jurisdictions.

    Various federal, state and local laws and regulations relating to the protection of the environment affect the Company's operations and costs. In particular, the Company's production operations and its use of facilities for treating, processing or otherwise handling hydrocarbons and related wastes are subject to stringent environmental regulation. Compliance with these regulations increases the cost of Company operations. Environmental regulations have historically been subject to frequent change and reinterpretation by regulatory authorities and the Company is unable to predict the ongoing cost of complying with new and existing laws and regulations or the future impact of such laws and regulations on its operations. The Company has not obtained environmental surveys, such as Phase I reports, which would disclose matters of public record and could disclose evidence of environmental contamination requiring remediation, on all of the properties that it has purchased. The Company has, however, completed limited environmental assessments for substantially all of its California and Michigan oil and gas properties and the Santa Maria Refinery. These assessments are generally the result of limited investigations performed at governmental environmental offices and cursory site investigations and are not expected to reveal matters which would be disclosed by more costly and time-consuming physical investigations. Generally, such reports are employed to determine if there is obvious contamination and to attempt to obtain indemnification from the seller of the property. Most of the properties that have been purchased by the Company have been in production for a number of years and should be expected to have environmental problems typical of oil field operations generally, and may contain other areas of greater environmental concern. The Company has identified a limited number of areas in which contamination exists on properties acquired by it.

    Refinery Matters

    The party who sold the asphalt refinery in Santa Maria, California, to the Company agreed to remediate portions of the refinery property by June 1999. Prior to the acquisition of the refinery, the Company had an independent consultant perform an environmental compliance survey for the refinery. The survey did not disclose required remediation in areas other than those where the seller is responsible for remediation, but did disclose that it was possible that all of the required remediation may not be completed in the five-year period. The Company, however, believes that either all required remediation will be completed by the seller within the five-year period or the Company will provide the seller with additional time to complete the remediation. Should the seller not complete the work during the five year period, because of uncertainties in the language of the agreement, there is some risk that a court could interpret the agreement to shift the burden of remediation to the Company.

    Property Matters

    In 1993, the Company acquired a producing mineral interest from a major oil company. At the time of acquisition, the Company's investigation revealed that a discharge of diluent (a light, oil-based fluid which is often mixed with heavier grade crudes) had occurred on the acquired property. The purchase agreement required the seller to remediate the area of the diluent spill. After the Company assumed operation of the property, the Company became aware of the fact that diluent was seeping into a drainage area which traverses the property. The Company took action to contain the contamination and requested that the seller bear the cost of remediation. The seller has taken the position that its obligation is limited to the specified contaminated area and that the source of the contamination is not within the area that the seller has agreed to remediate. The Company has commenced an investigation into the source of the contamination to ascertain whether it is physically part of the area which the major oil company agreed to remediate or is a separate spill area. The Company also found a second area of diluent contamination and is investigating to determine the source of that contamination. Investigation and discussions with the seller are ongoing. Should the Company be required to remediate the area itself, the cost to the Company could be significant. The Company has spent approximately $240,000 to date on remediation activities, and present estimates are that the cost of complete remediation could approach $800,000. Since the investigation is not complete, the Company is unable to accurately estimate the cost to be borne by the Company.

    In 1995, the Company agreed to acquire, for less than $50,000, an oil and gas interest on which a number of oil wells had been drilled by the seller. None of the wells were in production at the time of acquisition. The acquisition agreement required that the Company assume the obligation to abandon any wells that the Company did not return to production, irrespective of whether certain consents of third parties necessary to transfer the property to the Company were obtained. The Company has been unable to secure all of the requisite consents to transfer the property but nevertheless may have the obligation to abandon the wells. The Company is evaluating its drilling options and is considering whether to continue to attempt to secure the transfer consents. A preliminary estimate of the cost of abandoning the wells and restoring the well sites is approximately $800,000. The Company has been unable to determine its exposure to third parties if the Company elects to plug such wells without first obtaining necessary consents. For these and other reasons, there can be no assurance that material costs for remediation or other environmental compliance will not be incurred in the future. These environmental compliance costs could materially and adversely affect the Company. In addition, the Company is generally required to plug and abandon well sites on its properties after production operations are completed. No assurance can be given that the costs of closure of any of the Company's other oil and gas properties would not have a material adverse effect on the Company.

    Through a subsidiary, the Company discharges water from its operations in Louisiana pursuant to a compliance order issued by the Department of Environmental Quality ("DEQ"). The matter of overboard discharge is controlled by the Environmental Protection Agency, but regulated by the State of Louisiana through its DEQ. Since the initial termination date of December 31, 1991, the DEQ has consistently granted extensions regarding the matter of overboard discharge. The DEQ has granted the Company an extension of its discharge permit through January 31, 1998. In or about September 1997, the Company had been notified by the DEQ, however, of its assertion that the Company's permit had expired in September or October, 1997. A determination that the permit had expired would subject the Company to a statutory fine if the DEQ determined to levy a fine. The Company has been conducting its operations in compliance with the permit as it has customarily done in the past. With an expected implementation in January 1998, the Company has been making preparations to convert a well to inject the water as an alternative means of disposal.

    Colombian Operations

    In February 1997, the Company's rights to the Cocorna area expired in accordance with the terms of the governing agreement, and this property reverted to Ecopetrol. The Company and Omimex were required to perform various environmental remedial operations, which Omimex advises have been substantially, if not wholly, completed. The Company and Omimex are waiting for an inspection of the Cocorna area by Colombian officials to determine whether the government will require any further remedial work. Based upon the advice of Omimex, the Company does not anticipate any significant future expenditures associated with the environmental requirements for the Cocorna area.

    Operational Hazards and Uninsured Risks

    Oil and gas exploration, drilling, production and refining involves hazards such as fire, explosions, blow-outs, pipe failures, casing collapses, unusual or unexpected formations and pressures and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, any one of which may result in environmental damage, personal injury and other harm that could result in substantial liabilities to third parties and losses to the Company. The
Company maintains insurance against certain risks which it believes are customarily insured against in the oil and gas industry by companies of comparable size and scope of operations. The insurance that the Company maintains does not cover all of the risks involved in oil exploration, drilling and production and refining; and if coverage does exist, it may not be sufficient to pay the full amount of these liabilities. The Company may not be insured against all losses or liabilities which may arise from all hazards because insurance is unavailable at economic rates, because of limitations in the Company's insurance policies or because of other factors. Any uninsured loss could have a material and adverse effect on the Company. The Company maintains insurance which covers, among other things, environmental risks; however, there can be no assurance that the insurance the Company carries will be adequate to cover any loss or exposure to liability, or that such insurance will continue to be available on terms acceptable to the Company. See "- Governmental Regulations and Environmental Risks."

Risks Relating to Operations in Colombia and Other Countries

    International Operations

    The Company has producing properties in Colombia and Canada, is undertaking exploration operations in Indonesia and Great Britain and is exploring opportunities in other countries, including Pakistan, the Peoples Republic of China and members of the Commonwealth of Independent States (formerly part of the Soviet Union). Risks inherent in international operations generally include local currency instability, inflation, the risk of realizing economic currency exchange losses when transactions are completed in currencies other than United States dollars and the ability to repatriate earnings under existing exchange control laws. Changes in domestic and foreign import and export laws and tariffs can also materially impact international operations. In addition, foreign operations involve political, as well as economic, risks such as nationalization, expropriation, contract renegotiation and changes in laws resulting from governmental changes. In addition, many licenses and agreements with foreign governments are for a fixed term and may not be held by production. In the event of a dispute, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. In addition, Colombia, which has a history of political instability, is currently experiencing such instability due to, among other factors: insurgent guerrilla activity, which has affected other oil production and pipeline operations; drug-related violence and actual and alleged drug-related political payments; kidnapping of political and business personnel; the potential change of the national government by means other than a recognized democratic election; labor unrest, including strikes and civil disobedience; and a substantial downturn in the overall rate of economic growth. There can be no assurance that these matters, individually or cumulatively, will not materially affect the Company's Colombian properties and operations or by affecting Colombian governmental policy, have an adverse impact on the Company's Colombian properties and operations.

    Uncertainties in the United States , Colombia Bilateral Political, Trade and
      Investment Relations

    Pursuant to the International Narcotics Control Act of 1990, the President of the United States is required to determine whether to certify that Colombia has cooperated with the United States, or taken adequate steps on its own, to achieve the goals of the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. In 1995, 1996 and 1997, the President de-certified Colombia. The 1995 de-certification was later subject to a so-called "national interest" waiver, effectively nullifying its statutory effects. Based on the 1996 Presidential de-certification, the United States imposed substantial economic sanctions on Colombia, including the withholding of bilateral economic assistance, the blocking of Export-Import Bank and Overseas Private Investment Corporation loans and political risk insurance and votes against multilateral assistance to Colombia in the World Bank and the Inter-American Development Bank. The consequences of continued and successive United States de-certifications of Colombian activities are not fully known, but may include the imposition of additional economic sanctions on Colombia in 1998 and succeeding years. The President also has authority to impose far-reaching economic, trade and investment sanctions on Colombia pursuant to the International Emergency Economic Powers Act of 1978, which powers were exercised against Panama in a dispute over narcotics trafficking activities by the Panamanian government in 1987. The Colombian government's reaction to United States' sanctions could potentially include, among other things, restrictions on the repatriation of profits and the nationalization of Colombian assets owned by United States' entities. Accordingly, imposition of the foregoing economic and trade sanctions on Colombia could materially and adversely affect the performance of the Common Stock and the Company's long-term financial results.

    Colombian Labor Disturbances

    All of the workers employed at the Company's Colombian fields belong to one of two unions. Omimex is currently in contract negotiations with one of these unions. While the Company has experienced organized work disruptions, including intermittent disruption of production during the course of such discussions, there have been no major union disturbances. There can be no assurance, however, that the Company will not experience such disturbances, including significant production interruption due to sabotage, work slowdowns or work stoppages.



                                                                 USE OF PROCEEDS

    The Company will not receive any proceeds from the sale of the Common Stock in this offering.


                                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock trades on the American Stock Exchange under the symbol "SAB." The following table sets forth the high and low quarterly closing sales prices of the Common Stock as reported on the American Stock Exchange for the periods indicated. The sales prices set forth below have been adjusted to reflect a two-for-one stock split in the form of a stock dividend paid in December 1996. Prior to May 22, 1995, the Common Stock was traded on the Emerging Company Marketplace of the American Stock Exchange.


                                                                                          Low            High

1998
  First Quarter (through January 23).............................................  $        6 1/16 $         8 1/2
1997
  Fourth Quarter                                                                   $             8 $        14 7/8
  Third Quarter .................................................................         12 13/16          20 1/8
  Second Quarter.................................................................           10 3/4          17 3/4
  First Quarter..................................................................           12 3/4          25 1/4
1996
  Fourth Quarter.................................................................  $         9 1/4 $        27 1/8
  Third Quarter .................................................................           6 3/16         9 15/16
  Second Quarter.................................................................            3 7/8               8
  First Quarter..................................................................           3 9/16           4 3/4


    On January 23, 1998, the last reported sales price of the Common Stock on the American Stock Exchange was $6 7/8. The Company has never paid cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The Series A Preferred Stock, the Company's Debentures and the Company's principal revolving credit agreement restrict the payment of dividends by the Company. See Note 8 of Notes to Consolidated Financial Statements of the Company. At December 31, 1997, the Company had approximately 2,810 stockholders of record.

                                                         SELECTED FINANCIAL DATA

    The following tables, parts of which have been derived from the Company's audited financial statements, set forth historical financial information for the Company and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this Prospectus. The financial data for the nine month periods ended September 30, 1996 and 1997 was derived from the unaudited financial statements of the Company and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments except as set forth below) necessary to present fairly the results for such periods. The results of operations for such periods are not necessarily indicative of those that may be expected for a full year, and none of the data presented below is necessarily indicative of future results.


                                                                                                    Nine Months Ended
                                                   Year Ended December 31,                            September 30,
                                  1992         1993         1994          1995         1996         1996         1997

                                                        (In thousands, except per share amounts)


Statement of Operations
   Data
   Revenues:
      Oil and gas sales.....     $   6,021  $    10,130 $     12,170   $    16,941  $    31,521  $    22,076  $    25,282
      Other ................           484          400          784           753        1,681        1,077        1,496
         Total revenues ....         6,505       10,530       12,954        17,694       33,202       23,153       26,778

   Expenses:
      Production costs(1) ..         3,370        5,857        7,547        10,561       14,604       10,955       12,250
      General and
         administrative ....         1,242        2,503        1,882         2,005        3,920        2,660        3,468
      Depletion,
         depreciation and
         amortization ......         1,102        1,853        2,041         2,827        5,527        3,616        5,012
         Total expenses ....         5,714       10,213       11,470        15,393       24,051       17,231       20,730
   Operating income ........           791          317        1,484         2,301        9,151        5,922        6,048
   Other income
   (expense):
      Interest expense .....         (316)        (443)        (634)       (1,364)      (2,402)      (1,795)      (1,421)
      Gain on issuance of
         shares of
         subsidiary ........            --           --           --           125            8            6            6
      Other ................            15            1           43          (10)          207          229        (196)
         Total other income
          (expense) ........         (301)        (442)        (591)       (1,249)      (2,187)      (1,560)      (1,611)
   Income (loss) before
      income taxes .........           490        (125)          893         1,052        6,964        4,362        4,437
   Provision (benefit) for
      taxes on income ......           125         (37)          384           450        2,958        1,963        1,800
   Minority interest in
      earnings of
      consolidated
      subsidiary ...........            --           --           --            55          241          178           90
   Net income (loss) .......             $            $            $             $            $            $            $
                                       365         (88)          509           547        3,765        2,221        2,547

   Net earnings (loss) per
      share(2) .............             $            $            $             $            $            $            $
                                      0.06       (0.01)         0.06          0.06         0.37         0.24         0.23
   Weighted average
      common and
      common equivalent
      shares outstanding
      (primary)(2) .........         5,813        7,065        7,996         8,743        9,416        9,224       11,192

Other Financial Data
   EBITDA(3) ...............             $            $            $             $            $            $            $
                                     1,908        2,171        3,568         5,188       14,652        9,595       10,780
   Operating cash flow(4) ..         1,504        1,728        2,805         3,335        9,659
   Capital expenditures ....         7,166        2,372        6,573        17,015       12,776        5,408       29,080

==============================




                                                          December 31,                               September 30,
                                   1992          1993           1994         1995         1996           1997
------------------------------
                                                     (In thousands, except per share amounts)
------------------------------

Balance Sheet Data
   Working capital
      (deficit) ............      $ (1,096)      $   (860)     $ (2,422)     $  2,471     $  2,418      $  (17,266)
   Total assets ............         12,214         13,261        18,108       39,751       49,117           77,472
   Current portion of
      long-term debt .......             27          1,440         2,357          505        1,806           18,088
   Long-term debt, net(5) ..          3,613          4,875         5,323       23,543       20,812           20,259
   Stockholders' equity ....          4,010          4,407         6,283        7,848       17,715           22,657




(1)  Production costs include production taxes.
(2) As adjusted for a two-for-one stock split in the form of a stock dividend paid in December 1996.
(3) EBITDA represents earnings before interest expense, provision (benefit) for taxes on income, depletion, depreciation and amortization. EBITDA is not required by GAAP and should not be considered as an alternative to net income or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.
(4) Operating cash flow represents net income plus deferred income tax expense and depletion, depreciation and amortization. The Company does not calculate operating cash flow for interim periods.
(5) For information on terms and interest, see Note 8 of Notes to Consolidated Financial Statements of the Company.










                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the "Selected Financial Data" included elsewhere in this Statement.

General

    The Company is an independent energy company engaged in the acquisition, exploration and development of oil and gas properties. To date, the Company has grown primarily through the acquisition of producing properties with significant exploration and development potential in the United States, Colombia and Canada. This strategy has enabled the Company to assemble a significant inventory of properties over the past five years. From January 1, 1992 through September 30, 1997, the Company completed 25 property acquisitions. Between 1992 and 1996, the Company's proved reserve base, production and operating cash flow have increased at compound annual growth rates of 65.8%, 54.8% and 59.2%, respectively. The Company's strategy has expanded to emphasize growth through exploration and development drilling.

    In 1996, the Company implemented a program to increase reserves through exploration and development drilling. The current focus of this program is on the drilling of approximately 170 principally horizontal wells in the Central California Coast Fields and approximately 200 wells in Colombia's Middle Magdalena Basin. A total of thirteen gross (13.0 net) oil wells were drilled in California as part of the Company's 1997 drilling program. Eight of the wells are currently in production, two wells have encountered formation problems which the Company is seeking to remediate, one well was determined to be noncommercial and two wells (one pair) are Steam Assisted Gravity Drainage horizontal wells that are shut-in awaiting completion of the permitting process with regulatory authorities. Four horizontal wells were drilled in a previous waterflood area and high water cuts are inhibiting oil production rates. Although this situation was not unexpected, the dewatering process is occurring at lower rates than anticipated. Based on the results obtained to date, the Company limited its 1997 horizontal drilling program to the wells already drilled. Combined geologic-reservoir engineering and production engineering studies are currently underway to determine the nature and extent of the 1998 horizontal drilling program. In Colombia, a total of thirteen gross (3.25 net) wells have been drilled to date on the Teca/Nare property, and one well abandoned by the previous operator was re-entered and completed for production. The operator has made an application to obtain a global environmental permit in order to more rapidly develop the entire field. At the Velasquez field, five gross (1.25 net) wells were recompleted in a different formation to establish additional reserves and increase production. In the fourth quarter of 1997, the operator received regulatory approval to conduct operations on six additional locations.

    The Company's revenues are primarily comprised of oil and gas sales attributable to properties in which the Company owns a majority or substantial interest. The Company accounts for its oil and gas producing activities under the full cost method of accounting. Accordingly, the Company capitalizes, in separate cost centers, all costs incurred in connection with the acquisition of oil and gas properties and the exploration for and development of oil and gas reserves. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition involves a significant change in reserves. The Company's financial statements have been consolidated to reflect the operations of its subsidiaries, including the Company's approximate 74% ownership interest in Beaver Lake Resources Corporation, a Canadian public company ("Beaver Lake").

Crude Oil Prices

    The price received by the Company for its oil produced in North America is influenced by the world price for crude oil, as adjusted for the particular grade of oil. The oil produced from the Company's California properties is predominantly a heavy grade of oil, which is typically sold at a discount to lighter oil. The oil produced from the Company's Colombian properties is also predominantly a heavy grade of oil. The prices received by the Company for its Colombian produced oil are determined based on formulas set by Ecopetrol. See "Risk Factors - Factors Relating to Operations in Colombia and Other Foreign Countries" and "Business - Marketing of Production."

    The weighted average sales price of the Company's crude oil was $14.45 per Bbl in 1996 and $13.81 per Bbl for the first nine months of 1997, representing approximately 66.8% and 66.3%, respectively, of the average posted price per Bbl for WTI crude oil during those periods. Since January 1, 1992, the weighted average quarterly sales price received by the Company for its crude oil ranged from a low of $10.69 for the quarter ended March 31, 1994 to a high of $17.37 for the quarter ended December 31, 1996.

Results of Operations

    Comparison of Nine Months Ended September 30, 1997 and 1996

         Oil and Gas Sales

    Oil and gas sales increased approximately 14.5% to $25.3 million during the nine months ended September 30, 1997 from $22.1 million for the same period of 1996. Average sales price per BOE for the nine months ended September 30, 1997 increased 0.9% to $13.48 from $13.36 per BOE for the same period of 1996.

    Total  production  increased  11.8% to 1.9  MMBOE in the nine  months  ended
September 30, 1997 as compared to 1.7 MMBOE for the same period of 1996. The increase in oil and gas production was primarily attributable to the Company's property acquisitions in Louisiana in November 1996 and September 1997 and the horizontal drilling program that began in California in June 1996. The production increases were partially offset by a decline in production in Colombia of 117,000 BOE for the nine month period ended September 30, 1997 from the same period of 1996. The decline resulted from the reversion of the Cocorna concession in February 1997 and normal production declines.

         Other Revenues

    Other revenues increased 36.4% to $1.5 million for the nine months ended September 30, 1997, as compared to $1.1 million for the same period of 1996. The increase was due primarily to additional processing fee income of $723,000 realized from the Company's asphalt refinery and additional operator's overhead recoveries of $96,000 on operated oil and gas properties, reduced by excess Velasquez-Galan Pipeline operating expenses in the amount of $414,000 which were invoiced to the Company by the facility's operator in the first quarter of the year.

         Production Costs

    Production costs increased 10.9% to $12.2 million for the nine months ended September 30, 1997, as compared to $11.0 million for the same period in 1996. Average production costs per BOE decreased $0.10 for the nine months ended September 30, 1997 from $6.63 for the same period in 1996, resulting in decreased production costs of $186,000.

    A production increase of 223,000 BOE for the nine months ended September 30, 1997, from 1.7 MMBOE for the same period of 1996, resulted in increased production costs of $1.5 million. In comparison with the nine month period of the prior year, production volume changes for the same period in 1997 were an increase of 347,000 BOE in the United States and a decrease of 117,000 BOE in Colombia. The increase in the United States was primarily attributable to the Company's property acquisitions in Louisiana in November 1996 and September 1997, and the horizontal drilling program that began in California in June 1996. Approximately one-half of the production declines in Colombia resulted from the reversion of the Cocorna Concession property interest in February 1997; the balance of the decrease was due to normal production declines. The results of the drilling program in Colombia, which began in the second quarter of 1997, partially offset normal production declines.

         General and Administrative Expenses

    General and administrative expenses increased 29.6% to $3.5 million for the nine months ended September 30, 1997, from $2.7 million for the same period of 1996. The overall increase in general and administrative expenses was due principally to the increase in employment in the Company's domestic offices to support its oil and gas property development programs in California, New Mexico and Louisiana.

         Depletion, Depreciation and Amortization

    Depletion, depreciation and amortization expenses increased 38.9% to $5.0 million for the nine months ended September 30, 1997, from $3.6 million for the same period of 1996. Depletion expense increased 40.6% to $4.5 million for the nine months ended September 30, 1997, from $3.2 million for the same period of 1996. The increase was primarily attributable to domestic production volume increases for the nine months ended September 30, 1997, of 347,000 BOE in comparison with the same period of 1996, and capital costs recorded by the Company in its full cost pools beginning in the second quarter of 1996, and the anticipated future development and abandonment costs to be incurred in connection with the management of its oil and gas properties. Depreciation and amortization expenses increased $62,000 for the nine months ended September 30, 1997, from $408,000 for the same period of 1996.

         Other Income (Expense)

    Other income (expense) decreased to expense of $190,000 for the nine months ended September 30, 1997, from income of $235,000 for the same period of 1996. The change was primarily due to foreign currency translation losses of $354,000 realized by the Company's Colombia operations for the nine months ended September 30, 1997.

         Interest Expense

    Interest expense decreased 22.2% to $1.4 million for the nine months ended September 30, 1997, from $1.8 million for the same period of 1996. The decrease was due primarily to the conversion of $8.6 million of Debentures to Common Stock occurring since April 1, 1996. Interest expense attributable to the Company's revolving line of credit increased $262,000 for the nine months ended September 30, 1997, from the same period of 1996. The average debt balance outstanding under this credit facility increased 66.7% to $14.5 million for the nine months ended September 30, 1997, from $8.7 million for the same period of 1996, due principally to the use of loan proceeds to fund property acquisitions and development drilling activities. The weighted average interest rate for the revolving line of credit decreased 6% to 8.72% for the nine months ended September 30, 1997, from 9.28% for the same period of 1996.

         Provision for Taxes on Income

    Provision for taxes on income decreased $163,000 (8.3%) for the nine months ended September 30, 1997, from the same period of 1996. The Company's estimated effective tax rates were 43.0% in 1997 and 46.0% in 1996.

         Net Income

    Net income increased $327,000 (14.7%) for the nine months ended September 30, 1997, from the same period of 1996. This increase reflected the effects of changes in oil and gas sales, other revenues, production costs, general and administrative expenses, depletion, depreciation and amortization expenses, interest expense, other income (expense) and provision for taxes on income as discussed above.

    Comparison of Years Ended December 31, 1996 and 1995

         Oil and Gas Sales

    The Company's total oil and gas sales increased 86.4% to $31.5 million for the year ended December 31, 1996, from $16.9 million for 1995. The average sales price per BOE increased 20.2% to $14.05 in 1996 from $11.69 in 1995. The increase was primarily attributable to the full year results in 1996 of the property acquisitions in Colombia during 1995. Excluding the financial impact of the Colombian properties, which were principally acquired in September 1995, oil and gas sales increased 44.2% during 1996, to $18.6 million from $12.9 million for 1995. The average sales price per BOE for United States and Canadian operations was $15.87 and $13.26, respectively, in 1996, representing increases of 21.7% and 28.5%, respectively, from the comparable 1995 averages.

    Oil and gas production increased 46.7% to 2.2 MMBOE for the year ended December 31, 1996, from 1.5 MMBOE for 1995. The increase in oil and gas production was primarily attributable to the acquisitions of the Company's Colombian properties, which were completed in the second half of 1995, and the Company's drilling and rework activities performed in 1996.

         Other Revenues

    Other revenues increased 125.8% to $1.7 million for the year ended December 31, 1996, from $753,000 in 1995. This increase was due primarily to net tariffs of $717,000 for use of the Velasquez-Galan Pipeline in Colombia, in which the Company acquired a 50% interest in September 1995. In addition, the Company's asphalt refining operation reported processing fee income of $514,000 for 1996, as compared to no processing fee income in 1995.

         Production Costs

    Production costs increased 37.7% to $14.6 million in 1996 from $10.6 million in 1995. The Company's production costs per BOE decreased 10.7% to $6.51 in 1996 from $7.29 in 1995. This increase in total production costs was due primarily to increased production volumes. Excluding the financial impact of the Colombian properties, the Company's average production costs per BOE decreased 5.9% to $7.70 for 1996 from $8.18 for 1995. For 1996, production costs for the Colombian properties were $5.3 million, or $5.11 per BOE.

         General and Administrative Expenses

    General and administrative expenses increased 95.0% to $3.9 million in 1996 from $2.0 million in 1995. The Company's general and administrative expenses per BOE increased 26.8% to $1.75 in 1996 from $1.38 in 1995. The increase was due principally to expenses incurred in connection with the Company's expanded international operations in Canada and Colombia in the third and fourth quarters of 1995, and an increase in employment in its domestic offices to support anticipated future growth.

         Depletion, Depreciation and Amortization Expenses

    Depletion, depreciation and amortization expenses increased 96.4% to $5.5 million in 1996 as compared to $2.8 million in 1995. Depletion, depreciation and amortization expenses per BOE increased 26.8% to $2.46 per BOE for the year ended December 31, 1996 from $1.94 per BOE for 1995. This increase was primarily attributable to the capital costs recorded by the Company in its full cost pools during 1996 and the anticipated future development and abandonment costs to be incurred in connection with the management of its oil and gas properties.

         Other Income (Expense)

    Other income increased 87.0% to $215,000 for the year ended December 31, 1996 from $115,000 in 1995. The change was due primarily to foreign currency transaction gains of $41,000 and additional interest income of $97,000 realized in 1996.

         Interest Expense

    Interest expense increased 71.4% to $2.4 million in 1996 from $1.4 million in 1995, due principally to interest expense totaling $998,000 attributable to the Debentures, which were issued in December 1995. The average debt balance outstanding under the Company's revolving credit facility for the year ended December 31, 1996 increased 7.0% to $9.2 million as compared to an average debt balance of $8.6 million in 1995. This increase was due principally to loan proceeds used to fund the Company's acquisition and development program during 1996. The weighted average interest rate for the Company's revolving credit facility decreased to 9.0% in 1996 from 9.8% in 1995.

         Provision for Taxes on Income

    Provision for taxes on income increased 557.3% in 1996 to $3.0 million compared to $450,000 in 1995. The Company's effective tax rate for 1996 was 44.0%, a decrease from 45.1% in 1995 due to the impact of foreign tax credits.

         Net Income

    Net income  increased  594.7% to $3.8 million in 1996 from $547,000 in 1995.
This increase reflected the effects of changes in oil and gas sales, other revenues, production costs, general and administrative expenses, depletion, depreciation and amortization expenses, other income (expense), interest expense and provision for taxes on income as discussed above.

    Comparison of Years Ended December 31, 1995 and 1994

         Oil and Gas Sales

    The Company's total oil and gas sales increased 38.5% to $16.9 million for the year ended December 31, 1995 from $12.2 million for 1994. The increase was primarily attributable to property acquisitions in Colombia during 1995. The average sales price per BOE decreased 5.9% to $11.69 in 1995 from $12.42 in 1994, due primarily to lower sales prices for oil produced from the Colombian properties, which were acquired in 1995. The average sales price per BOE in 1995 for United States and Canadian operations was $13.04 and $10.32, respectively, an increase of 2.9% and a decrease of 7.2%, respectively, from the comparable 1994 averages. The average sales price per BOE in Colombia was $9.44 in 1995. Oil and gas production increased 53.1% to 1.5 MMBOE for the year ended December 31, 1995 from 980 MBOE for 1994. This increase was due primarily to production from properties acquired during 1995.

         Other Revenues

    Other revenues decreased 4.0% to $753,000 for the year ended December 31, 1995 from $784,000 in 1994. This decrease was primarily attributable to a decline in operator fee income of 35.6% to $219,000 in 1995 as compared to $340,000 in 1994, as a result of property dispositions and reduced expenditures on Company-operated properties. Pipeline tariffs received by the Company as a result of its 50% ownership of the Velasquez-Galan Pipeline, which was acquired in September 1995, generated revenue of $439,000 in 1995. A gain on sale of real estate in 1994 provided revenue of $428,000. Rental of facilities and agricultural land at the Company's asphalt refinery produced revenue of $74,000 in 1995 as compared to no revenue in 1994.

         Production Costs

    Production costs increased 39.5% to $10.6 million in 1995 from $7.6 million in 1994. The Company's production costs per BOE decreased 5.3% to $7.29 in 1995 from $7.70 in 1994. The increase in total production costs was due primarily to increased production volume resulting primarily from the Company's acquisition of its Colombian properties in 1995. From the acquisition dates of the Velasquez Field (January 1995) and the Teca-Nare Fields (September 1995), the Company incurred production costs of $2.2 million in 1995 in such fields.

         General and Administrative Expenses

    General and administrative expenses increased 5.3% to $2.0 million in 1995 from $1.9 million in 1994. The Company's general and administrative expenses per BOE decreased 27.7% to $1.38 in 1995 from $1.91 in 1994. The increase in total general and administrative expenses was due principally to expenses incurred in connection with the Company's refinery operations, which began in the second quarter of 1995, the Company's Colombian operations, which began in the first quarter of 1995, and hiring of additional personnel in the fourth quarter of 1995 for the Company's Canadian operations.

         Depletion, Depreciation and Amortization Expenses

    Depletion, depreciation and amortization expenses increased 40.0% to $2.8 million in 1995 as compared to $2.0 million in 1994. Depletion, depreciation and amortization expenses per BOE decreased 6.7% to $1.94 per BOE for the year ended December 31, 1995 from $2.08 per BOE for 1994. The increase in depletion, depreciation and amortization expenses was primarily attributable to producing property acquisitions in Colombia in 1995.

         Other Income (Expense)

    Other income increased $72,000 to $115,000 for the year ended December 31, 1995 from income of $43,000 in 1994. In 1995, the Company realized a gain of $125,000 as a result of the issuance of common stock by a subsidiary. In 1994, the Company realized $198,000 in the settlement of litigation, while non-recurring expenses declined to $23,000 in 1995 from $199,000 in 1994.

         Interest Expense

    Interest expense increased 120.8% to $1.4 million in 1995 from $634,000 in 1994, due principally to the Company's increased bank borrowings under its revolving  credit  facility.  The average  debt  balance  outstanding  under the
Company's revolving credit facility for the year ended December 31, 1995 increased 50.9% to $8.6 million as compared to an average debt balance of $5.7 million in 1994. This increase was due principally to loan proceeds used to fund producing oil and gas property acquisitions which closed during 1995. The weighted average interest rate for the Company's revolving credit facility increased to 9.8% in 1995 from 8.1% in 1994.

         Provision for Taxes on Income

    Provision for taxes on income increased 17.2% in 1995 to $450,000, compared to $384,000 in 1994. The Company's effective tax rate for 1995 was 45.1%, up from 43.0% in 1994, due to higher tax rates applicable to the Company's foreign operations.

         Net Income

    Net income increased 7.5% to $547,000 in 1995 from $509,000 in 1994. This increase reflected the effects of changes in oil and gas sales, other revenues, production costs, general and administrative expenses, depletion, depreciation and amortization expenses, other income (expense), interest expense and provision for taxes on income as discussed above.

    Comparison of Years Ended December 31, 1994 and 1993.

         Oil and Gas Sales

         The Company's total oil and gas sales increased 20.1% to $12.2 million for the year ended December 31, 1994, from $10.1 million in 1993. An increase of $2.7 million was the result of an increase of 225 MBOE in the Company's oil and gas production, of which 87.3% was attributable to acquisitions completed during 1994. The average sales per BOE for the year ended December 31, 1994 was $12.42. This average price per BOE was 7.4% less than the $13.41 per BOE average in 1993. This decrease was primarily due to additional production from the Company's heavy crude oil properties, including those located in Santa Maria, California, which generally sells at a discount to the average sales price of lighter crude oil produced from the Company's other properties.

         Other Revenues

         Other revenues increased 96.0% to $784,000 in 1994, from $400,000 in 1993. Substantially all of such increase was attributable to the sale of real estate in Orange County, California in November 1994. Divestiture of non-strategic and non-profitable properties and operations in 1993 and the first quarter of 1994 resulted in a decrease in revenues in 1994 of $133,000. The remainder of the change was due to additional fees earned by the Company in its capacity as operator of producing oil and gas properties.

         Production Costs

         Production costs increased 28.8% to $7.6 million ($7.70 per BOE) in 1994, from $5.9 million ($7.75 per BOE) in 1993. The overall increase was due to higher production levels in 1994. On a BOE basis, production costs for properties located in the United States increased $0.44, due primarily to higher average production costs per BOE at the Company's North Belridge and Santa Maria properties in California and the Company's Michigan properties. Production costs for the Canadian properties were $5.19 per BOE in 1994.

         General and Administrative Expenses

         General and administrative expenses decreased 24.0% to $1.9 million in 1994, from $2.5 million in 1993. Substantially all of such decrease was attributable to the Company's actions in the second half of 1993 to consolidate office locations, eliminate duplicative administrative services and replace contract labor personnel with Company employees. Cost cutting measures enacted at the end of the first quarter of 1994, including the disposition of non-profitable business operations, also contributed to the decrease. General and administrative expenses attributable to the Company's Canadian subsidiary were $176,000 for 1994. General and administrative expenses per produced BOE decreased to $1.91 in 1994 from $3.31 in 1993.

         Depletion, Depreciation and Amortization Expenses

         Depletion, depreciation and amortization expenses increased approximately 9.9% to $2.0 million in 1994, from $1.9 million in 1993. Oil and gas depletion expense increased $141,000, or 7.8%, to $1.9 million in 1994, from $1.8 million in 1993. In the United States, proved reserves increased 3.7 MMBOE to 7.9 MMBOE at December 31, 1994, from 4.2 MMBOE at December 31, 1993, which resulted in depletion expense in the United States decreasing $314,000 to $1.5 million, or $1.77 per BOE, in 1994, from $1.8 million, or $2.34 per BOE, in 1993. Depletion expense in Canada was $455,000, or $2.86 per BOE, in 1994. Depreciation and amortization expense increased $47,000, or 53.4%, to $135,000 in 1994 from $88,000 in 1993. The increase was due principally to a full year's amortization of costs incurred in obtaining the Company's revolving credit facility in September 1993.

         Other Income (Expense)

         Other income (expense) increased 368.8% to income of $43,000 in 1994 from net expense of $16,000 in 1993. Included for 1994 were proceeds of $198,000 received in settlement of litigation with a third party, and expenses of $119,000 attributed to the Company's sale of its oil and gas environmental services business effective March 31, 1994.

         Interest Expense

         Interest expense increased 43.1% to $634,000 in 1994, from $443,000 in 1993. The average amount of applicable interest-bearing debt in the United States in years 1994 and 1993 was $5.7 million and $5.3 million, respectively. The higher amounts outstanding under the Company's principal credit agreement in 1994 compared to 1993, partially offset by a lower rate of interest in 1994, resulted in an increase in U.S. interest expense of $19,000 for 1994 compared to 1993. Interest expense of the Company's Canadian subsidiary was $172,000 in 1994.

         Provision for Taxes on Income

         The Company's effective tax rate for 1994 was 43%. The effective rate for fiscal year 1993 was (29.6%), resulting in a tax benefit of $37,000 on a pretax loss of $125,000.

         Net Income

         Net income of $509,000 for 1994 was 678.4% higher than the net loss of $88,000 for 1993. This increase reflected the effects of changes in oil and gas sales, other revenues, production costs, general and administrative expenses, depletion, depreciation and amortization expenses, other income (expense), interest expense and provision for taxes on income as discussed above.

Liquidity and Capital Resources

    Since 1991, the Company's strategy has emphasized growth through the acquisition of producing properties with significant exploration and development potential. The Company recently expanded its focus to emphasize drilling, enhanced recovery methods and increased production efficiencies. During the past five years, the Company financed its acquisitions and other capital expenditures primarily though secured bank financing, the creation of joint interest operations and production payment obligations and sales of Common Stock and the Debentures. Supplemental cash and working capital are provided through internally generated cash flows, secured bank financing and debt and equity financing. Additionally, the sale of preferred convertible stock completed December 31, 1997, provided approximately $2.4 million in working capital.

    From January 1, 1995 through September 30, 1997, the Company used a combination of secured bank financing, the proceeds from the sale of the Debentures and internally generated cash flow to fund its acquisitions and other capital expenditures, which included $23.9 million for acquisitions of producing properties located principally in California, Colombia, Canada, New Mexico and Texas.

    Working Capital

    The Company's working capital decreased in 1997 from $2.4 million at December 31, 1996 to a deficit of $17.2 million at September 30, 1997. This decrease was primarily due to the classification as a current liability of $8.3 million of borrowing base indebtedness that may become payable during the next twelve months, depending on the Company's future capital requirements and available funding sources. In addition, the Company borrowed $9.7 million in September to fund the acquisition of a producing property under a term loan due December 31, 1997, which was classified as a current liability. A net increase of $3.7 million in accounts payable in excess of a corresponding increase in accounts receivable due to the Company's drilling expenditures during the third quarter also contributed to the decrease in working capital. At December 31, 1997, term loans in the amount of $5.7 million that matured on that date were renewed and extended to April 30, 1998.

    Operating Activities

    The Company's operating activities during the nine month period ended September 30, 1997, provided net cash flow of $12.0 million. Changes in the non-cash components of working capital were responsible for $3.7 million of this amount. Cash flows from operating activities provided net cash flow of $6.9 million in 1996.

    Investing Activities

    Investing activities during the nine month period ended September 30, 1997, resulted in a net cash outflow of $29.1 million, which consisted of expenditures for oil and gas property acquisition, development and exploration. Investing activities during the year ended December 31, 1996 resulted in a net cash outflow of $10.8 million, which consisted primarily of oil and gas property acquisition, development and exploration expenditures in the amount of $12.2 million, reduced by the receipt of a refund of $1.8 million on a certificate of deposit.

    Financing Activities

    Financing activities during the nine months ended September 30, 1997, which provided net cash flow of $16.6 million, consisted principally of activity on the Company's revolving credit facility.

    Financing activities during the year ended December 31, 1996, which provided net cash flow of $3.9 million, consisted principally of activity on the Company's revolving line of credit and proceeds from the sale of the Debentures, net of related costs, in the amount of $1.4 million.

    Credit Facilities

    In September 1993, the Company established a reducing, revolving line of credit with Bank One, Texas, N.A. to provide funds for the retirement of a production note payable, the retirement of other short-term fixed rate indebtedness and for working capital. At September 30, 1997, the borrowing base under the revolving loan was $18.7 million, subject to a monthly reduction of $400,000, of which $18.7 million was outstanding.

    The Company has a second borrowing base credit facility in the face amount of $3.4 million to fund development projects in California. The borrowing base for this facility reduces at the rate of $142,000 per month, beginning November 1, 1997. At September 30, 1997, $2.8 million was outstanding.

    In November 1997, the Company secured a short term loan in the face amount of $3.0 million with Bank One, Texas, N.A. to be advanced in a series of tranches as needed to fund working capital requirements. Amounts outstanding under the loan bear interest at the rate of prime plus 2%, and mature for payment on April 30, 1998.

     Pursuant to an amendment dated December 31, 1997 to the loan with Bank One, Texas, N.A., the Company is required to make a payment of $3 million in April 1998 and a minimum payment of $3 million in June 1998 in addition to its scheduled monthly payments of principal and interest.

    The Company's Canadian subsidiary has available a demand revolving reducing loan in the face amount of $2.8 million. The maximum principal amount available under the loan reduces at the rate of $58,000 per month. At September 30, 1997, the loan was fully advanced with an outstanding balance of $2.6 million.

    Capital Budget

    The Company's budget for capital expenditures for the last quarter of 1997 was estimated at $6.0 million. The expenditures will be made primarily to complete development projects on existing properties, including recompletions. Additional capital expenditures may be made for acquisitions of producing properties, both domestically and internationally. The amount of capital expenditures will change during future periods depending on market conditions, results of the Company's development drilling program and other related economic factors, including the price of oil and natural gas. The funds available (including those from credit lines) for anticipated capital expenditures will be affected by prices for oil and natural gas, results of the Company's development drilling program and other factors beyond the control of the Company.

    The Company expended approximately $26.7 million for its acquisition and drilling activities during the nine month period ended September 30, 1997. The expenditures were funded principally by cash flow from operations and borrowings under bank credit facilities. The producing property acquisition in September 1997 was funded in total by short-term mezzanine financing. Under the terms of its bank credit agreements, $18.0 million has been classified as currently payable at September 30, 1997, as this amount may become payable over the next twelve month period. Management is in discussion with several banking groups in an attempt to secure either replacement long-term financing or equity. Although no definitive agreement has been secured at this time it is expected that such arrangements will be finalized either in the fourth quarter of 1997 or first quarter of 1998.

    Should the Company be unable to obtain equity and/or debt financing in amounts sufficient to fund projected activities, it may be constrained in its ability to acquire and/or develop additional oil and gas properties.

Quarterly Results of Operations

    The following table sets forth certain unaudited quarterly financial information for each of the Company's last eleven quarters. The data has been prepared on a basis consistent with the Company's Consolidated Financial
Statements included elsewhere in this Prospectus and includes all necessary adjustments, consisting only of normal recurring accruals that management considers necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period.


                                                       Quarters Ended
      -----------------------------------------------------------------------------------------------------------------

      March    June     September    December  March     June 30,  September 30December    March    June 30,  September
      31,      30,      30,          31,       31,                             31,         31,                30,
      1995     1995     1995         1995      1996      1996      1996        1996        1997     1997      1997


Revenues
-----


Oil
and   $3,186,31$3,831,179$3,959,082  $5,964,676 $6,962,886$7,640,802$7,471,924 $9,445,145 $9,668,592$7,695,072$7,918,697
gas
sales


Other $32,298  $82,040     $302,948  $335,722  $424,404  $362,026    $290,998   $604,159  ($105,118$576,881  $1,024,076


Total
revenu$3,218,60$3,913,219$4,262,030  $6,300,398 $7,387,290$8,002,828$7,762,922 $10,049,304$9,563,474$8,271,953$8,942,773


Depletion
depreciation
and
amortization
      $503,687 $715,321    $712,023  $895,653  $1,140,500$1,227,905$1,247,226  $1,911,787 $1,586,96$1,646,327$1,778,275


Net
income$12,132  $98,173     $119,576  $316,651  $755,488  $734,375    $730,869  $1,543,984 $1,441,58$507,300    $598,618


Net
earnings
per     $0.00    $0.01        $0.01     $0.04     $0.08     $0.08       $0.08      $0.16    $0.13     $0.05       $0.05
share

New Accounting Standards

    In February 1997, the Financial Accounting Standard Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. Management has not yet determined the impact that adoption of SFAS No. 128 is expected to have on the financial statements of the Company.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." Both Statements are effective for fiscal years beginning after December 14, 1997. Management has not yet determined the impact that adoption of SFAS No. 130 and SFAS No. 131 is expected to have on the financial statements of the Company.

Impact of Inflation

    The price the Company receives for its oil and gas has been impacted primarily by the world oil market and the domestic market for natural gas, respectively, rather than by any measure of general inflation. Because of the relatively low rates of inflation experienced in the United States in recent years, the Company's production costs and general and administrative expenses have not been impacted significantly by inflation.

                                                         BUSINESS OF THE COMPANY

    Saba Petroleum Company is an independent energy company engaged in the acquisition, development and exploration of oil and gas properties in the United States and internationally. The Company has grown primarily through the acquisition and exploitation of producing properties in California and Colombia. The Company has also recently initiated exploration projects which the Company believes have high potential in California, Indonesia and Great Britain. The Company has assembled a portfolio of over 200 potential development drilling locations. Based on current drilling forecasts, the Company estimates that these locations represent a five-year drilling inventory. The preponderance of those drilling locations are in Colombia's Middle Magdalena Basin. The Company also has drilling locations in California, New Mexico and Louisiana. The Company intends to continue using advanced drilling and production technologies in an effort to enhance the returns from its drilling programs. On its California properties, the Company has successfully used horizontal drilling and high-efficiency cavitation pumps, and has recently drilled its first steam assisted gravity drainage ("SAGD") pair of wells in California, the preliminary results of which are expected during the first part of 1998.

    At December 31, 1996, the Company had estimated proved reserves of 30.6 MMBOE, consisting of 26.7 MMBbls of oil and 23.6 Bcf of gas (3.9 MMBOE), with a PV-10 Value of $155.9 million. Since quantities of oil and gas recoverable from a property are price sensitive, the recent decline in oil prices may be expected to result in a reduction of the quantities of oil and gas included in the Company's proved reserves and the PV-10 value of such reserves. See "Properties
- Reserve Estimates."



                                                               Business Strategy

    The Company intends to continue to increase its proved reserves, production rates and operating cash flow through a program which includes the following key elements:

         Development of existing hydrocarbon base. The Company has an extensive inventory of drilling locations, which the Company intends to exploit over the next five years. The Company's program includes exploration of existing producing properties located in Colombia, New Mexico and Louisiana. The Company believes that this program will provide it with a cost-effective means to significantly increase proved reserves, production rates and operating cash flow.

         Acquisition of producing properties with significant development potential. The Company seeks to acquire domestic and international producing properties where it can significantly increase reserves through development or exploitation activities and control costs by serving as operator. Subject to receipt of an analysis presently underway by the Company's investment banker, the Company intends to concentrate these domestic activities in California where the Company believes that its substantial experience and established relationships in the oil and gas industry enable it to identify, evaluate and acquire high potential properties on favorable terms.

         Selective pursuit of exploration prospects. The Company plans to expand its reserve base by acquiring or participating in exploration prospects in California, New Mexico, Louisiana and internationally. The Company believes these activities complement its traditional development and exploitation activities. In pursuing these exploration opportunities, the Company plans to use advanced technologies, including 3-D seismic and satellite imaging, where appropriate. The Company intends to increase its exposure to natural gas and lighter oil prospects. In addition, the Company may seek to limit its direct financial exposure in exploration projects by entering into strategic partnerships.

    During early 1998, the Company's Board of Directors directed management of the Company to formulate and implement a plan to explore alternatives for maximizing shareholder values. The mandate includes engaging an investment banking firm to assist the Company in developing alternatives. While a definitive decision has not been made, it is likely that the Company will initiate a strategy which involves the sale or other disposition of at least a substantial portion of its non-California domestic properties and the concentration of the Company's efforts in the California and international arenas. In addition, it is possible that this strategy will also involve placing a greater emphasis on exploration activities than was previously the case. To this end, the Company has initiated three exploration projects in California, one of which is a joint venture with a large oil company to drill a relatively high risk, high potential gas prospect in California. See "Properties - Current Exploration Projects."

History of the Company

    The Company's initial efforts focused on the acquisition of producing properties with positive cash flow, development potential and an opportunity to improve cash flow through more efficient operations. The Company has acquired several properties that met these criteria, including the 1993 acquisition of Cat Canyon and the other properties that comprise the California Central Coast Fields. These heavy oil properties were attractive acquisitions because the Company believed it could acquire the properties on the low end of a market cycle, reduce the relatively high operating cost on the fields, and significantly develop their proven reserve base through low risk drilling and workover activities. As the Company grew through such acquisitions, it developed expertise in heavy oil projects, drilling and enhanced recovery techniques, field management and cost controls. In 1995, the Company expanded its operations internationally by acquiring an interest in heavy oil production in the Middle Magdalena Basin of Colombia, and oil and gas properties in Canada.

    Having established a core of producing properties with a predictable and improving cash flow and development potential, the Company has begun to focus on larger high potential exploration and development projects.

Exploration and Development Drilling Activities

    The Company has identified over 200 potential drilling locations on its properties in Colombia, which represent an estimated five year inventory at planned drilling rates. In addition, the Company has identified a number of drilling locations on its properties located in the United States, primarily in California, Louisiana and New Mexico. The Company is also pursuing the acquisition of high potential exploration prospects to enhance its inventory of drilling opportunities. In particular, the Company has initiated high potential exploration activities in Indonesia and Great Britain; is completing the analysis of a 3-D seismic survey covering some 10,500 acres of land in which it has interests in the area of the Coalinga oil field in Kern County, California; has entered into an agreement with a subsidiary of Chevron Corp. pursuant to which the Company will analyze Chevron 3-D seismic data covering lands in Kern County, California, and if warranted, will drill exploratory wells on Chevron fee lands; and, has entered into a joint venture with a large independent for the exploration of a multi-thousand acre lease block in northern California, on which the Company expects that a high risk, high potential exploratory well will be commenced during the first half of 1998.

    The Company's capital expenditure budget for 1998 is highly dependent upon the price for which its oil is sold and upon the ability of the Company to obtain external financing. Subject to these variables, the Company has budgeted a minimum of $7.2 million and a maximum of $23.0 million for capital expenditures during 1998.

    The Company's exploration and development drilling programs are conducted by its in-house technical staff of petroleum engineers and geologists. In addition, the Company retains the services of several consulting geologists and engineers to evaluate and develop exploration projects in California and internationally. These consultants report to the Company's professional staff, which analyzes and vets the consultants recommendations before acting upon them.

    The Company's professional staff oversees the Company's development strategy which is designed to maximize the value and productivity of its existing property base through development drilling and enhanced recovery methods. One of the most important components of the Company's development program is its use of horizontal drilling technology. In general, a horizontal well is able to encounter a greater volume of hydrocarbons through its exposure to a longer lateral portion of a producing formation than a comparable vertical well. As a result, in appropriate formations, a horizontal well may generate both higher initial production and greater ultimate recovery of oil and gas than a vertical well. In addition, because a horizontal well can be extended laterally into a formation, it can significantly reduce the number of wells required to drain a given reservoir. The Company believes that its application of measurement while drilling ("MWD") tools is essential to the success of its horizontal drilling program. The use of MWD technology enables the Company to continuously monitor the location of a drillbit during drilling and guide it into a tightly defined target zone in a particular formation. The Company believes that its MWD enhanced horizontal drilling program will increase reserve recovery and decrease drilling and operating costs. Another important component of the Company's horizontal well program is the use of high efficiency cavitation pumps. These pumps, which are particularly effective for heavy oil, reduce maintenance, increase production and permit the production of oil mixed with high quantities of sand and other formation materials.

    Beginning in June 1997, the Company initiated use of another enhanced production technique known as SAGD. This technique involves drilling two horizontal wells in a parallel configuration, one above, and within a short distance of, the other. After drilling is complete, steam is injected into the upper wellbore, which creates a steam chamber and heats the oil so that it may flow by gravity to the lower producing wellbore for extraction. The SAGD process has been successfully employed by other companies in Canada in thick reservoirs containing viscous oils, similar to those found in areas of the Central Coast Fields. Although this technique is initially more costly than employing a single horizontal well, the Company anticipates that it will result in increased rates of production and recovery and lower per-unit production costs. The Company has drilled one pair of SAGD wells on its Gato Ridge Field and is awaiting local permits before initiating steaming operations. The Company expects to obtain preliminary results from these wells during 1998. If the initial SAGD wells are successful, the Company intends to expand the use of this technology on its California heavy oil properties.

    California

    The Company's drilling operations in California are focused on the Central Coast Fields, which consist of six onshore fields that collectively comprise approximately 4,405 gross (4,367 net) developed acres and 2,974 gross (1,915 net) undeveloped acres. The Company intends to capitalize on the potential of these properties through a five year multiwell drilling program. The Central Coast Fields consist of the Cat Canyon, Gato Ridge, Santa Maria Valley,
Casmalia, and Oxnard fields. The Company also has producing properties in Solano, Kern and Orange Counties, California. Of these properties, the Company regards the Cat Canyon and Gato Ridge fields as the most significant and upon which it intends to focus its near term development drilling efforts. In addition to the producing properties, the Company has several exploratory projects in California which it plans to drill during 1998.

         Between June 20, 1996 and October 31, 1997, the Company drilled and completed twelve horizontal wells in the Sisquoc sands of the Cat Canyon Field. Eleven of these wells are currently producing at rates from 40 to 140 bopd; the twelfth well has encountered a sand intrusion problem which the Company is attempting to rectify. The Company also drilled one pair of SAGD wells in the Gato Ridge Field, which is awaiting local permits before production may be attempted, and two horizontal wells that have encountered severe sand production and are presently planned to undergo recompletion operations during 1998. During 1997, the Company drilled one dry horizontal well in the Casmalia field.

    Depending upon oil prices and other relevant factors, the Company intends to drill up to six horizontal wells and recomplete up to 32 existing vertical wells, primarily in the Cat Canyon and Gato Ridge fields in the year 1998. In addition, the Company may attempt to reactivate as many as fifteen existing, shut-in vertical wells. The horizontal wells will be drilled to known producing formations and the Company believes that such wells will exhibit similar production characteristics as the horizontal wells it recently drilled in the Cat Canyon Field. These relatively shallow wells are anticipated to cost an average of $500,000 per well and reach an average depth of 2,700 feet with a lateral extension ranging from 1,500 to 2,000 feet. See "Property-California" for additional information concerning the results of drilling activities on these properties.

    The Company believes that horizontal drilling will be particularly effective in producing the heavy oil contained in these fields because of the significantly greater exposure of the wellbore to the productive section. The Company has identified several distinct horizons in the Sisquoc sands of the Cat Canyon and Gato Ridge fields, but has not determined how many of these horizons are productive. To date, the Company has tested only a shallow horizon to an approximate depth of 2,500 feet. The Company intends to begin selectively exploring additional horizons, the deepest of which is believed to be at approximately 3,500 feet. A deeper zone, the Monterey, which is a prolific producing zone offshore and onshore California, lies below the Sisquoc at approximately 5,500 feet. The Company drilled a horizontal well into this formation during 1995 and developed mechanical problems, which the Company is seeking to rectify. The Central Coast Fields contain a number of wells drilled by previous owners which have been suspended for various reasons. The Company is studying the feasibility of attempting to place some of the suspended wells back into production. As indicated, the Company intends to perform workover and remedial operations on a number of vertical wells that exist in the Central Coast Fields, including some of the suspended wells.

    Colombia

    The Company owns interests in two Association Areas (Cocorna and Nare) and one fee property (Velasquez) all of which are located in the Middle Magdalena Basin, some 130 miles northwest of Bogota, Colombia. The Association Areas encompass several fields, some of which are partially developed and some of which await development. The Teca, Nare and Velasquez fields are presently under development. The Association Areas, Nare and Cocorna, are held under Articles of Association between Empresa Petroleos Colombiana ("Ecopetrol") and the Company's predecessor in interest, a subsidiary of Texaco, Inc. ("Texaco"). Each Association Area is large enough to encompass more than one commercial area or field.

    The Company and Omimex, the operator of the fields, have formulated a development program which includes, pending regulatory approval, the drilling of approximately 200 development wells through the year 2001 at an average depth of 2,900 feet. During 1997, the Company and its operator successfully completed or reworked fourteen wells of the development program, which wells have met or exceeded initial production expectations. The 200 well program is a refinement of an approximate 600 well program originally designed by Texaco. The Texaco program was not implemented due to what the Company believes was Ecopetrol's concern with refinery capacity and oil prices. The ability of Omimex, as operator of the fields, to implement the development program is dependent on the approval of Ecopetrol and the Colombian Ministry of the Environment. The Company and Omimex have submitted an application for an omnibus approval of the drilling of the remainder of the 200 well program; failing receipt of the omnibus approval, the companies would continue to seek approval for drilling such wells in segments. In 1997, approval was obtained for the drilling of 21 development wells (including the completed or recompleted fourteen wells. The Company and Omimex also have recompleted a well under the Magdalena River and plan to drill two additional wells which, if commercial, should establish a new commercial area for development. The Company is also pursuing selected exploration opportunities in Colombia including acquiring third party 3-D seismic data on the currently producing Velasquez Field to determine its exploration potential.

    Canada

    The Company's Canadian properties, which are owned through Beaver Lake, represented approximately 10.3% of the Company's PV-10 Value at December 31, 1996. The Canadian properties produced an average of 622 BOEPD for the year ended December 31, 1996, and 615 BOEPD for the nine months ended September 30, 1997, from 147 wells covering 57,436 gross (12,943.0 net) developed acres, most of which are located in the province of Alberta. These wells had proved reserves of 2.7 MMBOE at December 31, 1996. The Company's stated proved reserves include 100% of the reserves of Beaver Lake. See "Business -- Exploration and Development Drilling Activities -- Other United States and Canadian Properties."

    Other International Properties

    In September 1997, the Company and Pertamina, the Indonesian state-owned oil company, signed a production sharing contract covering 1.7 million unexplored acres on the Island of Java near a number of producing oil and gas fields. The Company is required to spend approximately $17 million over the next three years on this project, and has invested approximately $1.5 million in 1997. The
Company expects to identify drilling locations based on geologic trends identified through its review of existing seismic data, satellite images and the results of its own seismic program to be performed in 1998 or 1999. The Company is in the negotiation stage with several potential joint venture partners and is expecting to sign a joint venture agreement during 1998.

    The Company has entered into an agreement to become the operator and a 75% working interest holder of two exploration licenses which cover in the aggregate a 123,000 acre area in southern Great Britain. The Company expects to drill its first exploratory well on this concession during the second or third quarter of 1998 at an estimated cost of approximately $800,000 to the Company's interest. The Company is currently discussing joint venture opportunities with respect to this property with other companies.

    Other United States and Canadian Properties

    On its non-California domestic properties, the Company has working interests in over 400 oil and gas wells located principally in Texas, Louisiana, Michigan, New Mexico and Oklahoma, with additional interests located in Utah, Wyoming, and Alabama. The Company has successfully completed three of six exploratory wells and ten of eleven development wells it has drilled on these properties since 1995. The Company believes that many of these properties may be enhanced by performing multiple workovers, 3-D seismic surveys, recompletions and development drilling. For example, in November 1996, the Company acquired for approximately $3 million an interest in a field in Jefferson Parish, Louisiana and has recently completed work-overs on two of its wells in this area, which increased production to 1,600 BOEPD from 850 BOEPD and at December 31, 1997, the field was producing 1,200 BOEPD. In Lea County, New Mexico, the Company used a 3-D seismic survey to delineate a prospect and establish a location for a well which it drilled in March 1997. The well established a new oil pool discovery. Although the initial zone is not now producing, the Company is testing one of two additional uphole zones in an attempt to establish an additional field productive zone, with encouraging preliminary production indications. See "Properties -Other U.S. and Canadian Properties -Southwest Tatum Field."

    The Company's operations in Canada have been conducted exclusively through its 74% owned subsidiary, Beaver Lake, which is traded on the Alberta Stock Exchange. The Company is presently seeking to sell all or part of its interest in Beaver Lake. The Company has focused its exploration and development operations in Canada on low risk oil and gas projects which are near existing processing and transportation facilities. During 1997, Beaver Lake drilled an exploratory well on a 3-D seismically defined prospect in the Eaglesham area of northwestern Alberta. While the well encountered the objective formation as anticipated and produced oil, the well ran seriously over budget, encountered formation difficulties and was abandoned. The Company believes that the prospect remains viable, but the Company's strategic plan does not encompass investing further funds in Beaver Lake. As at December 31, 1997, Beaver Lake had current liabilities in excess of its cash and accounts receivable. The Company is also evaluating the construction of a sour gas plant which could provide a market for the approximately 11 Bcf of Company-owned gas which is currently shut-in. See " -- Property -- Canadian Properties."

    Since January 1, 1992, the Company has acquired in some 27 separate transactions, approximately $53 million aggregate purchase price of properties. The properties acquired through 1996, as improved through the Company's development efforts and including associated drilling activities, represented approximately 30.6 MBOE of proved reserves as of December 31, 1996. The Company's all-in-finding costs for these acquisitions and related activities have averaged $2.53 per BOE.

    Currently, the Company seeks to acquire domestic (almost exclusively California located) and international producing properties where it can significantly increase reserves through development or exploitation activities and control costs by serving as operator. The Company believes that its substantial experience and established relationships in the oil and gas industry enable it to identify, evaluate and acquire high potential properties on favorable terms. As the market for acquisitions has become more competitive in recent years, the Company has taken the initiative in creating acquisition opportunities, particularly with respect to adjacent properties, by directly soliciting fee owners, as well as working and royalty interest holders, who have not placed their properties on the market. The Company also plans to expand its existing reserve base by acquiring or participating in high potential exploration prospects in known productive regions. The Company believes these activities complement its traditional development and exploitation activities. In pursuing these exploration opportunities, the Company may use advanced technologies, including 3-D seismic and satellite imaging. In addition, the Company may seek to limit its direct financial exposure in exploration projects by entering into strategic partnerships.

Property

    At December 31, 1996, on a PV-10 Value basis, approximately 44.9% of the Company's proved reserves were in California, primarily in the Central Coast Fields and approximately 28.7% were attributable to the Company's Colombian properties.

    The following table summarizes the Company's estimated proved oil and gas reserves by geographic area as of December 31, 1996. The following table includes both proved developed (producing and non-producing) and undeveloped reserves. The reliability of estimates of undeveloped reserves is significantly less than that of proved developed producing reserves. Approximately 48.5% of the total reserves reflected in the following table are undeveloped. See "Risk Factors - Factors Relating to the Oil and Gas Industry and the Environment Uncertainty of Estimates of Reserves and Future Net Revenues." There can be no assurance that the timing of drilling, reworking and other operations, volumes, prices and costs employed by the independent petroleum engineers will prove accurate. Since December 31, 1996, oil and gas prices have generally declined. At such date, the price of WTI crude oil as quoted on the New York Mercantile Exchange was $25.12 per Bbl and the comparable price at December 31, 1997 was $18.30. Quotations for the comparable periods for natural gas were $4.22 per Mcf and $2.55 per Mcf, respectively.



                                                                    December 31, 1996

                                                 Proved Reserves, net                                  PV-10
                                                                                              Value
 ---------------------------------
         Property                      Gross         Oil          Gas
                                   -------------   (Mbbls)      (Mmcf)       MBOE    ------------------  -------------
                                       Wells                                            Dollar Value     Percentage
                                                                                       (In thousands)

California
Cat Canyon ................             95         5,664         3,133      6,186         $40,740              26.1
Oxnard (1).................             75         5,039            --      5,039           8,235               5.3
Casmalia...................             62         1,205            52      1,214           4,735               3.0
Santa Maria................             50           618           146        642           2,962               1.9
Gato Ridge.................             35            64           240        104             312               0.2
Other......................            229         1,913         2,151      2,271          13,002               8.4
      Total California.....            546        14,503         5,722     15,456          69,986              44.9

Other United States
Louisiana..................             18           260           118        280           3,385               2.2
Michigan...................            296           665         3,597      1,264           9,928               6.3
Texas......................             78           391         1,410        626           5,097               3.3
New Mexico.................             18           236           702        353           3,616               2.3
Other .....................             93            96         1,565        358           3,140               2.0
      Total Other United States        503         1,648         7,392      2,881          25,166              16.1
      Total United States            1,049        16,151        13,114     18,337          95,152              61.0

Colombia...................            615         9,607            --      9,607          44,709              28.7
Canada.....................            422           921        10,551      2,679          16,078              10.3
      Total International            1,037        10,528        10,551     12,286          60,787              39.0

Total .....................          2,086        26,679        23,665     30,623        $155,939             100.0


(1) See discussion under "California - Producing Properties - Oxnard Field"
================================================================================
California

PRODUCING PROPERTIES

    The Company operates all of its wells in the Central Coast Fields, except Oxnard Field in which it has no producing interest, and maintains an average working interest in these wells of 98.8% and an average net revenue interest of 89.4%. These fields produced 1,827 net BOEPD for the three months ended September 30, 1997, and had proved reserves (primarily undeveloped) at December 31, 1996 of 13.2 MMBOE. Included in the reserve estimates are approximately 5 MMBOE (90% undeveloped) which are attributable to the Oxnard Field, an area in which the Company's interests are subject to forfeiture if the Company does not initiate and pursue developmental operations during 1998. In addition, since the date of the reserve report, the Company has reduced its interest in the Oxnard Field by 50%, which would result in a reduction of approximately 2.5 MMBOE. However, the Company has also acquired several producing properties and has drilled a number of wells on its properties, neither of which events are reflected in the 1996 engineering report.

    Cat Canyon Field. The Cat Canyon Field is the Company's principal California producing property, representing approximately 26% of the Company's PV-10 Value at December 31, 1996. This field, which covers approximately 1,775 acres of land is located in northern Santa Barbara County and was acquired by the Company in 1993. At the time of acquisition, there were 89 producing wells and 74 suspended wells, all of which were vertically drilled to either the Sisquoc or Monterey Formations (lying between approximately 2,400 feet and 3,400 feet and 4,000 feet and 6,600 feet, respectively). At the time of acquisition, average production was 425 bopd and during the month of October 1997, average gross production was approximately 1,206 bopd. Daily production varies depending upon various factors, including normal decline in production levels, the production of newly drilled wells and whether remedial work is being done on wells in the field. The field produces a heavy grade of viscous oil, which is in demand at the Company's Santa Maria Refinery. The property is considered (as are many heavy oil properties) a high production cost field and reductions in prices paid for crude generally affect such properties more dramatically than higher gravity lower production cost fields.

    The Company owns a 100% working interest and a 99.7% net revenue interest in approximately 45 producing wells and a number of non-producing wells located in this field. The producing reservoir, which consists of a number of separate zones, is divided by two major north-south trending faults into three separate and distinct areas. The area between the faults contains the bulk of the productive reservoir volume and has the highest cumulative production. A portion of that area was the subject of a waterflood instituted in 1962 by a previous operator. The waterflood was not economically successful. The Company believes that the two faults are sealing faults, thus preventing communication with the portions of the field lying outside of the fault block, which areas were not the subject of waterflooding operations.

    In 1995, Saba drilled its first horizontal well into the Monterey Formation; this well has experienced formation difficulties and has not been placed on production by the Company pending completion of a study designed to remedy the problem. In 1996, Saba initiated its present horizontal well drilling program in the Cat Canyon Field by drilling five horizontal wells into the Sisquoc formation's S1b sand (which is one of the multiple separate sand bodies comprising the Sisquoc formation) Of the five wells, three were drilled in the previously waterflooded central fault block and one in each of the eastern and western portions of the field. The well in the western portion of the field initially produced at rates approaching 400 bopd and, as expected has declined to a present rate of approximately 140 bopd. Wells drilled into the Sisquoc formation may be expected to produce varying amounts of formation water as part of the production process. The well drilled in the eastern portion of the field has suffered mechanical problems and plans are to rework the well during 1998. The three wells drilled in the central portion, or waterflood area of the field, developed initial production rates of approximately 150 bopd per well and have declined to approximately 40 bopd per well. One of the wells has been drilled and completed, with initial production rates of approximately 185 bopd declining to its present rate of approximately 160 bopd. The three wells drilled into the central waterflood area, as expected, are producing oil with high volumes of residual water from the prior waterflood operations, Saba believes that by using high volume pumps and lifting large volumes of fluid, the ratio of oil to total fluids produced will gradually increase. This is supported by the results of one of the wells which initially produced approximately 95% water until the pump capacity was increased resulting in a decrease of water to 88% and a gross oil volume of approximately 140 bopd. Saba expects continued improvement in the ratio of oil to total fluid in each of the five wells. Production declines have been in line with the Company's expectations of roughly a forty to fifty percent decline in production during the first twelve months of a well's operation, followed by a more moderate ten percent annual decline in production.

    Results from the horizontal well drilling program have not met Saba's expectations and continuing study is being given to the field to determine how to maximize production. In addition, the Company has implemented measures designed to ensure that operations are conducted with greater efficiency than was the case during 1997. The Company plans to drill two horizontal wells in this field during 1998, the locations for which will probably be outside of the waterflooded portion of the central fault block. Horizontal wells in the field generally have a horizontal extension of approximately 1,600 feet and cost approximately $500,000 as a completed well. In addition to its horizontal well drilling program, Saba periodically reworks and performs remedial operations on its wells, including existing vertically drilled wells, to maintain or increase levels of production.

    In addition to the Cat Canyon Field, the Company has interests in a number of fields in California, none of which had a PV-10 Value equal to five percent or more (other than Oxnard Field) of the PV-10 Value of the Company's proven reserves at December 31, 1996. Among such fields are the following:

    Oxnard Field. The Oxnard Field, which represented approximately 5.3% of the Company's PV-10 Value at December 31, 1996, is located near Oxnard, California, and covers approximately 633 acres. In December 1996, the Company entered into an agreement granting it up to a 66.7% working interest in production from this field. Partially in response to declining crude oil prices and Saba's desire to study the characteristics of the field more extensively, in November 1997, the Company and its joint venture partner entered into a modification of the initial agreement, reducing the interest of Saba to a 33.3% working interest (27.78% net revenue interest) in the field and restoring the other company as operator of the field. Maintenance of the Company's full interest is dependent upon the expenditure of $5 million during a two-year period ending in 1999. This field, which first began production in the early part of this century, produces a highly viscous oil from the Vaca Tar Sands, a formation over two hundred feet thick and located at depths of between 1,950 and 2,400 feet. The reservoir is highly porous (35%) and permeable (1,800 md). The oil is heavy, approximately 6(Degree) to 8(Degree) API, and is highly viscous. Consequently, steam injection is necessary resulting in expensive operations relative to the price of the oil produced. Produced water is disposed of in wells located on-site that are owned and operated by a third party. The field is equipped with two steam generators, a large capacity (9,300 Bbls) tank farm, disposal wells, fresh water source wells and all other equipment needed for steam operations on this lease. The Company acquired its interests in this field at a time when oil prices were substantially higher than prevailing prices. Although the Company believes that substantial amounts of hydrocarbons are recoverable from this field and has been developing a comprehensive horizontal drilling program to expand the current production base, the present low price of crude produced from this field renders it unlikely that drilling operations will be commenced in the immediate future.

         Gato Ridge Field. The Gato Ridge Field, which represented approximately 0.2% of the Company's PV-10 Value at December 31, 1996, is located in the Santa Maria Basin adjacent to the Cat Canyon Field and covers approximately 405 acres. The Company owns a 100% working interest and net revenue interests ranging from 83% to 100% in seven producing wells in the Gato Ridge Field. The existing vertical wells primarily produce a heavy oil (11(Degree)) from the same formations as those underlying the Cat Canyon Field. The Company drilled two horizontal wells and a pair of SAGD wells, to the Sisquoc formation in 1997 at an average cost of $500,000 ($350,000 as a dry hole) per horizontal well and $1.7 million for the pair of SAGD wells, including related surface equipment. The two horizontal wells have both experienced sand intrusion problems. One well initially produced at a rate of 300 bopd before sand infiltrated the well bore necessitating a reduction in production levels to approximately 20 bopd with approximately 55 barrels of water per day. The other well has also experienced sand intrusion problems and is producing at non-commercial rates. The Company is of the view that it will be able to rectify the sand intrusion in these wells and establish the wells as commercial producers. The pair of SAGD wells drilled on this property during 1997 have been completed and the initiation of steaming operations is awaiting the issuance of county permits, which while not assured, are expected to be issued during the first quarter of 1998. At such time steam will be injected into the upper well and thereafter production will commence from the lower well. Should this procedure prove successful, the Company plans to initiate other SAGD projects on its Santa Maria properties.

         North Orcutt. During December 1997, the Company acquired this property which covers approximately 120 acres of land in a residential area approximately two miles from the Santa Maria field. Four wells are located on the property, three of which are presently producing approximately 50 bopd and 250 mcf per day of high sulfur content gas; the oil ranges in gravity from 8(Degree) to 32(Degree) gravity and is produced from three separate benches of the Monterey Formation. The oil is commingled for sale which results in an approximate 22(Degree) sales crude. The Company believes that it may reestablish production in the suspended well and increase production from the remaining three wells because the previous owner was unable to market the produced gas and was permitted to flare only a limited quantity. That condition limited the amount of oil which could be produced, since gas is produced in association with the oil. The Company plans to construct a gas pipeline connecting this property with the Company's existing pipeline, where the gas can be transported to the Company's refinery and burned in operations, permitting oil production to be increased. The permitting process for the pipeline has been commenced and it is expected that approvals will be obtained during 1998. Quantities of oil and gas from this property are not included in the Company's 1996 engineering report.

    Richfield East Dome Unit (REDU). The REDU unit, which represented approximately 3.4% of the Company's PV-10 Value at December 31, 1996, is located in Orange County, California and covers approximately 420 acres. The Company is the operator of this unit and owns a working interest of 50.6% and a net revenue interest of 40.8%. The unit is under waterflood in the Kraemer and Chapman formations and contains approximately 68 producing wells, 39 shut-in wells and 54 water injection wells. The Company conducted remedial operations on this property during 1997 which resulted in increasing production approximately 100 bopd. The Company plans to conduct remedial operations in 1998 on this property at an estimated cost to the Company's interest of approximately $600,000. The Company owns fee interests in lands in this unit which it believes will be developable for real estate purposes as oil operations are curtailed.

    Other. The Company also owns other producing properties located in Santa Barbara, Solano, Kern and Orange counties, California, which in the aggregate represented approximately 9.9% of the Company's PV-10 Value at December 31, 1996.

CALIFORNIA EXPLORATION VENTURES

    Coalinga Exploratory Prospect, Kern County, California. The Company has acquired leases covering approximately 3,600 acres of land and contractual rights covering an additional approximate 7,000 acres of land in the region of the prolific Coalinga oil field in the San Joaquin Valley of California. The Company has participated in a 16 square mile 3-D seismic survey covering this area and has partially interpreted the survey. 19 anomalies have been identified in the prospect area, covering five potentially productive zones, ranging in depth from 6,500 to 12,000 feet. The Company plans to drill three exploratory wells during 1998 to test anomalies appearing on the 3-D seismic data. Under the agreement, the Company will bear 100% of the cost of the wells, which is estimated at approximately $2.5 million in the aggregate as dry holes and $3 million as completed wells. The Company would have a 85% working (68% net revenue) interest in the wells.

  Northern California Exploratory Project. In late 1997, the Company entered into a joint venture with a large independent company and a company in which Rodney C. Hill, a director, has a financial interest, to acquire a multi-thousand acre block of oil and gas leases and drill an exploratory well for gas on such block. The Company has a 30% initial interest in the exploratory well to earn a 20% interest in the well and in the block and any additional wells that may be drilled by the venture thereon. The Company regards the project as a high risk venture with possible commensurate returns should the well prove productive. The initial objective will be the sands of the Cretaceous Age at a depth of approximately 8,500 feet. Lease acquisition costs are estimated at approximately $300,000 to the venture and the cost of the well is estimated at approximately $1,250,000 as a dry hole and $1,700,000 as a completed well. Should the well be completed, the large independent company, with a 60% interest in the well to earn a 40% interest in the block, will be the operator of the venture. Leasing efforts are near completion and it is expected that the exploratory well will be commenced during the first half of 1998.

  Chevron Seismic Venture. In January 1998, Saba and Nahama Natural Gas Co. entered into an agreement with a subsidiary of Chevron Corp. under which Chevron made available to Saba and its partner, on a non-exclusive basis, the right to process Chevron proprietary 3-D survey data covering approximately 42 square miles of land in Kern County, California. Included in the 42 square miles are approximately 14 square miles of land owned in fee by Chevron. Saba and Nahama will reprocess the seismic data employing modern techniques at a cost estimated at $300,000 and will have the ability to select and drill upon the Chevron owned lands as well as the other lands should it and Chevron be able to acquire leases covering such other lands. Under the terms of the agreement, Saba will have the right to obtain oil and gas leases covering the Chevron lands by drilling one or more exploratory wells on such lands. Should Saba and Nahama acquire a lease on Chevron owned lands, the sharing of costs will be 85% and 15% to Saba and Nahama, respectively, and revenues will be shared 68% to Saba (63.7% after payout) and 12% (11.24% after payout) to Nahama.

    Other United States Properties

    In addition to its California properties, the Company owns producing properties in a number of states, primarily Louisiana, New Mexico, Michigan, Texas and Wyoming, which collectively represented approximately 16.1% of the Company's PV-10 Value at December 31, 1996. At such date, these properties had proved reserves of 2.9 MMBOE and produced approximately 1,376 BOEPD for the three months ended September 30, 1997. In September 1997, the Company acquired its Potash Field properties which are described elsewhere in this Prospectus.

    The principal producing properties are:

    Manila Village is located in Jefferson Parish, Louisiana. The Company operates this field and owns a working interest of 40.5% (28% net revenue interest) in the wells in the field. The field represented approximately 2.2% of the Company's PV-10 Value at December 31, 1996. The field covers approximately 450 gross acres of land covered by shallow waters, and is located approximately forty miles south of New Orleans. After acquiring this property in November 1996, the Company successfully reworked two wells increasing production from 850 BOEPD to 1,650 BOEPD. There are six producing wells in the field that produced approximately 1,190 BOEPD in the month of October 1997. The Company is participating in a 3-D seismic program which includes the field and expects that the results of the survey will provide a basis for additional enhancements to the value of the property, including recompletions, reworks and equipment installations.

    Potash Field, which is located in Plaquemines Parish, Louisiana, was acquired by the Company in September 1997. The Company operates all of the wells in the field. The field is a salt dome feature originally discovered by Humble Oil and Refining Company and covers approximately 3,600 acres. The field is located in a shallow marine environment southeast of New Orleans. The Company owns an 80% working interest and a 67% net revenue interest in this property, on which are located ten active wells and a number of shut-in or suspended wells. Current production from the field is approximately 375 BOPD and 4,000 MCFD of high BTU content gas. The Company believes that remedial work on several of the wells will result in increased production levels. The salt dome feature in the field has not been fully explored. The Company plans on conducting a 3-D seismic survey to delineate the field. Production in this field is from multipay zones; the deepest of which is 15,000 feet.

    San Simon Ranch Field, is located in Lea County, New Mexico. The Company owns interests in several wells in this field and operates three wells. The Company has a 50% working (42%) net revenue interest in approximately 1,122 gross (742 net) acres in the field. The Company is participating in a 3-D seismic survey to evaluate the development of the field.

    Southwest Tatum Field, which is located in Lea County, New Mexico was acquired by the Company as an exploratory project in late 1996. The Company holds leases covering approximately 2,000 gross acres of land, in which the Company has a working interest of 50% and a net revenue interest of 38.75%. During the last part of 1996, the Company, as operator, commenced the drilling of a 14,000 foot exploratory Devonian test well. In addition to the deepest zone, the Devonian (which has been abandoned after having produced in excess of 20,000 barrels of high gravity oil), the well has three other potential oil producing zones. The Company has recompleted the well in the shallower Cisco zone with initial flow rates of 400-350 bopd of clean 45(Degree) oil, 800 mcfpd of gas and no water. The Company will be production testing this zone over the new few weeks, which will include the installation of a gas flare stack, since a connection to a gas pipeline has not yet been made. A potential sales line exists approximately two miles from the well. A second reentry well to test the shallower zones was completed in September as a Canyon producer and is currently flowing approximately 200 bopd, with a small amount of water. Two additional wells are planned to be drilled on this property in 1998 at an approximate cost of $350,000 each to the Company's interest.

    Colombian Properties

         General

    The Company's Colombian operations are conducted on two Association Areas and one mineral fee property. These properties are located in the Middle Magdalena Basin of Colombia, some 130 miles northwest of Bogota. The Company and its partner, Omimex, acquired their interests in the Middle Magdalena Basin properties from Texaco in 1995, and each has a 25% working (20% net revenue) interest in Nare and Cocorna Association properties, while Ecopetrol, the Colombian state oil company owns the remaining 50% working interest. The mineral fee property, Velasquez, is owned 75% by Omimex and 25% by the Company. The three areas cover 56,508 gross acres of land. The Nare Association is the northernmost area in which the Company has an interest and covers approximately 37,164 gross (approximately 9,200 net) acres of land. The exploitation and development of the Teca and Nare Fields, and the adjacent Nare North, Chicala and Morichi Fields are governed by the association contract originally entered into between Ecopetrol and Texaco in 1980. Under these contracts, the cost of exploratory wells is borne solely by the Company and its partner, who are entitled to all revenues from such wells. Once an area within an Association is declared to be a commercial area by Ecopetrol, the Company and its partner each receives 20% of the crude oil produced at these fields, while Ecopetrol receives 40% of production and the Colombian government receives the remaining 20% of production in the form of royalties. A commercial area is roughly equivalent to a field. Each of the Company and its partner bears 25% of the production costs of commercial areas and Ecopetrol is responsible for the remaining 50%. The exploitation rights under these contracts expire in September 2008 and are not renewable by the Company under their current terms. The Company understands that legislation is being considered by the Colombian government which would permit such extensions to be obtained. The Company intends to seek an extension of these contracts, however, no assurance can be given that any extension will be granted or that the terms on which any extension may be obtained will be acceptable to the Company. See "Risk Factors - Factors Relating to Operations in Colombia and Other Foreign Countries - Foreign Operations" and "- Exploration and Development Drilling Activities - Colombia."

    Generally, as in the case of the Company's interests under the Nare and Cocorna Associations, the Articles require that the contracting oil company perform various work obligations (including the drilling of any exploratory wells) at its cost on the lands covered by the Articles, and allow production of hydrocarbons for a stated terms of years. Upon discovery of a field capable of commercial production and upon commencement of production from that field,
Ecopetrol reimburses the contracting party out of Ecopetrol's share of production for 50% of the allowable costs. Thereafter, costs of operations and working interest revenues are shared 50% by Ecopetrol and 50% by the contracting oil company, which in this case is Omimex and the Company, as successors to Texaco, the original contracting party. The working interest is subject to a royalty of 20% which is paid to Ecopetrol on behalf of the Colombian government. Several of the fields in the contract area owned by the Company and Omimex have been declared to be commercial areas, but a number of other areas have not yet been so designated. One field located within the Cocorna Concession area, which was acquired by the Company from Texaco, has reverted to Ecopetrol because of the expiration of the term of the Articles governing that field. Approval of both Ecopetrol and the Ministry of the Environment is required to implement a development program.

         Description of the Properties

      Both the Nare and Cocorna Associations will expire in September 2008. At the date hereof, three fields within the Cocorna Association have been declared commercial by Ecopetrol: Teca (approximately 1938 acres), Toche (approximately 150 acres), and South Cocorna (approximately 700 acres) and four fields within the Nare Association have been declared commercial: South Nare (approximately 660 acres), North Nare (approximately 1,700 acres), Chicala (approximately 830 acres) and Moriche (approximately 1085 acres). The Company's Teca and Nare Fields, which represented approximately 27.2% of the Company's PV-10 Value at December 31, 1996, produced an average of 1.95 Mbopd for the quarter ended
December 31, 1996 and 1.86 Mbopd during the nine months ended September 30, 1997, from 309 wells covering 2,598 gross (649.0 net) developed acres and is the primary producing area. The Company owns a 25% mineral fee interest in the Velasquez Field which covers approximately 3,800 gross (950 net) acres of land.

    The Company's Colombian properties in the aggregate represented 9.6 MMBOE at December 31, 1996 or approximately 31.4% of the Company's total proved reserves and approximately 28.7% of the Company's PV-10 Value at that date. The following table provides information concerning the Company's interest in the commercial areas and fee minerals in Colombia.




                                                                                        Average Daily
                                                                                 Barrels of Oil Produced
                               Proven Reserves at                               4th Quarter 1996 and 1997
        Field Name               Dec. 31, 1996            Number of Wells

    Velasquez                      857,938                         69                      426/403
---------------------------

    North Nare....                 2,898,455                       78                        --
---------------------------

    Chicala.......                 1,448,759                      104                        --
---------------------------

    Teca & South Nare              4,382,930                      328                    1,947/1,905
---------------------------

    So. Cocorna                    18,985                          36                    330 / - (1)

(1)      Property interest reverted to Ecopetrol in February 1997.

    Production from all of the fields comes from relatively shallow reservoirs lying at approximate depths of from 1,200 to 3,000 feet. All of the production (save that produced from the Velazquez field) is of a relatively heavy grade of crude oil, generally in the area of 10(Degree) to 13(Degree) gravity API. Wells generally produce small amounts of formation water in conjunction with oil. Because of the viscosity of the oil, wells are initially produced without artificial stimulation and thereafter stimulated by cyclic steam injection. Wells cost approximately $250,000 to $300,000 to the total working interest, depending upon depth.

    During 1997, the Company and the operator participated in the drilling or recompletion of thirteen wells in the Teca (eight) and South Nare (five) Fields. All of the wells drilled were productive and the operator is in the process of installing steaming equipment. While the Company has not yet received its independent engineering report, it is believed that the drilling of such wells has added significantly to the Company's Colombian reserves.

    The Company and Omimex have recently reentered a suspended Texaco drilled well to an area under the Magdalena River and recompleted the well as productive of approximately 30 bopd without artificial stimulation. Both the Company and the operator believe that another two wells should be drilled into the area in an effort to establish an additional commercial area. Should those efforts be successful, it is believed that from 15 to 20 additional drilling locations would be established.

    During 1997, the operator in conjunction with the Company formulated a plan for the drilling of approximately 200 development wells in the Nare North, Chicala and Moriche fields. This program, subject to regulatory approval, would be implemented through the year 2001. The Company is also considering joining in a development program at the Velazquez property. The Company has budgeted approximately $2.5 million for its Colombian operations capital expenditures, but the expenditure will depend upon the price of oil and other economic factors.

         Crude Sales and Pipeline Ownership

    All of the Company's crude oil produced at the Company's properties in Colombia has been sold exclusively to Ecopetrol at negotiated prices. See "Business - Marketing of Production." In conjunction with its purchase of interests in the Nare Association, the Company also purchased a 50% interest in the 118 mile Velasquez-Galan Pipeline, which connects the Fields to the 180 Mbopd Colombian government-owned refinery at Barrancabermeja. See "Exploration and Development Drilling Activities - Colombia." The pipeline transports oil from the Company's fields, together with a lighter crude oil supplied by Ecopetrol which acts as a diluent to the Company's heavier crude, and crude oil from other adjacent fields. The pipeline generates revenues through collection of tariffs for the use of the pipeline. Throughput on this pipeline in December 1996 averaged 31,816 bopd of which the Company's share was approximately 2,500 bopd; comparative numbers for the month of December 1997 are 30,500 and 2,300 bopd, respectively. In addition to the operator and the Company, three other companies transport their crude oil through the pipeline at tariff rates established by Colombian authorities. The Company and the operator have considered expansion of the pipeline system if additional production is developed by operators in the area.

     Canadian Properties

    The Company's Canadian properties, which are owned through Beaver Lake, represented approximately 10.3% of the Company's PV-10 Value at December 31, 1996. The Canadian properties produced an average of 622 BOEPD for the year ended December 31, 1996, and 615 BOEPD for the nine months ended September 30, 1997, from 147 wells covering 57,436 gross (12,943 net) developed acres, most of which are located in the province of Alberta. These wells had proved reserves of
2.7 MMBOE at December 31, 1996. The Company's proved reserves included 100% of the reserves of Beaver Lake. See "Business -- Exploration and Development Drilling Activities -- Other United States and Canadian Properties."

FOREIGN EXPLORATORY PROJECTS

    Indonesian Exploratory Project

    In September 1997, the Company and Pertamina, the Indonesian state-owned oil company, signed a production sharing contract covering 1.7 million unexplored acres on the Island of Java near a number of producing oil and gas fields. The Company is required to spend approximately $17 million over the next three years on this project, of which approximately $1.5 million was spent in 1997 on bonus payments, data acquisition and geophysical investigation. The Company expects to identify drilling locations based on geologic trends identified through its review of existing seismic data, satellite images and the results of its own 3-D seismic program to be performed in 1997 and 1998. The Company is in the negotiation stage with several potential joint venture partners and is expecting to sign a joint venture agreement during 1998.

    Great Britain Project

    The Company has entered into agreements with Yates Petroleum (U.K.) Ltd. pursuant to which the Company will become the operator and 75% interest holder of a 133,000 acre exploration area covered by two exploration licenses, in southern Great Britain. The Company expects to drill its first exploratory well on this concession during the second or third quarter of 1998 at an estimated cost of approximately $800,000 to the Company's interest. The Company believes that any oil and gas eventually produced from this concession would benefit from the fiscal regime in Great Britain, which is based on income taxes instead of a cost-free royalty or revenue sharing regime commonly used in other countries.


Oil and Gas Reserves

    The Company's proved reserves and PV-10 Value from proved developed and undeveloped oil and gas properties in this Statement have been estimated by the following independent petroleum engineers. In 1996, 1995 and 1994, Netherland, Sewell & Associates, Inc. ("NSA") prepared reports on the Company's reserves in the United States and Colombia and Sproule Associates Limited ("Sproule") prepared a report on the Company's Canadian reserves. The estimates of these independent petroleum engineers were based upon review of production histories and other geological, economic, ownership and engineering data provided by the Company. In accordance with the Commission's guidelines, the Company's estimates of future net revenues from the Company's proved reserves and the present value thereof are made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including, in the case of gas contracts, the use of fixed and determinable contractual price escalation. Future net revenues at December 31, 1996, reflect weighted average prices of $17.05 per BOE compared to $11.30 per BOE and $11.60 per BOE as of December 31, 1995 and 1994, respectively. See "Risk Factors - Factors Relating to the Oil and Gas Industry and the Environment - Uncertainty of Estimates of Reserves and Future Net Revenues." There have been no reserve estimates filed with any other United States federal authority or agency, except that the Company participates in a Department of Energy annual survey, which includes furnishing reserve estimates of certain of the Company's properties. The estimates furnished are identical to those included herein with respect to the properties covered by the survey.

    The following tables present total estimated proved developed producing, proved developed non-producing and proved undeveloped reserve volumes as of December 31, 1994, 1995 and 1996, and calculation of the PV-10 Value thereof. There can be no assurance that these estimates are accurate predictions of reserves or of future net revenues from oil and gas reserves or their present value. As indicated elsewhere, the prices received for oil and gas have declined substantially since the preparation of the 1996 year end engineering estimates. Were reserves and present worth thereof calculated employing current prices, the quantities and present worth would be materially less than those shown in the following tables.


                                                             Estimated Proved Oil and Gas Reserves


                                                 At December 31,

                                                 1994                 --------------------  ---------------------
                                                                              1995                  1996
------------------------------------------------

-----------------------------------------------
Net oil reserves (MBbl)
------------------------------------------------

   Proved developed producing...............            4,668                10,278                 12,029
------------------------------------------------

   Proved developed non-producing...........              327                   590                  1,367
------------------------------------------------

   Proved undeveloped.......................            2,141                 1,664                 13,283
------------------------------------------------

     Total proved oil reserves (MBbl).......            7,136                12,532                 26,679
------------------------------------------------


------------------------------------------------

Net natural gas reserves (MMcf)
------------------------------------------------

   Proved developed producing...............            7,655                 9,371                 12,659
------------------------------------------------
                                                                                                     1,516
   Proved developed non-producing...........              848                   871
------------------------------------------------

   Proved undeveloped.......................            1,289                 9,237                  9,490
------------------------------------------------

     Total proved natural gas reserves (MMcf)           9,792                19,479                 23,665
------------------------------------------------

Total proved reserves (MBOE)................            8,768                15,778                 30,623




                                                          Estimated Present Value of Proved Reserves


                                                  At December 31,

                                                  1994                 --------------------  --------------------
                                                                               1995                  1996
-------------------------------------------------

 PV-10 Value                                      (In thousands)
-------------------------------------------------


   Proved developed producing...............      $     18,267         $      38,618         $      84,916
                                                                                                     9,227
   Proved developed non-producing...........             1,768                 3,044

   Proved undeveloped.......................             5,979                 6,493                61,796

      Total.................................      $     26,014         $      48,155         $     155,939

    Proved reserves are estimates of hydrocarbons to be recovered in the future. Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserve reports of other engineers might differ from the reports contained herein. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. See "Risk Factors - Factors Relating to the Oil and Gas Industry and the Environment Uncertainty of Estimates of Reserves and Future Net Revenues."

Marketing of Production

    The prices obtained for oil and gas are dependent on numerous factors beyond the control of the Company, including domestic and foreign production rates of oil and gas, market demand and the effect of governmental regulations and incentives. Substantially all of the Company's North American crude oil production is sold at the wellhead at posted prices under short term contracts, as is customary in the industry. No one customer accounted for more than ten percent of the sales of the Company's North American production during 1996. The Company's Colombian oil production, which is, and as a practical matter can only be, sold to Ecopetrol, accounted for 40.9% of total oil and gas revenues in 1996 and 31.5% of total oil and gas revenues for the nine months ended September 30, 1997. See "Risk Factors - Factors Relating to Operations in Columbia and Other Foreign Countries - Foreign Operations."

    The market for heavy crude oil produced by the Company from its Central Coast Fields differs substantially from the remainder of the domestic crude oil market, due principally to the transportation and refining requirements associated with California heavy crude oil. The prices realized for heavy crude oil are generally lower than those realized from the sale of light crude oil. The Company's Santa Maria refinery uses essentially all of the Company's Central Coast Fields' crude oil, in addition to third party crude oil, to produce asphalt, among other products. Ownership of the refinery gives the Company a steady market for its local crude oil which is not enjoyed by producers generally. See "Property- Asphalt Refinery".

Colombia

    Oil produced from the Company's Middle Magdelena Basin Fields, after being sold to Ecopetrol, is processed in a 180 Mbopd government owned refinery in Barrancabermeja, Colombia. The Company believes that the refinery has sufficient unused throughput capacity to satisfy any reasonably foreseeable increase in production that might be achieved from the Company's Colombian exploration and development program. The refinery is connected to the Company's Colombian fields through the 118 mile Velasquez-Galan Pipeline owned by the Company and its partner. The pipeline is currently operating at approximately 12,000 bopd (together with 18,000 Bbls of diluent per day) and has the capacity to carry approximately 20,000 bopd (together with 30,000 Bbls of diluent per day). Accordingly, significant capacity exists for additional throughput. The Company owns a 50% interest in the Velasquez-Galan Pipeline and is working with Omimex, the owner of the remaining 50% interest, to explore the feasibility of extending it to an export terminal on the Colombian coast. The pipeline currently generates approximately $65,000 in monthly net revenues to the Company. See "Risk Factors - Factors Relating to Operations in Columbia and Other Foreign Countries - Foreign Operations."

    The formula for determining the price paid for oil produced at the Teca-Nare Fields is based upon the average of two price baskets of fuel: (a) a crude fuel oil basket (1% sulphur United States Gulf Coast and Ecopetrol fuel oil for exportation) ("Basket A") and (b) an international crude basket (Maya, Mandji and Isthmus) adjusted for gravity API and sulphur content ("Basket B"). The average of Baskets A and B is then discounted based on the price of West Texas Intermediate ("WTI") crude oil, an industry posted price generally indicative of prices for sweeter, lighter crude oil. If WTI is less than $16.00 per Bbl, the average of Baskets A and B is discounted by $1.65 per Bbl; if WTI is between $16.00 and $20.00 per Bbl, the average of Baskets A and B is discounted by $2.05 per Bbl; and if WTI is greater than $20.00 per Bbl, the average of Baskets A and B is discounted by $2.45 per Bbl. The formula may be adjusted by Ecopetrol in February 1999. Ecopetrol is required to pay for oil produced at the Teca-Nare Field in the following denominations: 75% in United States dollars paid in the United States and 25% in Colombian pesos paid in Colombia.

    For production from its Velasquez Field, the Company receives a contracted price of between $6.00 and $7.00 per Bbl for basic production of up to 34 MBOE per month. For incremental production above such amount, the Company receives a price equal to the average of (a) the prior quarter average of the prices of Baskets A and B and (b) the average international price of crude oil from the Velasquez and Tisquirama Fields in Colombia, which average is then discounted by approximately 47%. The average sales price of the Company's production, expressed in terms of BOE, was $12.49 per BOE in 1996 and $11.96 per BOE for the first nine months of 1997, representing approximately 61.1% and 63.2%, respectively, of the average posted price per Bbl for WTI crude oil during those periods.

    The following table summarizes sales volume, sales price and production cost information for the Company's net oil and gas production for each of the years in the three-year period ended December 31, 1996 and for the nine months ended

September 30, 1996 and 1997:
                                                                                             Nine Months Ended
                                                       Year Ended December 31,                 September 30,
                                                   1994          1995         1996          1996          1997

----------------------------------------------
Production Data:

  Oil (MBbls)...............................  738                1,227    1,968         1,455              1,581
  Gas (MMcf)................................  1,453              1,337    1,651         1,184              1,767
       Total (MBOE).........................  980                1,450    2,243         1,652              1,875

Average Sales Price Data (Per Unit):
  Oil (Bbls)............................ $    13.08         $    12.22   $14.45     $   13.77    $         13.81
  Gas (Mcf).................................  1.73                1.45     1.88          1.72               1.95
  BOE.......................................  12.42              11.69    14.05         13.36              13.48

Selected Data per BOE:
  Production costs (1)................  $     7.70          $     7.29   $     6.51  $    6.63    $         6.53
  General and administrative................  1.91                1.38         1.75       1.60              1.77
  Depletion, depreciation and amortization..  2.08                1.94         2.46       2.19              2.67




(1)      Production costs include production taxes.

Drilling Activity

    The following tables sets forth certain information for each of the years in the three-year period ended December 31, 1996 and for the nine months ended September 30, 1997, relating to the Company's participation in the drilling of exploratory and development wells in:




                                                                           United States

                              Year Ended December 31,                                             Nine Months Ended
                                       1994                   1995                 1996          September 30, 1997

                              Gross (1)    Net (2)     Gross (1)   Net (2)  Gross (1)  Net (2)   Gross (1)   Net (2)

Exploratory Wells

  Oil.....................        -           -            -          -         -         -          2        1.00
  Gas.....................        1         0.07           -          -         3        1.35        -          -
  Dry (3).................        3         0.19           3         .46        3        1.28        -          -

Development Wells
  Oil.....................        2         0.65           4        1.51       10        6.59       10        10.00
  Gas.....................        2         0.29           1         .10        3        .64         -          -
  Dry (3).................        1         0.25           1         .04        1        .35         1        1.00

Total Wells

  Oil.....................        2         0.65           4        1.51       10        6.59       12        11.00
  Gas.....................        3         0.36           1         .10        6        1.99        -          -
  Dry (3).................        4         0.44           4         .50        4        1.63        1        1.00


(1) A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.
(2) A net well is deemed to exist when the sum of fractional ownership working interest in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.
(3) A dry hole is an exploratory or development well that is not a producing well.


                                                                             Colombia

                              Year Ended December 31,                                             Nine Months Ended
                                       1994                   1995                 1996          September 30, 1997

                              Gross (1)    Net (2)     Gross (1)   Net (2)  Gross (1)  Net (2)   Gross (1)   Net (2)

Exploratory Wells

  Oil.....................        -           -            -          -         -         -          1         .50
  Gas.....................        -           -            -          -         -         -          -          -
  Dry (3).................        -           -            -          -         -         -          -          -
-
Development Wells

  Oil.....................        -           -            -          -         -         -          6        1.50
  Gas.....................        -           -            -          -         -         -          -          -
  Dry (3).................        -           -            -          -         -         -          -          -

Total Wells

  Oil.....................        -           -            -          -         -         -          7        2.00
  Gas.....................        -           -            -          -         -         -          -          -
  Dry (3).................        -           -            -          -         -         -          -          -


(1) A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.
(2) A net well is deemed to exist when the sum of fractional ownership working interest in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.
(3) A dry hole is an exploratory or development well that is not a producing well.


                                                                              Canada

                              Year Ended December 31,                                             Nine Months Ended
                                       1994                   1995                 1996          September 30, 1997

                              Gross (1)    Net (2)     Gross (1)   Net (2)  Gross (1)  Net (2)   Gross (1)   Net (2)

Exploratory Wells

  Oil.....................        -           -            -          -         -         -          -          -
  Gas.....................        -           -            -          -         -         -          1         .29
  Dry (3).................        -           -            -          -         1        .01         2        1.87

Development Wells

  Oil.....................        -           -            -          -         -         -          -          -
  Gas.....................        -           -            1         .09        -         -          -          -
  Dry (3).................        -           -            -          -         -         -          -          -

Total Wells

  Oil.....................        -           -            -          -         -         -          -          -
  Gas.....................        -           -            1         .09        -         -          1         .29
  Dry (3).................        -           -            -          -         1        .01         2        1.87


(1) A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.
(2) A net well is deemed to exist when the sum of fractional ownership working interest in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof. No reduction is made for the minority interest in Beaver Lake.
(3) A dry hole is an exploratory or development well that is not a producing well.

Productive Oil and Gas Wells

    The following table sets forth certain information at September 30, 1997 relating to the number of productive oil and gas wells (producing wells and wells capable of production, including wells that are shut in) in which the Company owned a working interest:

                                                   Oil                      Gas                    Total
                                            Gross        Net        Gross         Net        Gross        Net

United States.........................       527       208.7         108         57.3         635       266.0
Colombia..............................       384        96.3           -            -         384        96.3
Canada (1)............................        85        22.6          41          9.9         126        32.5


(1)      No reduction is made for the minority interest in Beaver Lake.

In addition to its working interests, the Company held royalty interests in approximately 157 productive wells in the United States and Canada at September 30, 1997.

Oil and Gas Acreage

    The following table sets forth certain information at September 30, 1997 relating to oil and gas acreage in which the Company owned a working interest:



                                          Developed(1)                   Undeveloped
                                             Gross           Net           Gross           Net

United States (nine states).............     52,647         15,469         21,754         14,169

Colombia................................      6,398          1,600          5,719          1,430

Canada..................................     58,076         13,303         48,724         18,935


(1)      Developed acreage is acreage assigned to productive wells.

    Title to Properties

    Many of the Company's oil and gas properties are held in the form of mineral leases. As is customary in the oil and gas industry, a preliminary investigation of title is made at the time of acquisition of undeveloped properties. Title investigations are generally completed, however, before commencement of drilling operations or the acquisition of producing properties. The Company believes that its methods of investigating title to, and acquisition of, its oil and gas properties are consistent with practices customary in the industry and that it has generally satisfactory title to the leases covering its proved reserves.

Average Sales Price and Production Cost

    The following table sets forth information concerning average per unit sales price and production cost for the Company's oil and gas production for the periods indicated:


                                                                                                       Nine
                                              Year Ended December 31,
                                                                                                   Months Ended
                                                                                                  September 30,
                                                   1994             1995            1996               1997

Average sales price per BOE
  California...............................   $        11.98   $        12.55  $     15.10          $    13.62
  Colombia.................................                 -            9.44        12.49               11.96
  Canada...................................             11.12           10.32        13.26               10.35
  Other....................................             13.90           13.97        17.39               17.49
  Combined.................................             12.42           11.69        14.05               13.48

Average production cost per BOE
  California...............................   $         8.52   $         9.15  $      8.50          $     7.55
  Colombia.................................                 -            5.17         5.11                5.64
  Canada...................................              5.19            5.92         5.15                4.72
  Other....................................              7.59            7.49         7.88                7.10
  Combined.................................              7.70            7.29         6.51                6.53
---------------------------------------------

Asphalt Refinery

    In June 1994, in an effort to increase margins on the heavy crude oil produced from the Company's oil and gas properties in Santa Barbara County, California, the Company, through a wholly owned subsidiary, acquired from Conoco Inc. ("Conoco") and Douglas Oil Company of California an asphalt refinery in Santa Maria, California, which had been inoperative since 1992. The Company refurbished the refinery and, in May 1995, completed a re-permitting environmental impact review process with Santa Barbara County, receiving a Conditional Use Permit to operate the refinery. Pursuant to the refinery purchase agreement, Conoco is required to perform certain remediation and other environmental activities on the refinery property until June 1999, at which point the Company will be responsible for any additional remediation, if any. See "Risk Factors - Factors Relating to the Oil and Gas Industry and the Environment Environmental Obligations."

    The Company entered into a processing agreement with PetroSource in May 1995, and recommenced operations of the refinery in June 1995. Under the processing agreement, PetroSource purchases crude oil (including crude oil produced by the Company), delivers it to the refinery, reimburses the Company's out-of-pocket refining costs, markets the asphalt and other products and generally shares any profits equally with the Company. The arrangement with PetroSource ends on December 31, 1998 and the Company does not intend to renew the arrangement on its present terms. From that time forward, the Company may negotiate an alternative arrangement with PetroSource and may assume the marketing responsibilities presently held by PetroSource and may carry the cost of inventorying crude oil and asphalt.

    The refinery is a fully self-contained plant with steam generation, mechanical shops, control rooms, office, laboratory, emulsion plant and related facilities, and is staffed with a total of 20 operating, maintenance, laboratory and administrative personnel. Crude oil is delivered to the refinery by trucks to current crude oil storage of 40,000 barrels of processing. An additional 60,000 barrels of crude oil storage is also available for future demands. Crude processing equipment consists of a conventional pre-flash tower, an atmospheric distillation tower, strippers and a vacuum fractionation tower. The refinery has truck and rail loading facilities, including some capability of tank car unloading. Throughput at the refinery has ranged between 2,000 to 4,000 bopd, while production capacity is approximately 8,000 bopd.

    Refinery products include light feedstock (naphtha), kerosene distillate, gas oils and numerous cut-back, paving and emulsion asphalt products, with the primary product produced at the refinery being asphalt, with some liquids, such as propane. Historically, marketing efforts have been focused on the asphalt products which are sold to various users, primarily in the Southern California area. Liquids are readily marketed to wholesale purchasers.

    The Company regards the refinery as a valuable adjunct to its production of crude oil in the Santa Maria Basin and surrounding areas. Generally, the crude oil produced in these areas is of low gravity and makes an excellent asphalt. Recent prices for asphalt exceed market prices for crude and costs of operating the refinery. The Company believes that as road building and repair increase in California, the market for asphalt will expand significantly.

Real Estate Activities

    The Company from time to time has purchased real estate in conjunction with its acquisition of oil and gas and refining properties in California and plans to continue this practice. In connection with the acquisition of oil and gas producing properties in Santa Maria, California in June 1993, the Company purchased 1,707 acres in Santa Barbara County for an aggregate purchase price of $465,000. In addition, the Company entered into an agreement to acquire 385 acres in Santa Barbara County in connection with an acquisition of producing oil and gas properties at a contract purchase price of $400,000, the closing of which took place in June 1995. In addition, the Company acquired approximately 370 acres in Santa Maria, California in June 1994 in connection with the acquisition of its Santa Maria refinery. The Company has used a portion of its real estate holdings for agricultural purposes. The Company plans to retain these real estate holdings for asset appreciation which may include developmental activities at a future date.

Office Facilities

    The Company's executive offices are located in Santa Maria, California, and its accounting offices are located in Irvine, California. The Company maintains regional offices in Edmond, Oklahoma, Calgary, Alberta, Canada and Bogota, Colombia. These offices, consisting of approximately 21,300 square feet, are leased with varying expiration dates to March 2002, at an aggregate rate of $18,000 per month. The Company owns its office facilities at the asphalt refinery in Santa Maria, which occupy approximately 1,500 square feet of space.

Employees

    As of December 31, 1997, the Company employed 109 persons in the operation of its business, 54 of whom were administrative employees. The Company has not entered into any collective bargaining agreements with any unions and believes that its overall relations with its employees are good. Omimex, the operator of the Company's Colombian fields, has experienced minor organized work disruptions from its union employees. See "Risk Factors - Factors Relating to Operations in Colombia and Other Foreign Countries - Colombia Labor Disturbances."

Insurance

    The Company maintains customary and usual insurance for companies in its industry.

Legal Proceedings

    The Company is a party to certain litigation that has arisen in the normal course of its business and that of its subsidiaries. In the opinion of management, none of this litigation is likely to have a material adverse effect on the Company's financial condition or results of operations.

Competition

    The oil and gas industry is highly competitive in all its phases. The Company encounters competition from a substantial number of companies, many of which have greater financial and other resources than the Company in acquiring economically desirable producing properties and drilling prospects, in obtaining equipment and labor to operate and maintain its properties and in the sale of oil and gas. See "Risk Factors - Factors Relating to the Oil and Gas Industry and the Environment - Replacement of Reserves; - Exploration and Development Risks; - Competition in the Oil and Gas Industry."

                                                                     MANAGEMENT

Directors, Executive Officers, Control Persons and Key Employees

    The following table sets forth the name, age and position of each director, executive officer, control person and significant employee of the Company and significant subsidiaries (references are to offices or directorships held in the Company unless otherwise indicated):


               Name                    Age                                    Position


Ilyas Chaudhary................         49      Chairman of the Board and Chief Executive Officer
Walton C. Vance................         50      Vice President,  Treasurer,  Secretary,  Chief Financial Officer and
                                                Director
Alex S. Cathcart...............         62      President, Chief Operating Officer and Director
Rodney C. Hill.................         60      Director
William N. Hagler..............         64      Director
Ronald D. Ormand...............         38      Director
Faysal Sohail..................         33      Director
Bradley T. Katzung.............         44      Vice President-Mid-continent Operations of the Company,
                                                and President and Chief  Operating  Officer of Saba Energy of Texas,
                                                Incorporated and Saba Petroleum of Michigan, Inc.
Burt M. Cormany................         67      President  and  Chief  Operating  Officer  of Santa  Maria  Refining
                                                Company
Herb Miller....................         62      Vice   President-Exploration   and   Drilling-International  of  the
                                                Company,   and  President  and  Chief  Operating   Officer  of  Saba
Imran Jattala..................         39      Exploration Company
                                                President and Chief Operating Officer of Saba Petroleum, Inc.


    Executive Officers and Directors

    Ilyas Chaudhary has been a director of the Company since 1985 and has served as Chairman of the Board and Chief Executive Officer since 1993. Mr. Chaudhary has served as President of the Company during parts of 1991, 1992 and 1993, and in 1994 through December 1997. Mr. Chaudhary also serves as Chairman of the Board and Chief Executive Officer of all subsidiaries of the Company other than Beaver Lake Resources Corporation, Saba Petroleum (U.K.) Limited, Saba Cayman Limited and Saba Jatiluhur Limited, and serves as Chairman of the Board of these latter three subsidiaries. Mr. Chaudhary is a director and controlling stockholder of Capco Resources Ltd. ("Capco"), the Company's majority stockholder whose common stock is traded on the Alberta Stock Exchange and as of December 31, 1997, owned 50.27% of the outstanding Common Stock of the Company, and the controlling stockholder of SEDCO Inc. ("SEDCO"), which as of December 31, 1997, owned 3.54% of the outstanding Common Stock of the Company. Mr. Chaudhary is also a director of Meteor Industries, Inc. Mr. Chaudhary has 25 years of experience in various capacities in the oil and gas industry, including eight years of employment with Schlumberger Well Services from 1972 to 1979. Mr. Chaudhary received a Bachelor of Science degree in Electrical Engineering from the University of Alberta, Canada. See "Risk Factors Factors Relating to the Company Dependence on Key Personnel."

    Walton C. Vance has been the Vice President and Chief Financial Officer of the Company since 1993 and became Secretary of the Company in 1994. Mr. Vance has been a director of the Company since September 1996. From 1990 to 1993, he was an independent consultant and provided accounting and financial reporting services to small businesses, including oil and gas producers. From 1985 to 1990, Mr. Vance was the Executive Director for a law firm in Dallas, Texas. Mr. Vance was the Chief Financial Officer of Natural Resource Management Corporation (now Edisto Resources) from 1981 to 1983 and Treasurer of such company in 1984.

    Alex S. Cathcart has been a director of the Company since January 1997 and has served as Executive Vice President of the Company since March 1997 until his appointment as President in December 1997. Mr. Cathcart has served as President and Chief Executive Officer of Beaver Lake Resources Corporation since 1993 and previously as President and Chief Operating Officer of Saba Exploration Company from May through December 1997. He has also served as President and Chief Operating Officer of Saba Offshore, Inc. and Sabacol, Inc., subsidiaries of the Company, from December 1996 to August 1997. From 1987 to 1993 he was the
Chairman and principal owner of Barshaw Enterprises Ltd., a family-owned consulting and investment company operating primarily in the oil industry. Mr. Cathcart has over 39 years experience in the oil industry. His exploration experience was gained with Texaco Exploration Company, Francana Oil & Gas and LL&E Canada. Since 1971 he has been involved in the management of exploration programs with Banner Petroleum, Voyager Petroleum, Natomas Exploration of Canada, Page Petroleum and Prime Energy.

    Rodney C. Hill has been a director of the Company since February 1997 and was Vice President - Legal Affairs from October through December of 1997. Since 1993 Mr. Hill has served as President of Rodney C. Hill, a (California) Professional Corporation. From 1981 until 1993 Mr. Hill was a senior partner of Hill & Weiss, where he was in charge of that firm's natural resources and corporate securities departments. Prior to 1981 Mr. Hill served as both a senior partner at several major Southern California law firms and as an officer of certain natural resources companies where he directed their oil and gas property acquisitions.

    William N. Hagler has been a director of the Company since 1994. Mr. Hagler is Chairman of the Board of Directors, Chief Executive Officer and President of Unico, Inc., a company he founded in 1979. Unico is engaged in petroleum refining, co-generation, natural gas production and the manufacturing of methanol, a natural gas-based petrochemical. In addition, he is President of Hagler Oil and Gas Company. Prior to 1979, Mr. Hagler was Vice President of Plateau, Inc., a Rocky Mountain oil refiner and marketer. Mr. Hagler has served for approximately 10 years on the City of Farmington, New Mexico Public Utility Commission. Since 1955, Mr. Hagler has been continuously engaged in various phases of petroleum manufacturing and marketing with Exxon Corporation, Cities Service Oil Company and Riffe Petroleum Company. Mr. Hagler currently serves as a director of Consolidated Oil & Transportation, a privately held company in the business of asphalt transportation.

    Ronald D. Ormand has been a director since May 1997 and currently serves as a Managing Director of CIBC-Oppenheimer & Co., Inc., an international investment banking firm, where he has been employed since 1988. Mr. Ormand is the head of CIBC-Oppenheimer's Energy Investment Banking Group, which is responsible for financing and advising energy companies on a worldwide basis. Prior to 1988, Mr. Ormand was employed by L.F. Rothschild & Co., Inc., Bateman Eichler Hill Richards, Inc. and Rauscher Pierce Refsnes, Inc. in their investment banking departments.

    Faysal Sohail has been a director since May 1997 and currently serves as Vice President and General Manager for Synopsys, Inc., a leading Silicon Valley provider of electronic design automation tools for complex integrated circuits, where he has been employed since 1996. He is responsible at Synopsys for corporate strategic planning and representing this company to the investment community. From 1990 to 1996 he worked as a senior executive and co-founder of Silicon Architects, which is a worldwide licensor of libraries for highly complex integrated circuits to semiconductor manufacturers.

    Bradley T. Katzung has been Vice President - Mid-Continent Operations of the Company and President and Chief Operating Officer of Saba Energy of Texas, Incorporated and President of Saba Petroleum of Michigan, Inc. since 1994. Mr. Katzung joined the Company in
 1993 as Vice President of Operations for Saba Energy of Texas, Incorporated, Saba Petroleum of Michigan, Inc. and Saba Petroleum, Inc. Mr. Katzung has more than 20 years experience in the oil and gas industry, including Vice President of Operations for Oakland Oil Company from 1987 to 1993.

    Burt M. Cormany has been President of Santa Maria Refining Company since July 1994. Mr. Cormany worked in various capacities for the previous owners of the Company's Santa Maria Refinery from 1951 to 1990, including refinery manager from 1974 to 1990. In 1991, Mr. Cormany was a consultant to the previous owner of the refinery. He retired in 1991 and returned to work in 1994 as a consultant to the Company for several months prior to becoming President of Santa Maria Refining Company later that year.

    Herb Miller had been appointed Vice President of the Company's international exploration and drilling operations and President and Chief Operating Officer of Saba Exploration Company in December 1997. Mr. Miller graduated from the University of Tulsa, Oklahoma with a Bachelor of Geology degree and has 38 years of oil industry experience. Mr. Miller's exploration experience was obtained while employed by the Pure Oil Company and Unocal Canada Explorations. For the period 1976-1980, he was involved in managing exploration projects with Unocal in the position of District Geologist, Division Geologist and Exploration Co-ordinator. In 1980 he joined Westar Petroleum serving as general manager of exploration/land and general manager exploration/engineering. Mr. Miller's experience has been primarily in Western Canada and also includes the Northwest Territories, Beaufort Sea, east and west coast offshore, the United States and the North Sea. From 1991 to 1993 when he joined Beaver Lake as Vice President Exploration and Land, he was a private consultant to the energy industry. In February 1997, he was transferred to Saba Petroleum Company's Corporate office as Manager of the Technical and Drilling Departments and in August 1997 he was appointed President and Chief Operating Officer of Saba Petroleum, Inc. in which positions he served through December 1997.

    Imran Jattala had been appointed President and Chief Operating Officer of Saba Petroleum, Inc., which operates the Company's California properties, in December 1997. Mr. Jattala joined the Company in 1992 as Assistant Controller for the Company and its subsidiaries. Since that time, Mr. Jattala had worked in various capacities for the Company, including Administrative Manager. In addition to Mr. Jattala's educational background in international business and banking, he has over 4 years experience in revnue auditing.

    Director Compensation

    The Company does not pay any additional remuneration to executive officers for serving as directors. As of May 1997 and for each term thereafter, non-employee directors will receive a retainer of $12,000 for the first four Board meetings and $1,000 per meeting for the fifth and any additional meetings, including committee meetings attended. Directors of the Company are also reimbursed for out-of-pocket expenses incurred in connection with their attendance at Board of Directors meetings, including reasonable travel and lodging expenses. The Board of Directors received a total of $47,900 in cash compensation in 1996 and $39,700 in 1997. Pursuant to the 1997 Stock Option Plan for Non-Employee Directors, each non-employee director shall be granted, as of the date such person first becomes a director and automatically on the first day of each year thereafter for so long as he continues to serve as a non-employee director, an option to acquire 3,000 shares of the Company's Common Stock at fair market value at the date of grant. For as long as the director continues to serve, the option shall vest over five years at the rate of 20% per year on the first anniversary of the date of grant. Subject to shareholder approval, the Board of Directors increased the number of shares of the Company's Common Stock subject to option from 3,000 to 15,000,vesting 20% per year. To date, each qualified non-employee director has been granted 15,000 options, subject to shareholder approval, at an exercise price of $15.50 per share. See "Benefit Plans and Employment Agreements -- Stock Option Plans."

    No family relationships exist between or among any of the directors or executive officers.

Executive Compensation

    The following table sets forth certain information as to compensation of the Chief Executive Officer of the Company and the three other most highly compensated executive officers of the Company who received salary and bonuses of over $100,000 in any of the years 1994, 1995, 1996 or 1997.


                                                                                                Long Term
                                                                                              Compensation
                                                                                               Securities
                                           Annual Compensation             Other Annual        Underlying          All Other
Name and Principal Position        Year        Salary          Bonus       Compensation          Options        Compensation (3)


Ilyas Chaudhary...............     1997    $   183,500      $   2,885           (2)             500,000 (4)         $   4,420
  Chairman of the Board,           1996        153,000         20,000           (2)                 ---                 4,750
  Chief Executive Officer          1995        150,000 (1)      1,731           (2)             200,000                  ---
                                   1994        120,786 (1)        ---           (2)                 ---                  ---

Walton C. Vance...............     1997    $   120,700      $   2,254           (2)                 ---             $   4,009
  Vice President,                  1996        101,633         20,000           (2)                 ---                 2,259
  Chief Financial Officer, and     1995            ---            ---           ---                 ---                  ---
  Secretary                        1994            ---            ---           ---                 ---                  ---


Burt Cormany..................     1997    $   110,040      $   9,170           (2)              20,000             $   1,351
  President and                    1996        113,386          8,330           (2)                 ---                 5,549
  Chief Operating Officer          1995            ---            ---           ---                 ---                  ---
  of   Santa   Maria   Refining    1994            ---            ---           ---                 ---                  ---
Company

Bradley T. Katzung                 1997    $    77,655      $  70,200           (2)                 ---             $   1,097
  Executive  Vice  President  &    1996            ---            ---           ---                 ---                  ---
General
  Manager -- USA                   1995            ---            ---           ---                 ---                  ---
                                   1994            ---            ---           ---                 ---                  ---


(1)      Includes amounts reimbursed by the Company in 1994 and 1995 to SEDCO, a corporation wholly owned by Ilyas Chaudhary, of $120,786 and $75,000, respectively, for management services performed by Mr. Chaudhary. (2) "Other Annual Compensation" was less than the lesser of $50,000 or 10% of such officer's annual salary and bonus for such year. (3) Represents the contributions made by the Company on behalf of these individuals to the Company's 401(k) Plan. (4) Consists of options covering 200,000 shares granted pursuant to the Company's 1996 Incentive Equity Plan; 200,000 shares of deferred Common Stock; and 100,000 performance shares issuable if the Company meets 1998 earnings test.



Option Grants

    There were no stock options granted to the named executive officers in the fiscal year ended December 31, 1996. During 1997, the following stock options were granted by the Company to the named executive officers:



                                                 Options

Executive Officers:


   Ilyas Chaudhary..........................          200,000
   Alex S. Cathcart.........................           75,000
   Burt Cormany.............................           20,000
   Herb Miller..............................           15,000
   Imran Jattala............................           25,000



Option Exercises and Fiscal Year-End Values

    The following table provides certain information with respect to options exercised in 1997 and unexercised options to purchase Common Stock of the Company at December 31 1997:


                                                                Securities Underlying
                                             --------------- --------------------------- ------------------------------
                                                                Number of Unexercised        Value of Unexercised,
                        Shares Acquired on                         Options SARs at          In-the-Money Options at
Name                   ---------------------      Value          Fiscal Year-End (#)          Fiscal Year-End ($)
                       Exercise  (#)          Realized ($)    Exercisable/Unexercisable    Exercisable/Unexercisable


Ilyas Chaudhary.......         20,000            $50,000           60,000/120,000               $420,000/$840,000

Walton C. Vance.......           -                  -              150,000/40,000             $1,087,500/$290,000

Bradley T. Katzung....            -                  -              80,000/20,000               $570,000/$142,500



Benefit Plans and Employment Agreements

    Employment Agreements

    Ilyas Chaudhary Employment Agreement. The Company has entered into an employment agreement with Ilyas Chaudhary for a term expiring in the year 2000, pursuant to which Mr. Chaudhary will serve as Chief Executive Officer of the Company. A relatively small portion of Mr. Chaudhary's time is spent working for Capco and other companies. The Company is reimbursed for Mr. Chaudhary's time spent on such other matters. The employment agreement provided for a base salary of $150,000 in 1995, increasing 10% annually to $219,615 in 1999. The employment agreement also provides Mr. Chaudhary with options to purchase 200,000 shares of the Company's Common Stock, for $1.50 per share, 40,000 of which vest each year of the agreement beginning in 1996. Of the total shares vested at December 31, 1997, 60,000 were unexercised and 20,000 have been exercised. Upon termination of Mr. Chaudhary's employment during the term of the employment agreement for any reason other than for "cause," Mr. Chaudhary's death or permanent incapacitation or voluntary termination, the Company will be obligated to pay
Mr. Chaudhary a lump sum severance payment in the amount equal to Mr. Chaudhary's then current annual base salary. In May 1997, the Company authorized the issuance to Mr. Chaudhary 200,000 shares of Deferred Common Stock, the issuance of such deferred shares being contingent upon Mr. Chaudhary remaining in the employ of the Company for a period of two years succeeding the expiration of his existing employment contract and such shares being issuable 100,000 shares at the end of each such succeeding year. In addition, at that time the Company authorized the issuance to Mr. Chaudhary of 100,000 shares of the Common Stock should the Company meet certain earnings benchmarks during 1997, which benchmarks have not been achieved.

    Walton C. Vance Employment Agreement. The Company has entered into an employment agreement with Walton C. Vance for a five-year term expiring June 30, 1998, pursuant to which Mr. Vance will serve as Vice President and Chief Financial Officer of the Company. The employment agreement provides for a base salary of $117,200 from July 1, 1997 through the end of the agreement. Under the agreement, Mr. Vance is eligible to participate in the stock option plans of the Company, and is also granted additional options to purchase 200,000 shares of the Company's Common Stock at a strike price of $1.25 per share, of which 150,000 are currently vested and unexercised, 10,000 have been exercised and 40,000 will vest on June 30, 1998. Upon termination of Mr. Vance's employment during the term of the employment agreement for any reason other than for "cause," Mr. Vance's death or permanent incapacitation or voluntary termination, the Company will be obligated to pay Mr. Vance a lump sum severance payment in the amount equal to Mr. Vance's then current annual base salary.

    Alex S. Cathcart Employment Agreement. The Company has entered into an employment agreement with Alex S. Cathcart, dated March 1, 1997, for a two-year term expiring on February 28, 1999, which can be extended for an additional two years at the sole discretion of the Company. The employment agreement provides for a base salary of $115,000, increasing to $123,000 in the following years. Mr. Cathcart is granted options to purchase 50,000 shares at fair market value as of May 31, 1997, which vest pro rata at the completion of the year of service under the agreement to which they relate (with the first 25,000 options vesting on March 1, 1998). In May 1997, the Company granted to Mr. Cathcart options to purchase 25,000 shares at fair market value as of May 31, 1997, the grant of such options being contingent upon Mr. Cathcart remaining in the employ of the Company for an additional year succeeding the expiration of his existing employment contract and such options vesting at the completion of the additional year of service to which they relate.

    Burt Cormany Employment Agreement. Santa Maria Refining Company, a wholly owned subsidiary of the Company, and Burt Cormany have entered into an employment agreement for a two-year term expiring on December 31, 1998, pursuant to which Mr. Cormany will serve as President and Chief Operating Officer of that subsidiary. Under the agreement, Mr. Cormany is eligible to participate in the stock option plans of the Company and will receive a base salary of $110,000 in the first year of the agreement and $120,000 in the second year.

    Bradley Katzung Employment Agreement. The Company has entered into an employment agreement with Bradley Katzung for a five-year term expiring on November 8, 1998, pursuant to which Mr. Katzung will serve as an executive officer of the Company. The employment provides for an initial annual salary of $75,000 subject to annual reviews and which was increased to $125,000 in January 1998. Under the agreement Mr. Katzung is eligible to participate in the stock option plans of the Company, and is also granted options to purchase 100,000 shares of the Company's Common Stock at a strike price of $1.375 per share, of which 80,000 shares are vested and unexercised as of December 31, 1997.

    Benefit Plans

    Stock Option Plans. In June 1996, the Company's stockholders approved the Company's 1996 Incentive Equity Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to enable the Company to provide officers, other key employees and consultants with appropriate incentives and rewards for superior performance. Subject to certain adjustments, the maximum aggregate number of shares of the Company's Common Stock that may be issued pursuant to the Incentive Plan, and the maximum number of shares of Common Stock granted to any individual in any calendar year, shall not in the aggregate exceed 1,000,000 and 200,000 shares, respectively. Options granted under the Incentive Plan have an exercise price equal to the market value of the Common Stock on the date of grant, and become exercisable over periods ranging from two to five years from the date of grant. At December 31, 1997, options to purchase 580,000 shares of Common Stock had been awarded under the Incentive Plan.

    In May 1997, the Company's stockholders approved the Company's 1997 Stock Option Plan for Non-Employee Directors (the "Directors Plan"), which provided that each non-employee director shall be granted, as of the date such person first becomes a director and automatically on the first day of each year thereafter for so long as he continues to serve as a non-employee director, an option to acquire 3,000 shares of the Company's Common Stock at fair market value at the date of grant. For as long as the director continues to serve, the option shall vest over five years at the rate of 20% per year on the first anniversary of the date of grant. Subject to shareholder approval, the Board of Directors increased the number of shares of the Company's Common Stock subject to option from 3,000 to 15,000 vesting 20% per year. Subject to certain adjustments, a maximum of 250,000 options to purchase shares (or shares transferred upon exercise of options received) may be outstanding under the Directors Plan. At December 31, 1997, a total of 45,000 options had been granted under the Directors Plan.

    In fiscal years 1993 through 1996, the Company issued options for 560,000 shares of Common Stock to certain employees of the Company, other than Mr. Chaudhary. These options, which are not covered by the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options is the fair market value of the shares at the date of grant and ranges from $1.25 to $4.38, with a weighted exercise price of $1.47. Options to acquire a total 284,000 shares were exercisable as of December 31, 1997.

    Retirement Plan. The Company sponsors a defined contribution retirement savings plan (the "401(k) Plan"). The Company currently provides matching contributions equal to 50% of each employee's contribution, subject to a maximum of 4% of employee earnings. The Company's contributions to the 401(k) Plan were $25,745 in 1995, $44,014 in 1996, and $42,016 in 1997.

Certain Relationships and Related Transactions

    SEDCO and Capco owned 385,580 shares (3.54%) and 5,471,300 shares (50.27%), respectively, of the Company's Common Stock outstanding as of December 31,
1997.

    Certain officers, directors and key employees of the Company are engaged in the oil and gas business for their own account and have business relationships with other oil and gas exploration and development companies or individuals. As a result, potential conflicts of interests between such persons and the Company may arise.

    In 1997, the Company adopted a policy whereby all transactions by and between the Company and any affiliate of the Company shall be conducted on an arm's-length basis, and all substantial transactions shall be approved by a majority of the Company's directors without an interest in such transactions.

    In 1995, the Company borrowed $350,000 from Unico, Inc., a company controlled by William N. Hagler, a director. The loan bore interest at 10% per annum and was repaid in December 1995.

    The Company has, from time to time, outstanding balances due to, or receivables due from, Capco and SEDCO (or subsidiaries of such companies). Except as indicated to the contrary, balances from and to the Company are open accounts and are unsecured. The transactions giving rise to such matters are as follows:

    In 1995, Capco loaned $2,221,900 to the Company at 9% per annum; the proceeds were used to acquire certain of the Company's Colombian properties. The loans were evidenced by unsecured promissory notes. $600,000 of the initial loan proceeds was exchanged for 150,000 shares of Common Stock at a price of $4 per share (which exceeded market price at the time). The notes were paid in full in 1997.

    In 1995, the Company borrowed $10,500 from SEDCO on a short-term basis and repaid such amount during 1996.

    In 1995, the Company paid SEDCO $10,700 for reimbursement of prior year charges to the Company.

    In 1995, the Company received $210,100 from Capco for reimbursement of prior year charges and advances and was charged $22,700 for interest on advances.

    In 1995, the Company remitted $92,100 to Capco and affiliates in settlement of prior year charges.

    During 1995, the Company loaned $101,700 to SEDCO, evidenced by a secured promissory note bearing interest at 9% per annum, collateralized by Mr. Chaudhary's vested, but unexercised, options to purchase the Common Stock of the Company. The note is payable December 31, 1997. At year-end the note was current.

    In 1996, the Company received $29,300 from Capco and certain affiliates of Mr. Chaudhary for reimbursement of prior year advances and charged Capco $9,600 for interest on such advances.

    In 1996, the Company charged SEDCO $9,800 for interest on the outstanding note receivable and was charged $5,100 by Saba Energy, Ltd. for interest due to that company.

    The Company charged SEDCO, Capco and certain affiliates of Mr. Chaudhary $92,900 and $26,300 for administrative services provided to such companies during 1995 and 1996, respectively. Such administrative services consisted largely of Mr. Chaudhary's time. Of such amounts, $43,100 was unpaid at December 31, 1996.

    During 1996, a subsidiary of Capco participated in the drilling of one of the Company's exploratory wells on the same basis as did the Company. The Company has billed the subsidiary a total of $112,200, of which $64,700 was outstanding at December 31, 1996.

    During 1996, the Company provided a short-term advance to SEDCO amounting to $10,000, all of which was repaid subsequent to year end 1996. No interest was charged on the advance.

    During 1996, the Company loaned $300,000 to Mr. Chaudhary, evidenced by a promissory note bearing interest at the rate of prime plus 0.75%. Interest is due in quarterly installments and principal is due April 30, 1998. At year end, the note was current. The note is secured by Mr. Chaudhary's vested, but unexercised, options to acquire Common Stock of the Company. In September 1997, the Company commenced amortization of the note by applying twenty percent of Mr. Chaudhary's salary thereto.

    During 1996, the Company loaned $30,000 to William J. Hickey, a director. Such loan is evidenced by an unsecured promissory note, with interest of 9%
payable at maturity.

    The Company charged SEDCO and Capco $6,600 for administrative services provided to such companies during the nine months ended September 30, 1997. Such administrative services consisted largely of Mr. Chaudhary's time.

    The Company charged Capco $23,335 for charges incurred in connection with the Solv-Ex Corporation matter, and $93,198 for an advance against an indemnification provided by Capco during the nine months ended September 30, 1997.

    During the nine months ended September 30, 1997, the Company billed a subsidiary of Capco a total of $30,800 and received payments of $92,000 which included amounts billed in the prior year, in connection with the subsidiary's participation in drilling and production activities in one of the Company's oil properties.

    During the nine months ended September 30, 1997, the Company charged interest to SEDCO, Ilyas Chaudhary and William Hickey (a former director of the Company) in the amounts of $6,500, $20,400, and $2,000, respectively, on outstanding, interest-bearing indebtedness to the Company. The Company received $19,300 from Mr. Chaudhary during the period in payment of interest charges.

    During the nine months ended September 30, 1997, the Company incurred interest charges in the total amount of $60,200 on the notes payable to Capco. The Company paid Capco a total of $142,000 for such interest charges, which included amounts charged, but unpaid, at the end of the previous year.

     From time to time the Company charters from a non-affiliated airplane leasing service, a jet airplane acquired by Mr. Chaudhary in 1997. When chartering the airplane, the Company pays the rate charged others by the leasing service, less a discount, so that the rate paid by the Company is less than that paid by others. Use of the airplane indirectly benefits Mr. Chaudhary since it reduces the amount of time he is required to engage the airplane. During 1997, the Company incurred usage charges of $49,400.

    In July 1997, the Company and Solv-Ex Corporation, which owned interests in two tar sands licenses in the Athabasca region of Alberta, Canada, informally agreed to terms upon which the Company would acquire a 55% interest in the licenses, related improvements and certain related technology, subject to various conditions, including satisfactory results of a due diligence investigation by the Company. Solv-Ex and its principal subsidiary have filed for reorganization pursuant to the United States Bankruptcy Code and for protection under analogous Canadian legislation. To conclude the transaction, the Company would be required to invest approximately $15 million, largely to pay creditors in Canada and would then undertake project development, which could cost as much as $1 billion. In lieu of committing to the purchase, the Company entered into an agreement with Capco by which the Company transferred to Capco its rights under such agreements in exchange for Capco's agreement to convey to the Company a 2% overriding royalty on the project (commencing after the project generated $10 million in gross revenues) and granted to the Company the right to acquire up to 25% of the interests in the project that are acquired by Capco for the same proportion of Capco's cost of acquisition and maintenance of the project. The option runs for two years from the date of Capco's acquisition of the properties or the company. Neither of these events has occurred. In the investigation and negotiations of the acquisition of the tar sands project, the Company and Capco had agreed that the Company would bear all costs, internal and third party, incurred by the Company prior to August 13, 1997 and that Capco would bear the expenses incurred subsequent to said date. Such costs include $100,000 lent to Solv-Ex as an inducement to negotiate and execute a purchase agreement. The Company's total costs in respect of the acquisition (excluding the loans) are approximately $60,000.

    In November 1997, the Company and a large independent oil company each entered into an agreement with Hamar II Associates, LLC, an entity in which Rodney C. Hill, a director of the Company is a member, providing for the Company and the large independent to acquire oil and gas leases and to participate in the drilling of a test well in northern California, to bear a proportionate part of the lease acquisition and maintenance payments and to pay a proportionate share (30% in the case of the Company and 60% in the case of the large independent) of a consideration of $100,000 to members of Hamar, including Rodney C. Hill. The Company has orally agreed to issue 20,000 shares of its Common Stock for no additional consideration should the test well drilled on the Behemoth Prospect be productive in quantities deemed commercial by the Company. Save for the issuance of the Common Stock, the terms of participation are the same for the Company and the large independent, which would be the operator of the project if it were successful.

    Rodney C. Hill, a director of the Company, is the sole stockholder of Rodney
C. Hill, a Professional Corporation, which acts as general counsel to the Company. In 1997, such corporation was engaged to provide legal services to the Company pursuant to a retainer agreement, which may be canceled by the Company at any time, and pursuant to which such corporation receives an annual retainer of $150,000 and reimbursement of certain expenses. During 1997, Mr. Hill was granted options to acquire 125,000 shares of the Common Stock of the Company at a price equal to the current fair market value of the Common Stock at the time of grant that vest over a period of five years.

    Ronald D. Ormand, a director of the Company, is a Managing Director of CIBC-Oppenheimer & Co., Inc., which has rendered investment banking services to the Company. CIBC-Oppenheimer & Co., Inc. is expected to render additional investment banking services to the Company in the future.

    William N. Hagler, a director of the Company, is the President of Unico, Inc. and the President and a director of Capco.

                                              PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the Common Stock by (i) each person who is either the record owner or known to the Company to be a beneficial owner of more than 5% of the Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and officers of the Company as a group. Shares Beneficially Owned and as a Percent of Common Stock is given as of December 31, 1997, when there were 10,883,908 shares outstanding. Ownership as a Percent of Common Stock Assuming Full Conversion and Exercise assumes that the 10,000 shares of Series A Convertible Preferred Stock are converted at $8.50 per share (the closing bid for the Company's Common Stock on December 31, 1997) and that all 269,663 Warrants issued in connection with the Series A Preferred Stock are exercised. Such conversion and exercise would increase the outstanding shares by 1,446,134 shares to 12,330,042. Because the Series A Preferred Stock is not required to be converted and the conversion rate varies with the current price of the stock these numbers could vary materially.


                                                                                         Ownership as a Percent of
                                                                                         Common Stock Assuming Full
                                                             Ownership as a Percent of    Conversion and Exercise
                                      Shares Beneficially           Common Stock
                                           Owned (1)


Principal Stockholders:

  Capco Resources Ltd. (2).........      5,471,300                     50.27%                     44.37%
     2236 S. Broadway, Suite K
     Santa Maria, CA  93456



  Ilyas Chaudhary (2)(3)...........      5,858,010                     53.82%                     47.51%
     3201 Airpark Dr., Suite 201
     Santa Maria, California 93456


Other     Directors    and    Named
Executive Officers:

  Walton C. Vance..................          3,000                       *                           *

  William N. Hagler................         14,000                       *                           *

  Ronald D. Ormand.................              -                       *                           *

  Rodney C. Hill...................          1,500                       *                           *

  Alex S. Cathcart.................              -                       *                           *
  Faysal Sohail....................         31,600                       *                           *
  Bradley T. Katzung...............            360                       *                           *
  Herb Miller......................              -                       *                           *


  All  Directors  and Officers as a      5,908,470                     54.29%                     47.92%
Group (3)..........................


                                                SELLING STOCKHOLDERS (4)


                                              ------------------------                           ------------------------
                                                                                                  Amount and Percentage
                                                Shares Beneficially     Amount of Shares to be      to be Owned After
                                                 Owned Prior to the           Offered (5)           Completion of the
                                                      Offering                                         Offering (5)
  RGC International Investors (6)                  1,401,190 (7)               1,401,190                    0
  Aberfoyle Capital Limited                            44,944 (8)                  44,944                   0

--------------------------------------------------------------
*        Less than one percent.
(1) Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed above have sole investment and voting power with respect to such shares, subject to community property laws where applicable.
(2) Mr. Chaudhary owns of record and beneficially 1,130 shares of Common Stock and options to acquire 380,000 shares of Common Stock of which options to purchase 60,000 shares were exercisable as of December 31, 1997. Mr. Chaudhary owns 50% of a privately held Canadian company, which through a subsidiary, owned 90% by it and 10% by Mr. Chaudhary, owns 1,582,126 shares of the common stock of Capco, which in turn owns directly and indirectly through a wholly owned subsidiary, 5,471,300 shares (50.27%) of Common Stock. Mrs. Bushra Chaudhary, the wife of Mr. Chaudhary, owns the remaining 50% of the privately held Canadian company. Faisal Chaudhary, the adult son of Mr. and Mrs. Chaudhary, owns 905,961 shares of the common stock of Capco and
         Aamna Chaudhary,  the daughter of Mr. and Mrs.   Chaudhary,  owns
         905,961 shares of the common stock of Capco. Mr. and Mrs. Chaudhary each disclaim beneficial interest in the shares of Capco owned by each other and in the shares held by Faisal Chaudhary. SEDCO, a corporation wholly owned by Mr. Chaudhary, owns 385,580 shares of Common Stock (3.54%) and 4,227,821 shares of the common stock of Capco. As of December 31, 1997 there were 9,148,311 outstanding shares of the common stock of Capco. Shares in Capco owned by members of his family may be deemed to be owned by Mr. Chaudhary by reason of the attribution rules of the Securities and Exchange Commission.
(3) Includes 5,471,300 and 385,580 shares of Common Stock of the Company owned by Capco and SEDCO, respectively. Mr. Chaudhary, as the controlling stockholder of such companies, is deemed to be the beneficial owner of such shares.
(4) Selling Stockholders do not and have not had any material relationships with the registrant or any of its affiliates.
 (5) These numbers assume that the Selling Stockholders offer all shares issuable upon conversion of the Series A Preferred Stock and exercise of the
         Warrants and that all Shares so issued are sold in the Offering.
(6) The number of shares set forth in the table represents an estimate of the number of shares of Common Stock to be offered by the Selling Stockholder. The actual number of shares of Common Stock issuable upon conversion of Series A Preferred Stock and exercise of the warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock. The actual number of shares of Common Stock offered hereby, and included in the Registration Statement of which this Prospectus is a part, includes such additional number of shares of Common Stock as may be issued or issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants and the Redemption
         Warrants by reason of the floating rate conversion price mechanism or other adjustment mechanisms described therein, or by reason of any stock split, stock dividend or similar transaction involving the Common Stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act. Pursuant to the terms of the Series A Preferred Stock, the shares of Series A Preferred Stock are convertible and the Warrants are exercisable by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series A Preferred
         Stock) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(a) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Stockholder exceeds the number of shares of Common Stock that this Selling Stockholder could own beneficially at any given time through their ownership of the Series A Preferred Stock. In that regard, beneficial ownership of this Selling Stockholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.
(7) This number is the sum of 1,176,471 (the shares issuable upon conversion at a Conversion Price of $8.50, the closing bid price for the Common Stock on December 31, 1997) and 224,719 (the number of shares issuable upon exercise of the Selling Stockholder's Warrants).
(8) This number is the number of shares issuable upon exercise of the Warrants issued to Aberfoyle as a fee in connection with the placement of the Series A Preferred Stock.

                                                    DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.001 per share, and 50,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock").

Common Stock

    As of December 31, 1997, the Company had 10,883,908 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. See "Price Range of Common Stock and Dividend Policy." In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. All outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

    On December 31, 1997, the Company issued 10,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") in exhange for $10 million. The Series A Preferred Stock bears a cumulative dividend of 6% per annum and is convertible at the option of the holder into shares of Common Stock at a price equal to the lower of $9.345 or the average closing bid price for any three consecutive trading days during the 30 trading day period ending one trading day prior to the date the conversion notice is sent to the Company. In general, conversion of the Series A Preferred Stock can occur after 120 days from its issuance, in monthly increments of 20% of the amount issued. The Series A Preferred Stock may be converted into a maximum of approximately 2,150,000 shares of the Common Stock (subject to increase in the event of certain dilutive events), unless either shareholder or regulatory approvals are obtained, which the Company may be obligated to seek. The issuance was exempt from registration under Rule 506 of Regulation D of the Securities Act.

    The Series A Preferred Stock is redeemable by the Company at any time and must be redeemed upon the occurrence of certain events. The Company may redeem the Series A Preferred Stock until April 29, 1998 at 115% of its stated value plus accrued dividends and the issuance of a five year warrant to purchase 200,000 shares of the Common Stock at 105% of the average closing bid price for the five consecutive trading days preceding the date fixed for redemption. After April 29, 1998, the Company may still redeem the Preferred Stock, but the holder will have the ability to convert the Series A Preferred Stock into Common Stock. The Series A Preferred Stock is senior to all other classes of the Company's equity securities and is accorded preferential status with regard to dividend and liquidation rights. The conversion of the Series A Preferred Stock could have a dilutive effect on the Company's Common Stock. The Series A Preferred Stock generally carries no voting rights other than with respect to the future issuance of preferred stock.

    The Board has the authority to issue an additional 49,990,000 shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, preemptive rights, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series. However, approval by the holders of a majority of the Company's Series A Preferred Stock is required to create any new class or series of capital stock having a preference over or on par with the Series A Preferred Stock. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders in the event the Company no longer remained in the control of the present controlling stockholders.

9% Convertible Senior Subordinated Debentures

    On December 26, 1995, the Company issued $11,000,000 of 9% Convertible Senior Subordinated Debentures ("Debentures") due December 15, 2005. The Debentures are convertible into Common Stock, at the option of the holders of the Debentures, at any time prior to maturity at a conversion price of $4.38 per share, subject to adjustment in certain events. The Company has reserved 3,000,000 shares of its Common Stock for the conversion of the Debentures. Mandatory sinking fund payments of 15% of the original principal, adjusted for conversions prior to the date of payments, are required annually commencing December 15, 2000. The Debentures are uncollateralized and subordinated to all present and future senior debt, as defined, of the Company and are effectively subordinated to all liabilities of subsidiaries of the Company.

    Debentures in the amount of $6,212,000 were converted into 1,419,846 shares of Common Stock during the year ended December 31, 1996. An additional
$2,839,000 of Debentures were converted into 648,882 shares of Common Stock during the year ended December 31, 1997.

Certain Corporate Governance Provisions

    Certain Anti-Takeover Effects of Certain Provisions of the Delaware General Corporation Law The Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or
(3) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder. Except as specified in the Delaware GCL , an interested stockholder is defined to include
(x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and (y) the affiliates and associates of any such person.

    Under certain circumstances, the foregoing provisions make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereby. The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company does not exclude it from the restrictions imposed by the foregoing provisions of Delaware law. Those provisions may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors of the Company, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

    Limitations on Directors' Liabilities and Indemnification of Officers and Directors The Certificate of Incorporation and the Bylaws of the Company each contain provisions that eliminate, to the extent permitted under the Delaware GCL, the personal monetary liability of a director to the Company and its stockholders for breach of a director's fiduciary duty of care as a director. If a director were to breach the duty of care, neither the Company nor its stockholders could recover monetary damages from the director and the only course of action available to the stockholders would be equitable remedies, such as an action to enjoin or rescind a transaction involving the breach. To the extent certain claims against directors are limited to equitable remedies, these provisions may reduce the likelihood of derivative litigation and may discourage stockholders or management from initiating litigation against directors for breach of their duty of care. Additionally, equitable remedies may not be effective in many instances. Were a stockholder's only remedy to enjoin the completion of the Board of Directors' action, this remedy would be ineffective if the stockholder does not become aware of a transaction or event until after it has been completed. In such a situation, the stockholder would have no effective remedy against the directors. Liability for monetary damages remains for (1) any breach of the duty of loyalty to the Company or its stockholders,
(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) payment of an improper dividend or improper repurchase or redemption of the Company's stock, or (4) any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation also provides that if the Delaware GCL is amended to allow the further elimination or limitation of the liability of directors, the liability of the Company's directors shall be limited to the fullest extent permitted by such amendment. The Delaware GCL permits a corporation to indemnify certain persons, including officers and directors, who are (or are threatened to be made) parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than derivative actions) by reason of their being officers or directors of the corporation. The indemnity may include expenses, such as attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by an indemnified officer or director, provided that he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interests and, in the case of criminal proceedings, provided he had no reasonable cause to believe that his conduct was unlawful. The Bylaws provide indemnification to the fullest extent allowed pursuant to the foregoing provisions of the Delaware GCL.

    The Delaware GCL also permits a corporation to extend indemnification to various persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of their being officers or directors of the corporation. This indemnity may include the items specified in the preceding paragraph, subject to the proviso described in that paragraph. However, no such person will be indemnified as to matters for which he is found to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, indemnification is ordered by a court. The Certificate of Incorporation and Bylaws of the Company provide indemnification of the Company's directors and officers to the fullest extent allowed pursuant to the foregoing provisions.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

    As permitted by the Delaware GCL, the Company has obtained a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures the director and officers of the Company against losses arising from any wrongful act (as defined by such policy) in his or her capacity as director or officer of the Company.

Transfer Agent and Registrar

    The transfer agent and registrar for the Company's Common Stock is American Securities Transfer, Inc., Denver, Colorado.



                                                           PLAN OF DISTRIBUTION

         The shares of Common Stock (the "Shares") being offered by the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, will be sold in one or more transactions (which may involve block transactions) on the American Stock Exchange or on such other market on which the Common Stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the Shares, short sales or any combination thereof. The sale price to the public may be the market price prevailing at the time of sale, a price related to such prevailing market price or such other price as the Selling Stockholders determine from time to time. The Shares may also be sold pursuant to Rule 144. The Selling Stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Shares if they deem the purchase price to be unsatisfactory at any particular time.

         The Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the Selling Stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Stockholder will attempt to sell the Shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Stockholders. The Selling Stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

         The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any other such person. The foregoing may affect the marketability of the Shares.

    The Company has agreed to indemnify the Selling Stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect thereof.

                                                SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding 12,330,042 shares of Common Stock (including 269,663 shares issuable upon the exercise of the Warrants and an estimated 1,176,471 shares issuable upon conversion of the Series A Preferred Stock). Of these shares, 6,421,572 shares will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining shares, 5,908,470 will be "restricted securities" ("Restricted Shares") within the meaning of Rule 144 under the Securities Act. In addition, approximately 822,629 shares of Common Stock may be issued upon the conversion of the outstanding Debentures, the conversion price for which is $4.38 per share. See "Notes to Consolidated Financial Statements
Note 8 Long Term Debt." Sales of any of these shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. See "Risk Factors -- Factors Relating to the Company -- Shares Eligible for Future Sale; Control by Significant Stockholder."


    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the making of a filing with the Commission with respect to such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 calendar days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) as currently in effect without regard to the requirements as stated above. The Company is unable to estimate accurately the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                                                          CERTAIN LEGAL MATTERS

    The validity of the Common Stock will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Denver, Colorado, as counsel to the Company.

                                                                        EXPERTS

    The Consolidated Financial Statements of the Company as of December 31, 1995 and 1996, and for the three years in the period ended December 31, 1996 included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P. (Los Angeles, California), independent accountants, given upon the authority of that firm as experts in accounting and auditing.

    The information appearing in this Prospectus with respect to the Company's proved reserves at December 31, 1994, 1995 and 1996, and to the extent stated herein, was estimated by Netherland, Sewell & Associates, Inc. and Sproule Associates Limited, independent petroleum engineers. Such information is included herein on the authority of such firms as experts in petroleum engineering.

                                                          AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, of which this Prospectus is a part, as well as such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a worldwide web site (address: http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the American Stock Exchange and such reports and other information concerning the Company also can be obtained at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006-1881.

    The Company has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto which are on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract, agreement or other documents filed as an exhibit to the Registration Statement for a more complete description of the matter involved, each such statement being qualified in all respects by such reference.

                                                                      Appendix A

                                                                       GLOSSARY

    The following  defined  terms have the indicated  meanings when used in this
Prospectus:


Bbl or barrel means 42 United States gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons. Bcf means one billion cubic feet of gas. BOE or Barrels of oil equivalent converts gas to oil at a ratio of 6,000 cubic feet of gas to one Bbl of oil, usually. Then oil and gas are added together for total BOE. BOEPD means barrels of oil equivalent per day. bopd means barrels of oil per day. BTU means British Thermal Unit, which is a heating equivalent measure for natural gas and is an alternate measure of natural gas reserves, as opposed to Mcf, which is strictly a measure of natural gas volume. Typically prices quoted for natural gas are designated as price per MMBTU, the same basis on which natural gas is contracted for sale. Completion means the installation of permanent equipment for the production of crude oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency. Developed acreage means the number of acres of oil and gas leases held or owned, which are allocated or assignable to producing wells or wells capable of production. Development well means a well which is drilled to and completed in a known-producing formation adjacent to a producing well in a previously discovered field and in a stratigraphic horizon known to be productive. EBITDA means earnings before interest expense, provision (benefit) for taxes on income, depletion, depreciation and amortization. Ecopetrol means Empresa Columbiana de Perroles, the Columbian state-owned oil company. Exploration means the search for economic deposits of minerals, petroleum and other natural earth resources by any geological, geophysical or geochemical technique. Exploration well means a well drilled either in search of a new, as-yet-undiscovered oil or gas reservoir or to greatly extend the known limits of a previously discovered reservoir, as indicated by reasonable interpretation of available data, with the objective of completing that reservoir. Field means a geographic area in which a number of oil or gas wells produce from a continuous reservoir. Finding Cost is calculated, for a specified time, by dividing the sum of acquisition, exploration and development costs by the amount of proved reserves added as a result of acquisition, drilling and other activities during the same period (including the amount of any proved reserves added from properties previously acquired and including reserve revisions). GAAP means generally accepted accounting principles, consistently applied. MBbl means one thousand barrels of oil. MBOE means one thousand barrels of oil equivalent. Mbopd means one thousand barrels of oil per day. Mcf means one thousand cubic feet of natural gas. md means millidarcies , which is a unit of measurement of the permeability of rock. A Darcy is equalivent to a rate of low of one cubic centimeter per second through a liquid having a viscosity of one centipoise. Mineral interest means possessing the right to explore, right of ingress and egress, right to lease and right to receive part or all of the income from mineral exploitation, i.e., bonus, delay rentals and royalties. MMBbl means one million barrels of oil. MMBOE means one million barrels of oil equivalent. MMcf means one million cubic feet of natural gas. MWD means measurement while drilling. Net acres or net wells means the sum of fractional ownership working interests in gross acres or gross wells. Oil wells or gas wells means those wells which generate revenue from oil production or gas production, respectively. Operator means the person or company actually operating an oil or gas well. Proved developed reserves means Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved reserves means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data have demonstrated with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions, on the basis of prices and costs on the date the estimate is made and any price changes provided by existing contracts. Proved undeveloped reserves means Proved Reserves which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. PV-10 Value means the estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses such as general and administrative expense, debt service, future income tax expense or depreciation, depletion and amortization. See "Risk Factors - Factors Relating to the Oil and Gas Industry and the Environment -- Uncertainty of Estimates of Reserves and Future Net Revenues." Recompletion means the completion for production of an existing well bore in another formation from that in which the well has been previously completed. Reserve replacement cost means, with respect to proved reserves, a three-year average calculated by dividing total acquisition, exploration and development costs by net reserves added during the period. Reservoir means a porous and permeable underground formation containing a natural accumulation of producible crude oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs. SAGD wells means oil wells drilled using technology known as "steam assisted gravity drainage," which involves drilling two horizontal wells in a parallel configuration, one above the other, and within a short distance of each other. Steam is injected into the upper wellbore which creates a steam chamber and heats the oil so that it may flow by gravity to the lower producing wellbore, where it is extracted. Tcf means one trillion cubic feet of natural gas.


                                                           INDEX TO FINANCIAL STATEMENTS
                                                  CONSOLIDATED FINANCIAL STATEMENTS OF SABA PETROLEUM COMPANY
                                                                       AND SUBSIDIARIES


Report of Independent Accountants

Consolidated Balance Sheet at December 31, 1995 and 1996 and
         September 30, 1997 (unaudited)     .........                                                     F-2


Consolidated  Statements  of Income for the three years ended  December 31, 1996 and the nine months ended
         September 30, 1996 and 1997        .........                                                     F-3

Consolidated  Statements  of  Stockholders'  Equity  for the three  years  ended
         December 31, 1996 and the nine months ended
         September 30, 1997 (unaudited)     .........                                                     F-4

Consolidated  Statements  of Cash Flows for the three years ended  December  31,
         1996 and the nine months ended
         September 30, 1996 and 1997 (unaudited).....                                                     F-5

Notes    to Consolidated Financial Statements for the three years ended December
         31, 1996 and the nine months ended
         September 30, 1997 (unaudited)     .........                                                     F-6

Supplemental Information About Oil and Gas Producing Activities (unaudited)                               F-29


REPORT  OF  INDEPENDENT  ACCOUNTANTS
To the Board of Directors
Saba  Petroleum  Company

     We have  audited  the  accompanying  consolidated  balance  sheets  of Saba
Petroleum Company and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saba Petroleum
Company and subsidiaries as of December 31, 1995 and 1996, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.



Los Angeles, California
March 26, 1997


                                    SABA PETROLEUM COMPANY AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS

   The accompanying notes are an integral part of these consolidated financial statements.


                                                             December 31,                   September 30,
                                                           1995              1996               1997
                                                    ---------------------------------      ----------------
                     ASSETS                                                                  (unaudited)
Current assets:
   Cash and cash equivalents                      $       640,287      $     734,036     $
                                                                                               227,396
   Restricted certificate of deposit (Note 2)           1,750,000                -                -
   Accounts receivable, net of allowance for
doubtful
         accounts of $57,000, $65,000 and
$74,000,                                                4,444,209          7,361,326            10,616,055
         respectively
   Other current assets                                 2,995,172          3,485,924
                                                                                              4,281,979
                                                                         ------------    ------------------
          Total current assets                      -------------         11,581,286            15,125,430
                                                        9,829,668
                                                                         ------------    ------------------
Property and equipment (Note 8):
--------------------------------------------------
   Oil and gas properties (full cost method)           32,602,571         44,494,387            71,224,084

   Land                                                 1,849,313          1,888,578
                                                                                              2,626,511

   Plant and equipment                                  3,240,771          3,799,307
                                                                                              5,411,999

                                                                         ------------    ------------------
                                                       37,692,655         50,182,272            79,262,594

   Less accumulated depletion and depreciation       (10,108,845)        (15,323,780)         (20,159,770)
                                                                         ------------    ------------------
          Total property and equipment              -------------         34,858,492            59,102,824
                                                       27,583,810
                                                                         ------------    ------------------
Other assets:
--------------------------------------------------
   Deposits on properties                                  50,000             42,529              -
--------------------------------------------------
   Notes receivable, less current portion                   9,166            834,590             1,603,891
--------------------------------------------------
   Deferred financing costs                             1,995,458          1,123,250               835,424
--------------------------------------------------
   Due from affiliates                                    183,975            205,226               235,936
--------------------------------------------------
   Deposits and other                                      99,020            471,513               568,661
--------------------------------------------------
                                                                         ------------    ------------------
          Total other assets                        -------------          2,677,108             3,243,912
                                                        2,337,619
                                                                         ------------    ------------------
                                                                         ============    ==================
                                                  $    39,751,097      $  49,116,886     $      77,472,166
--------------------------------------------------                       ============    ==================

==================================================
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities       $     5,619,163      $   5,377,137     $     13,586,724
   Oil imbalance obligation (Note 2)                      692,384                -               -
   Income taxes payable                                   541,651          1,981,064              716,232
   Current portion of long-term debt                      504,985          1,805,556           18,087,907
                                                                         ------------    -----------------
          Total current liabilities                     7,358,183          9,163,757           32,390,863
--------------------------------------------------

Long-term debt, net of current portion                 23,543,307         20,811,980           20,258,983
Other liabilities                                         194,836            108,295              106,678
Deferred taxes                                            321,237            590,285            1,244,285
Minority interest in consolidated subsidiary              485,285            727,359              814,404
                                                                         ------------    -----------------
           Total liabilities                        -------------         31,401,676           54,815,213
                                                       31,902,848
                                                                         ------------    -----------------

--------------------------------------------------
Commitments and contingencies (Note 12)
--------------------------------------------------

--------------------------------------------------
Stockholders' equity:
--------------------------------------------------
   Preferred stock - $.001 par value, authorized
--------------------------------------------------
         50,000,000 shares; none issued                   -                   -                  -
--------------------------------------------------
   Common stock - $.001 par value, authorized
--------------------------------------------------
        150,000,000 shares; issued and
outstanding
--------------------------------------------------
        8,529,180 (1995), 10,081,026 (1996) and
--------------------------------------------------
        10,775,115 (1997) shares                            8,529             10,081               10,775
--------------------------------------------------
   Capital in excess of par value                       6,787,611         12,891,002           15,301,686
--------------------------------------------------
   Retained earnings                                    1,038,129          4,802,845            7,350,345
--------------------------------------------------
   Cumulative translation adjustment                       22,480             11,282              (5,853)
--------------------------------------------------
   Unearned compensation                                  (8,500)                -               -
--------------------------------------------------
                                                                         ------------    -----------------
          Total stockholders' equity                -------------         17,715,210           22,656,953
                                                        7,848,249
                                                                         ------------    -----------------
                                                                         ============    =================
                                                  $    39,751,097      $  49,116,886     $     77,472,166
--------------------------------------------------                       ============    =================




                                             SABA PETROLEUM COMPANY AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF INCOME





                                                 Year Ended December 31,                        Nine Months Ended September 30,
                                         1994               1995          1996                    1996                1997

                                      --------------------------------------------           ---------------------------------
Revenues:                                                                                                (unaudited)
   Oil and gas sales              $   12,170,203  $     16,941,247      $  31,520,757      $   22,075,612      $   25,282,361
   Other                                 783,688           753,008          1,681,587           1,077,428           1,495,839
                                    -------------                         ------------       -------------       -------------
            Total revenues            12,953,891     -------------         33,202,344          23,153,040          26,778,200
                                                        17,694,255
                                    -------------                         ------------       -------------       -------------

-------------------------------
Expenses:
-------------------------------
   Production costs                    7,547,479        10,561,552         14,604,291          10,955,455          12,249,901
-------------------------------
   General and administrative          1,881,852         2,005,192          3,919,435           2,659,998           3,467,984
-------------------------------
   Depletion, depreciation and
        amortization                   2,041,032         2,826,684          5,527,418           3,615,631           5,011,562
-------------------------------
                                    -------------                         ------------       -------------       -------------
            Total  expenses           11,470,363     -------------         24,051,144          17,231,084          20,729,447
                                                        15,393,428
                                    -------------                         ------------       -------------       -------------

-------------------------------
Operating income                       1,483,528         2,300,827          9,151,200           5,921,956           6,048,753
                                    -------------                         ------------       -------------       -------------

-------------------------------
Other income (expense):
-------------------------------
   Interest income                        25,481            16,924            114,302              82,520              99,008
-------------------------------
   Other                                  18,397          (26,614)             92,149             152,290           (289,316)
-------------------------------
   Interest expense, net of
        interest capitalized
-------------------------------
        of  $58,085 (1994) and
        $27,369 (1995)                 (634,292)       (1,364,110)        (2,401,856)         (1,795,113)         (1,421,144)
-------------------------------
   Gain on issuance of shares
of                                       -                 124,773              8,305             -                   -
subsidiary
-------------------------------
                                                                          ------------       -------------       -------------
                 Total other        ------------     -------------        (2,187,100)         (1,560,303)         (1,611,452)
income                                 (590,414)       (1,249,027)
(expense)
                                                                          ------------       -------------       -------------

-------------------------------
            Income before                893,114         1,051,800          6,964,100           4,361,653           4,437,301
income
taxes
-------------------------------

-------------------------------
Provision for taxes on income          (383,800)         (449,636)        (2,957,983)         (1,962,900)         (1,799,807)
-------------------------------
Minority interest in earnings
of                                       -                (55,632)          (241,401)           (178,021)            (89,994)
      consolidated subsidiary
                                    -------------    --------------       ------------       -------------       -------------

            Net income            $      509,314  $        546,532      $   3,764,716      $    2,220,732      $    2,547,500
                                                                          ============       =============       =============

===============================
Net earnings per common share:
===============================
   Primary                        $         0.06  $           0.06      $        0.40      $         0.24      $         0.23
                                                                          ============       =============       =============
   Fully-diluted                  $         0.06  $           0.06      $        0.37      $         0.24      $         0.22
                                                                          ============       =============       =============

===============================
Weighted average common and
===============================
common equivalent shares
outstanding:
===============================
   Primary                             7,995,574         8,742,768          9,416,033           9,223,994          11,192,408
===============================
   Fully-diluted                       7,995,574         8,784,099         12,066,256          11,971,802          12,229,478

                     SABA PETROLEUM COMPANY AND SUBSIDIARIES

                 CONSOLIDATED    STATEMENTS   OF   STOCKHOLDERS'    EQUITY   The
      accompanying notes are an integral part of these financial statements.




                                                                    Common Stock                Capital In         Cumulative
                                                              Shares           Amount             Excess           Translation
                                                                                               Of Par Value        Adjustment
                                                            ------------     ------------      --------------    --------------

Balance at December 31,1993 ..............................     7,194,074    $     7,194    $ 4,398,141         $      --

    Exercise of options ..................................       400,000            400        625,356                --
    Issuance of Common Stock for interest in oil and gas .        44,440             44         66,616                --
property
    Issuance of Common Stock for acquisition of subsidiary       600,000            600            --                 --
    Contributed surplus ..................................          --              --         674,106                --
    Net Income ...........................................          --              --             --                 --
                                                             -----------    -----------    -----------            -----------
Balance at December 31, 1994 .............................     8,238,514          8,238      5,764,219                --

    Minority interest in subsidiary ......................          --              --             --                 --
    Exercise of options ..................................       116,666            117        189,466                --
    Issuance of Common Stock for compensation ............        24,000             24         25,476                --

    Issuance of Common Stock .............................       150,000            150        599,850                --
    Cumulative translation adjustment ....................          --              --             --               22,480

    Unearned compensation ................................          --              --             --                 --
    Contributed surplus ..................................          --              --         208,600                --
    Net income ...........................................          --              --             --                 --
                                                             -----------    -----------    -----------           -----------
Balance at December 31, 1995 .............................     8,529,180          8,529      6,787,611              22,480

    Exercise of options ..................................       118,000            118        646,982                --
    Issuance of Common Stock .............................        14,000             14         41,986                --

    Cumulative translation adjustment ....................          --               --             --             (11,198)
    Unearned compensation ................................          --               --             --                --

    Debenture conversions ................................     1,419,846          1,420      5,414,423                --
    Net income ...........................................          --               --             --                --
                                                             -----------    -----------    -----------           -----------
Balance at December 31, 1996 .............................    10,081,026         10,081     12,891,002              11,282

    Exercise of options ..................................       154,000            154        227,346                --

    Cumulative translation adjustment ....................          --               --             --             (17,135)
    Debenture conversions ................................       540,089            540      2,183,338                --
    Net income ...........................................          --               --             --                --

                                                             ===========    ===========    ===========           ===========
Balance at September 30, 1997 (unaudited) ................    10,775,115    $    10,775    $15,301,686          $    (5,853)
                                                             ===========    ===========    ===========           ===========




                                                              Unearned          Retained         Total
                                                            Compensation        Earnings     Shareholders'
                                                                                                 Equity
                                                           --------------     -----------   ----------------

Balance at December 31,1993 ..............................   $      --     $     1,556        $ 4,406,891

    Exercise of options ..................................          --              --            625,756
    Issuance of Common Stock for interest in oil and gas .
    property                                                        --              --             66,660
    Issuance of Common Stock for acquisition of subsidiary          --              --                600
    Contributed surplus ..................................          --              --            674,106
    Net Income ...........................................          --         509,314            509,314
                                                             -----------   -----------        -----------
Balance at December 31, 1994 .............................          --         510,870          6,283,327

    Minority interest in subsidiary ......................          --         (19,273)           (19,273)
    Exercise of options ..................................          --              --            189,583
    Issuance of Common Stock for compensation ............          --              --             25,500


    Issuance of Common Stock .............................          --              --            600,000
    Cumulative translation adjustment ....................          --              --             22,480


    Unearned compensation ................................        (8,500)           --             (8,500)
    Contributed surplus ..................................          --              --            208,600
    Net income ...........................................          --         546,532            546,532
                                                             -----------   -----------        -----------
Balance at December 31, 1995 .............................        (8,500)    1,038,129          7,848,249

    Exercise of options ..................................          --              --            647,100
    Issuance of Common Stock .............................          --              --             42,000


    Cumulative translation adjustment ....................          --              --            (11,198)
    Unearned compensation ................................         8,500            --              8,500


    Debenture conversions ................................          --              --          5,415,843
    Net income ...........................................          --       3,764,716          3,764,716
                                                             -----------   -----------         -----------
Balance at December 31, 1996 .............................          --       4,802,845         17,715,210

    Exercise of options ..................................          --              --            227,500
    Cumulative translation adjustment ....................          --              --            (17,135)
    Debenture conversions ................................          --              --          2,183,878
    Net income ...........................................          --       2,547,500          2,547,500

                                                             -----------   -----------        -----------
Balance at September 30, 1997 (unaudited) ................   $      --     $ 7,350,345        $22,656,953
                                                             ===========   ===========        ===========


                     SABA PETROLEUM COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           Year Ended December 31,                   Nine Months Ended
                                                        1994            1995         1996              September 30,
                                                                                                    1996            1997


                                                                                                         (unaudited)
                                               ----------------------------------------------    -----------------------------

Cash flows from operating activities:



   Net income                                  $     509,314   $     546,532   $   3,764,716   $  2,220,732    $  2,547,500
   Adjustments to reconcile net income to net
cash
     provided by operations:
        Depletion, depreciation and                2,041,032       2,826,684       5,527,418      3,615,631       5,011,562
amortization
        Amortization of unearned compensation         -               17,000           8,500          8,500          -
        Deferred tax provision (benefit)             254,800        (39,000)         366,389         -              654,000
        Compensation expense attributable to
              non-employee option                    115,756          -               91,600         91,600          -
        Minority interest in earnings of
consolidated
             subsidiary                               -               55,632         241,403        178,021          89,994
        Gain on issuance of shares of                 -            (124,773)         (8,305)        (6,336)         (5,533)
subsidiary
        Changes in:
             Accounts receivable                                 (1,999,984)     (2,919,287)     (1,821,046)     (3,260,779)
                                                   100,820
             Other assets                          (299,830)     (2,452,503)       (572,233)        371,576          35,929
             Accounts payable and accrued                          2,396,976       (237,328)     (1,426,031)      8,199,407
liabilities                                        588,135
             Income taxes payable and other                          509,343         650,644        968,349      (1,264,832)
liabilities                                        36,449
                                                 ------------    ------------    ------------    -----------     -----------
             Net cash provided by operating                        1,735,907       6,913,517      4,200,996      12,007,248
activities                                        3,346,476
                                                 ------------    ------------    ------------    -----------     -----------
                                                 ------------    ------------    ------------    -----------     -----------

Cash flows from investing activities:
   Deposit (purchase) of restricted                   -          (1,750,000)       1,750,000        875,000          -
certificate of deposit
   Expenditures for oil and gas properties       (3,661,844)     (12,807,412)    (12,171,392)    (4,921,582)     (26,765,927)
   Expenditures for equipment, net                 (797,690)     (2,660,120)       (585,893)      (709,115)      (2,308,096)
   Proceeds from sale of oil and gas                 529,611         157,933         256,646         -               -
properties
                                                 ------------    ------------    ------------    -----------     -----------

             Net cash used in investing          (3,929,923)     (17,059,599)    (10,750,639)    (4,755,697)     (29,074,023)
activities
                                                 ------------    ------------    ------------    -----------     -----------
                                                 ------------    ------------    ------------    -----------     -----------

Cash flows from financing activities:
   Proceeds from notes payable and long-term       5,986,266      34,814,900      17,085,315      9,700,712      28,649,983
debt
   Principal payments on notes payable and
long-term                                        (5,822,026)     (19,136,299)    (12,296,839)    (9,589,794)     (10,546,557)
              debt
   Increase in notes receivable                    (445,073)             -       (1,172,639)      (300,000)      (2,141,992)
   Proceeds from notes receivable                     74,848         302,968          67,384         27,960         403,479
   Increase in deferred financing costs             (11,972)     (1,854,421)       (165,777)      (165,777)          -
   Net change in accounts with affiliated          (107,066)        (47,120)        (21,251)       (12,250)        (30,725)
companies
   Net proceeds from exercise of options and
issuance of
              common stock                           510,000         789,583         422,500        422,375         227,500
   Increase in contributed surplus                   674,706         208,600             -           -               -
   Capital subscription of minority interest          -               74,778          12,805         10,963          -
                                                 ------------    ------------    ------------    -----------     -----------
              Net cash provided by financing         859,683      15,152,989       3,931,498         94,189      16,561,688
activities
                                                 ------------    ------------    ------------    -----------     -----------
                                                 ------------    ------------    ------------    -----------     -----------

Effect of exchange rate changes on cash
              and cash equivalents                    -               12,006           (627)            241         (1,553)
                                                 ------------    ------------    ------------    -----------     -----------
Net increase (decrease) in cash and cash             276,236       (158,697)          93,749      (460,271)       (506,640)
equivalents
Cash and cash equivalents at beginning of year       522,748         798,984         640,287        640,287         734,036
                                                 ------------    ------------    ------------    -----------     -----------
Cash and cash equivalents at end of year       $     798,984   $     640,287   $     734,036   $    180,016    $    227,396
                                                 ============    ============    ============    ===========     ===========

SABA PETROLEUM COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Description of Business and Summary of Significant Accounting Policies

      General

     Saba Petroleum Company ("Saba" or the "Company") is a Delaware corporation formed in 1979 as a natural resources company. Saba is an international oil and gas producer with principal producing properties located in the continental United States, Canada and Colombia. Until 1994, all of the Company's principal assets were located in the United States. In 1994 and 1995, the Company acquired interests in producing properties in Canada and Colombia. For the years ended December 31, 1995 and 1996, approximately 33.3% and 50.4% of the Company's gross revenues from oil and gas production were derived from its international operations. Saba's principal United
     States oil and gas producing properties are located in California, Louisiana, Michigan, New Mexico and Wyoming. As of December 31, 1996, 55.1% of the Company's outstanding Common Stock is owned directly, or indirectly, by the Company's Chief Executive Officer.


     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement of Financial Accounting Standard No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is effective for financial statements issued for periods ending after December 15, 1997. Management has not yet determined the impact that adoption of Statement of Financial Accounting Standard No. 128 is expected to have on the financial statements of the Company.


      Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


      Consolidation

     The consolidated  financial  statements include the accounts of the Company
     and  its   wholly  and   majority-owned   subsidiaries.   All   significant
     intercompany balances and transactions have been eliminated.


      Interim Financial Information

     The consolidated financial statements at September 30, 1996 and 1997, and for the nine month periods ended September 30, 1996 and 1997, are unaudited but have been prepared on a basis consistent with the accounting principles and policies reflected in the financial statements for the year ended December 31, 1996. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring accruals only) necessary to present fairly the Company's consolidated financial position as of September 30, 1996 and 1997, and the consolidated results of operations and cash flows for the nine months ended September 30, 1996 and 1997.


      Fair Value of Financial Instruments

     Cash and Cash Equivalents - The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments.

     Other Financial Instruments - The Company does not hold or issue financial instruments for trading purposes. The Company's financial instruments consist of notes receivable and long-term debt. The fair value of the Company's notes receivable and long-term debt, excluding the Debentures, is estimated based on current rates offered to the Company for similar issues of the same remaining maturates. The fair value of the Debentures is based on quoted market prices.

     The fair value of the Company's notes receivable and long-term debt, excluding the Debentures, at December 31, 1995 and 1996 approximates carrying value. The carrying value and fair value of the Debentures at December 31, 1995 and 1996 are as follows:


                                                                                              December 31,
                                                                1995                          1996
                                                    ----------------------------- -----------------------------
                                                      Carrying                      Carrying
                                                        Value       Fair Value        Value       Fair Value
9% convertible senior
subordinated
debentures-due 2005                                  $11,000,000    $10,945,000    $6,438,000     $36,374,700



      Oil and Gas Properties

     The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs, in separate cost centers for each country, incurred in connection with the acquisition of oil and gas properties and with the exploration for and development of oil and gas reserves. Such costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells, and overhead expenses directly related to land acquisition and exploration and development activities. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition involves a significant change in reserves in which case the gain or loss is recognized.


     Depletion of the capitalized costs of oil and gas properties, including estimated future development, site restoration, dismantlement and abandonment costs, net of estimated salvage values, is provided using the equivalent unit-production method based upon estimates of proved oil and gas reserves and production which are converted to a common unit of measure based upon their relative energy content. Unproved oil and gas properties are not amortized but are individually assessed for impairment. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.


     In accordance with the full cost method of accounting, the net capitalized costs of oil and gas properties are not to exceed their related estimated future net revenues discounted at 10 percent, net of tax considerations, plus the lower of cost or estimated fair market value of unproved properties.


     Substantially all of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.


      Plant and Equipment

     Plant, consisting of an asphalt refining facility, is stated at the acquisition price of $500,000 plus the cost to refurbish the equipment. Depreciation is calculated using the straight-line method over its estimated useful life. Equipment is stated at cost. Depreciation of equipment is calculated using the straight-line method over the estimated useful lives of the equipment, ranging from three to fifteen years. Depreciation expense in the fiscal years ended December 31, 1994, 1995, 1996 and the nine month period ended September 30, 1996 and 1997, was $74,600, $155,900, $293,245, $217,169 and $301,640, respectively. Normal repairs and maintenance are charged to expense as incurred. Upon disposition of plant and equipment, any resultant gain or loss is recognized in current operations.


     Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.


     The implementation in 1995 of Statement of Financial Accounting ("SFAS") No. 121, "Accounting for the Impairment of long-lived Assets and for long-lived Assets to Be Disposed Of," has had no impact on the financial statements.


      Deferred Financing Costs

     The costs related to the issuance of debt are capitalized and amortized using the effective interest method over the original terms of the related debt. At September 30, 1997, the Company had unamortized costs in the amount of $57,837 and $770,261 relating to its bank credit facilities and debentures, respectively. Amortization expense in the fiscal years ended December 31, 1994, 1995 and 1996 and the nine month period ended September 30, 1996 and 1997 was $60,000, $63,600, $241,827, $189,696 and $116,855,
     respectively.


      Stock-Based Compensation

     In 1996, the Company implemented the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." This statement sets forth-alternative standards for recognition of the cost of stock-based compensation and requires that a company's financial statements include certain disclosures about stock-based employee compensation arrangements regardless of the method used to account for them. As allowed in this statement, the Company continues to apply Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in recording compensation related to its plans.


      Income Taxes

     The Company accounts for income taxes pursuant to the asset and liability method of computing deferred income taxes. Deferred tax assets and liabilities are established for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.


      Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange; income and expenses are translated at the weighted average rates of exchange during the year. The resultant cumulative translation adjustments are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in net income.


      Earnings per Common Share

     Primary earnings per common share are based on the weighted average number of shares outstanding during each year plus, when their effect is dilutive, common stock equivalents consisting of certain shares subject to stock options. The calculation of fully diluted earnings per common share additionally assumes the conversion of the 9% convertible senior subordinated debentures due December 15, 2005, using the conversion price of $4.38 per common share. In each of 1994 and 1995 primary earnings per common share equaled fully diluted earnings per share.


      Sale of Subsidiary Stock

     The Company accounts for a change in its proportionate share of a subsidiary's equity resulting from the issuance by the subsidiary of its stock in current operations in the consolidated financial statements.


      Two-For-One Forward Stock Split

     On November 21, 1996, The Company's Board of Directors approved a two-for-one forward stock split effected as a stock dividend on all outstanding shares of Common Stock. The Company's outstanding stock option awards and Debentures were also adjusted accordingly. The record date established for such stock split was December 9, 1996 with a payment date of December 16, 1996. All share and per share amounts have been adjusted to give retroactive effect to this split for all periods presented.


      Reclassification

     Certain previously reported financial information has been reclassified to conform to the current year's presentation.


2.  Acquisitions

     In September 1995, the Company acquired a 25% interest in the Teca and Nare oil fields ("Teca/Nare Fields") and a 50% interest in the Velasquez-Galan pipeline, all of which are located in Colombia, South America. The
     Company's gross acquisition cost for the acquired interests was $12.25 million, which was reduced by the Company's share of net revenue credits from the properties from the effective date of January 1, 1995 to the closing date ($3.95 million), leaving a net purchase price of $8.3 million. In addition, the Company assumed an oil imbalance obligation of approximately $1.25 million at the closing date. In December 1995, the Company acquired a 50% interest in the Cocorna oil field in Colombia at a net acquisition cost of $533,000.


     In connection with the acquisition of the Teca/Nare Fields, the Colombia government owned oil company (Ecopetrol) required that Omimex, the operator of the properties, obtain a letter of credit for the benefit of Ecopetrol in the amount of $3.5 million to secure payments due third party vendors at the Teca/Nare Fields. Such letter of credit was issued in November 1995. In connection with the issuance of the letter of credit, Omimex required that the Company pledge collateral consisting of a $1.75 million certificate of deposit. The letter of credit expired by its own terms in 1996 and the collateral was returned to the Company.


     The acquisition cost of the properties has been assigned to various accounts in the accompanying balance sheet (primarily oil and gas properties), and the results of operations of the properties are included in the accompanying financial statements from the respective dates of acquisition of each property.


     The following unaudited proforma financial information presents the results of operations of the Company as if the acquisitions had occurred as of the beginning of the respective periods. The proforma financial information does not necessarily reflect the results of operations that would have occurred had the properties been acquired at the beginning of the respective periods.


       (Dollars in thousands except                                     Year Ended December 31,
        per share amounts)                                                1994              1995
                                                                                (unaudited)
      Total revenues                                                  $     24,470       $    27,678

      Total operating expenses, including general and
        administrative and depletion, depreciation and
        amortization                                                       (18,320)          (20,036)

      Interest expense                                                      (1,447)           (1,985)

      Other income (expense)                                                     43              (10)
                                                                        -----------        ----------

      Income before income taxes                                             4,746             5,647

      Provision for taxes on income                                          2,326             2,767
                                                                        -----------        ----------

      Net income                                                      $      2,420       $     2,880
                                                                        ===========        ==========

      Net earnings per common share                                   $       0.30       $      0.33
                                                                        ===========        ==========

     In October 1995, all of the issued shares of Capco Resource Properties Ltd. ("CRPL"), the Company's 100% owned subsidiary, were exchanged for
     13,437,322 voting common shares of Beaver Lake Resources Corporation ("BLRC"), a publicly traded corporation located in Alberta, Canada.


     The net assets of BLRC were deemed to be acquired at their net book value (which approximated fair market value) at the date of acquisition.


     Net assets acquired were as follows:

        Working capital deficiency                           $     (105,981)
        Oil and gas properties                                      316,420
                                                                ---------------
                                                             $      210,439
                                                                ===============

     On December 30, 1994, the Company acquired CRPL, a Canadian oil and gas company, from its parent company, Capco Resources, Ltd., in exchange for 600,000 shares of the Company's Common Stock. The transaction has been accounted for on an "as if pooled" basis and, accordingly, the consolidated financial statements for 1994 include the accounts of CRPL.

     On the same date as the share exchange with the Company, BLRC acquired interests in certain oil and gas properties in exchange for 1,443,204 shares of its common stock. Property interests of $399,527 were acquired and production notes receivable in the amount of $157,311 were deemed to be paid.


     In addition, as part of a private placement of 1,200,000 shares in 1995, the Company purchased 1,000,000 common shares of BLRC at a cost of approximately $370,000. In 1996, BLRC issued a total of 35,000 shares of common stock to minority shareholders. As a result of these transactions, the Company owned 74.3% of the outstanding common stock of BLRC at December 31, 1996.


     The sales of shares of common stock by the subsidiary resulted in net gains in 1995 and 1996 of $124,773 and $8,305, respectively, which the Company has reported in current operations. Deferred income taxes have not been recorded in conjunction with these transactions as the Company plans to maintain a majority ownership position in the subsidiary.


3.  Notes Receivable


     Notes receivable are comprised of the following at December 31, 1995 and 1996:

                                                                                   1995             1996
                                                                                   ----             ----

     Canadian  prime  plus 1% (5.75% at  December  31,  1996)  production  notes receivable, with interest paid currently, collateralized by
     producing oil and gas properties                                        $    121,126    $     120,385

     Prime plus 0.75% (9% at December 31, 1996)  promissory note from an officer of the Company with  quarterly  interest only  installments,  due April 30,
     1998, collateralized by vested stock options
                                                                                   -               300,000

     9% note receivable from a director of the Company, due June 30,
     1997, uncollateralized                                                        -                30,000

     Prime plus 0.75% (9% at  December  31,  1996)  note  receivable  from joint venture partner with principal  payments  through October 2000 and interest payments at the end of twenty-four and forty-eight
     months, collateralized by producing oil and gas properties                      -             739,206


     9.25% note receivable from an employee of the Company, with principal and interest due in full on September 30, 1997,
     collateralized by vested stock options                                          -              45,000

     Other                                                                         17,526            4,917
                                                                              -----------      -----------
                                                                                  138,652        1,239,508
     Less current portion (included in other current assets)                      129,486          404,918
                                                                              ===========      ===========
                                                                            $       9,166    $     834,590
                                                                              ===========      ===========



4.  Oil and gas properties, land, plant and equipment
    Oil and gas properties, land, plant and equipment at December 31, 1995 and 1996 are as follows:




                                    United
                                    States            Canada          Colombia           Total


    December 31, 1995
    Oil and gas properties
    Unevaluated oil and gas
       properties               $      305,974    $       -        $      -         $     305,974
    Proved oil and gas
       properties                   20,195,774        3,857,561        8,243,262       32,296,597
                                  -------------     -------------    -------------    -------------
          Total capitalized         20,501,748        3,857,561        8,243,262
    costs                                                                              32,602,571

    Less accumulated
        depletion
        and depreciation             8,538,599          518,304          780,675        9,837,578
                                  -------------     -------------    -------------    -------------
          Capitalized costs,    $   11,963,149    $   3,339,257    $   7,462,587    $  22,764,993
    net
                                  =============     =============    =============    =============

    Other property and
    equipment
    Land                        $    1,548,938    $         -      $      300,375   $
                                                                                         1,849,313
    Plant and equipment              1,754,329            62,894        1,423,548
                                                                                         3,240,771
                                  -------------     -------------    -------------    -------------
                                                          62,894        1,723,923
                                     3,303,267                                           5,090,084
    Less accumulated
       depreciation                    217,270            12,601           41,396          271,267
                                  =============     =============    =============    =============
                                $    3,085,997    $       50,293   $    1,682,527   $
                                                                                         4,818,817
                                  =============     =============    =============    =============

    December 31, 1996
    Oil and gas properties
    Unevaluated oil and gas
      properties                $      843,351    $       -        $      -         $     843,351
    Proved oil and gas
      properties                    29,933,734        4,999,809        8,717,493       43,651,036
                                  -------------     -------------    -------------    -------------
          Total capitalized         30,777,085        4,999,809        8,717,493       44,494,387
    costs

    Less accumulated
       depletion
       and depreciation             11,038,022          824,752        2,921,559       14,784,333
                                  -------------     -------------
                                                                     =============    =============
          Capitalized costs,    $   19,739,063    $   4,175,057    $   5,795,934    $  29,710,054
    net
                                  =============     =============    =============    =============

    Other property and
    equipment
    Land                        $    1,583,344    $         -      $      305,234   $    1,888,578
    Plant and equipment              2,222,464            69,081        1,507,762        3,799,307
                                  -------------     -------------    -------------    -------------
                                     3,805,808            69,081        1,812,996        5,687,885

    Less accumulated
      depreciation                     337,816            26,874          174,757          539,447
                                  =============     =============    =============    =============
                                $    3,467,992    $       42,207   $    1,638,239   $    5,148,438
                                  =============     =============    =============    =============






     Costs incurred in oil and gas property acquisition, exploration, and development activities are as follows:


                                    United
                                    States            Canada          Colombia           Total

     December 31, 1995
     Exploration                $      328,322    $      31,718    $      -         $     360,040
     Development                     1,453,593          134,883           -             1,588,476
     Acquisition of proved
       properties                    3,349,594          802,804        8,243,262       12,395,660
                                  =============     =============    =============    =============
     Total cost incurred        $    5,131,509    $     969,405    $   8,243,262    $  14,344,176
                                  =============     =============    =============    =============

     December 31, 1996
     Exploration                $    1,832,579    $     150,262    $      -         $   1,982,841
     Development                     5,572,690          734,269           -             6,306,959
     Acquisition of proved
       properties                    3,149,644          257,717          474,231        3,881,592
                                  =============     =============    =============    =============
           Total costs          $   10,554,913    $   1,142,248    $     474,231    $  12,171,392
     incurred
                                  =============     =============    =============    =============


     Oil and gas depletion expense in the years ended December 31, 1994, 1995
     and 1996      and  the  nine  month  period  ended  September  30,  1996
     and  1997,  was      $1,906,203,  $2,605,419,  $4,979,361,  $3,207,500 and
      $4,541,631, or $1.94,  $1.80,  $2.22,  $1.94  and  $2.42 per  produced barrel of oil  equivalent, respectively.


5.  Statement of Cash Flows

     Following is certain supplemental information regarding cash flows for the years ended December 31, 1994, 1995 and 1996, and for the nine month periods ended September 30, 1996 and 1997:


                                              December 31                               September 30,
                             ----------------------------------------------    --------------------------------
                                                                                         (unaudited)
                                  1994              1995            1996               1996                1997
                                  ----              ----            ----               ----                ----

Interest paid               $       462,639   $      1,388,369  $  2,309,475  $      1,517,532        $ 1,428,974

Income taxes paid           $      -          $       -         $  1,150,029  $        998,978        $ 2,479,832


     Non-cash investing and financing transactions:

     Funding in the amount of $606,363 was provided by the seller in connection with the acquisition of oil and gas properties in February 1994.

     A note in the amount of $24,346, payable to the Company in eight monthly installments, was received as consideration for the sale of vehicles, furniture and equipment in March 1994.

     Funding in the amount of $1,200,000 was provided by the seller in connection with the acquisition of a refinery in June 1994.

     Property deposits totaling $52,125 were used in partial settlement of oil and gas property acquisitions which closed during the year ended December 31, 1994.

     The Company issued 44,440 shares of Common Stock in December 1994 as consideration for the acquisition of an oil and gas property at a cost of $66,660.

     Accrued interest in the amount of $58,085 was capitalized in connection with the refurbishment of the refinery facility during the year ended December 31, 1994.

     The Company incurred a charge to operations, and a credit to Stockholders' Equity, in the amount of $115,756 resulting from the exercise of stock options by a consultant during the year ended December 31, 1994.

     In January 1995, the Company awarded 24,000 shares of Common Stock with a fair market value of $25,500 to an employee.

     The acquisition cost of oil and gas properties which were acquired in September 1995 included an oil imbalance obligation in the amount of $1,248,866 which was assumed by the Company.

     In October 1995, the Company's Canadian subsidiary issued common stock to acquire a corporation at a recorded net cost of $210,439.

     In October 1995, interests in oil and gas properties with a cost of $399,527 were acquired by the issuance of 1,443,204 shares of common stock of the Company's Canadian subsidiary and cancellation of notes receivable in the amount of $157,311.

     In February 1996, the company issued 14,000 shares of Common Stock to a director of the Company in settlement of an obligation in the amount of $42,000.

     Debentures in the principal amount of $6,212,000, less related costs of $796,157, were converted into 1,419,846 shares of Common Stock during the year ended December 31, 1996.

     The Company incurred a credit to Stockholders' Equity in the amount of $91,600 resulting from the issuance of stock options to a consultant during the year ended December 31, 1996.

     The Company incurred a credit to Stockholders' Equity in the amount of $133,000 attributable to the income tax effect of stock options exercised during the year ended December 31, 1996.

     Cumulative foreign currency translation gains (losses) of $18,216 and ($15,655) were recorded during the years ended December 31, 1995 and 1996, respectively.

     The Company realized gains in 1995 and 1996 of $124,773 and $8,305, respectively, as a result of the issuance of common stock by a subsidiary.

     Debentures in the principal amount of $2,363,000 were converted into 540,087 shares of Common Stock during the nine months ended September 30, 1997.

     A cumulative foreign currency translation loss in the amount of $17,620 was recorded during the nine months ended September 30, 1997.




6.  Accounts Payable and Accrued Liabilities.

     Accounts payable and accrued liabilities at December 31, 1995 and 1996 are as follows:


                                                                   1995                  1996
                                                                   ----                  ----

          Trade accounts payable                          $     3,568,400        $     3,545,599
          Undistributed revenue payable                           398,519                341,614
          Insurance and tax assessments payable                   716,597                684,758
          Other accrued expenses                                  935,647                805,166
                                                               =============         ============
             Total                                        $     5,619,163       $    5,377,137
                                                               =============         ============


7.  Income Taxes.

     The components of income (loss) before income taxes and after minority interest in earnings of consolidated subsidiary for the years ended December 31, 1994, 1995 and 1996 are as follows:




                                                1994              1995               1996
                                                ----              ----               ----


                      United States      $     734,396       $   (523,572)   $       383,453
                      Canada                   158,718            134,138            693,439
                      Colombia                    -             1,385,602          5,645,807
                                             -------------     -------------      -------------

                                           $      893,114    $    996,168      $   6,722,699
                                             =============     =============      =============


     Components of income tax expense (benefit) for the years ended December 31, 1994, 1995 and 1996 are as follows:


                                                1994              1995                  1996
                                                ----              ----                  ----

                       Current:
                                 Federal   $      19,300     $   (112,364)     $     149,600
                                 State            25,700            45,000           259,994
                                 Foreign          84,000           556,000         2,182,000
                                             -------------     -------------      -------------
                                                 129,000           488,636         2,591,594
                                             -------------     -------------       -------------
                       Deferred:
                                 Federal         164,400          (44,350)           207,787
                                 State            90,400             5,350           158,602
                                                                                   -------------
                                             -------------     -------------
                                                 254,800          (39,000)           366,389
                                             -------------     -------------       -------------

                                           $     383,800     $     449,63      $   2,957,983
                                             =============     =============         =============

     The provision (benefit) for income taxes differs from the amount that would result from applying the federal statutory rate for the years ended December 31, 1994, 1995 and 1996 as follows:


                                                     1994             1995             1996
                                                     ----             ----             ----

              Expected tax provision (benefit)       34.0%            34.0%            34.0%
              State income taxes, net of
                 Federal benefit                      5.9              3.3              4.1
              Effect of foreign earnings              3.4            (13.0)            (0.9)
              Change in valuation allowance          (2.2)            15.6              4.4
              Other                                   1.9              5.2              2.4
                                                  ============     ============      ===========
                                                     43.0%             45.1%            44.0%
                                                  ============     ============      ===========








     The tax effected temporary differences which give rise to the deferred tax provision consist of the following:



                                                               1994             1995              1996
                                                               ----             ----              ----

                  Property and equipment                  $  569,600    $    337,900      $     1,084,200
                  Effect of state taxes                      (39,500)        (12,300)            (120,000)
                  Net operating losses                      (212,400)        209,500               (2,200)
                  Foreign tax credits                           --          (640,000)            (845,811)
                  Alternative minimum tax credits            (42,600)        (38,100)             (61,200)
                  Change in valuation allowance              (19,700)        155,000              295,000
                  Other                                         (600)        (51,000)              16,400
                                                          --------------    -------------     --------------
                                                         $   254,800    $    (39,000)     $       366,389

                                                          ==============    =============     ==============


     The components of the tax effected deferred income tax asset (liability) as of December 31 are as follows:


                                                                               1995               1996

                                         Property and equipment            $  (976,600)     $  (2,060,800)
                                         State taxes                            51,800            171,800
                                         Net operating losses                   37,200             39,400
                                         Foreign tax credits                   640,000          1,600,800
                                         Alternative minimum tax credits       135,200            196,400
                                         Other                                  51,600             35,200
                                                                           ------------        ------------
                                                                               (60,800)           (17,200)
                                         Valuation allowance                  (155,000)          (450,000)
                                                                           ------------        ------------
                                         Net deferred income tax liability    (215,800)     $    (467,200)
                                                                           ============        ============

     At December 31, 1995 and 1996, $105,400 and $123,000 of current deferred taxes are included in other current assets, respectively.

     At December 31, 1996, the Company had approximately $650,000 of California net operating loss carryovers that begin to expire in 1998.

     At December 31, 1996, the Company had approximately $1,600,000 of foreign tax credit carryovers, which expire in the year 2001. A $450,000 valuation allowance has been provided for a portion of the foreign tax credits which are not likely to be realized during the carryforward period. The Company also has alternative minimum tax credit carryforwards for federal and state purposes of approximately $156,700 and $39,700, respectively. The credits carry over indefinitely and can be used to offset future regular tax to the extent of current alternative minimum tax.

     In general, section 382 of the Internal Revenue Code includes provisions which limit the amount of net operating loss carryforwards and other tax attributes that may be used annually in the event that a greater than 50% ownership change (as defined) takes place in any three year period. As of December 31, 1996, management is not aware of such a change for purposes of section 382.

8.  Long-Term Debt

     Long-term debt at December 31, 1995 and 1996 and September 30, 1997 consists of the following:

                                                                 December 31,                      September 30,
                                                           1995                 1996                   1997
                                                      ----------------------------------   ------------------------


    9% convertible senior subordinated                                                             (unaudited)
         debentures - due 2005                       $   11,000,000       $     6,438,000       $      4,075,000
    ----------------------------------------------
    Revolving loan agreement with a bank                  9,500,000            12,100,000             18,700,000
    ----------------------------------------------
    Term loan agreements with a bank                        -                     450,000             12,477,769
    ----------------------------------------------
    Demand loan agreement with a bank                     1,026,392             1,605,136              2,642,821
    ----------------------------------------------
    Capital lease obligations                               -                     -                      451,300
    ----------------------------------------------
    Promissory note                                         900,000               450,000               -
    ----------------------------------------------
    Promissory notes - Capco                              1,621,900             1,574,400               -
                                                      --------------
                                                                            --------------    -- ----------------
                                                         24,048,292            22,617,536             38,346,890

    Less current portion                                    504,985             1,805,556             18,087,907
                                                      ==============        ==============    == ================
                                                     $   23,543,307       $    20,811,980       $     20,258,983
                                                      ==============        ==============    == ================

     On December 26, 1995, the Company issued $11,000,000 of 9% convertible senior subordinated debentures ("Debentures") due December 15, 2005. The Debentures are convertible into Common Stock of the Company, at the option of the holders of the Debentures, at any time prior to maturity at a conversion price of $4.38 per share, subject to adjustment in certain events. The Company has reserved 3,000,000 shares of its Common Stock for the conversion of the Debentures. The Debentures are not redeemable by the Company prior to December 15, 1997. Mandatory sinking fund payments of 15% of the original principal, adjusted for conversions prior to the date of payments, are required annually commencing December 15, 2000. The Debentures are uncollateralized and subordinated to all present and future senior debt, as defined, of the Company and are effectively subordinated to all liabilities of subsidiaries of the Company. The principal use of proceeds from the sale of the Debentures was to retire short-term indebtedness incurred by the Company in connection with its acquisitions of producing oil and gas properties in Colombia. A portion of the proceeds was used to reduce the balance outstanding under the Company's revolving credit agreement. On February 7, 1996, the Company issued an additional $1,650,000 of Debentures pursuant to the exercise of an over-allotment option by the underwriting group. Net proceeds to the Company were approximately $1.5 million and a portion was utilized to reduce the outstanding balance under the Company's revolving line of credit.


     Certain terms of the Debentures contain requirements and restrictions on the Company with regard to the following limitations on Restricted Payments (as defined in the Indenture), on transactions with affiliates, and on oil and gas property divestitures; Change of Control (as defined), which will require immediate redemption; maintenance of life insurance coverage of $5,000,000 on the life of the Company's Chief Executive Officer; and limitations on fundamental changes and certain trading activities, on Mergers and Consolidations (as defined) of the Company, and on ranking of future indebtedness. Debentures in the amount of $6,212,000 were converted into 1,419,846 shares of Common Stock during the year ended December 31, 1996. An additional $2,363,000 of Debentures were converted into 540,089 shares of Common Stock during the nine month period ended September 30, 1997.


     The revolving loan ("Agreement") is subject to semi-annual redeterminations and will be converted to a three-year term loan on July 1, 1999. Funds advanced under the facility are collateralized by substantially all of the Company's U.S. oil and gas producing properties and the common stock of its principal subsidiaries. The Agreement also provides for a second borrowing basse term loan of as much as $3.4 million which may be borrowed for the purpose of development of oil and gas properties in California. Funds advanced under this credit facility are to be repaid no later than April 30, 1998. At September 30, 1997, the borrowing bases for the two loans were $18.7 million and $3.4 million respectively. Interest on the two loans is payable at the prime rate plus 0.25%, or LIBOR rate pricing options plus 2.25%. The weighted average interest rate for borrowings outstanding under the loans at September 30, 1997 was 8.3%. In accordance with the terms of the Agreement, and after giving effect to the Company's anticipated capital requirements, $7.6 million of the loan balance is classified as currently payable at September 30, 1997. The Agreement, at September 30, 1997, requires, among other things, that the Company maintain at least a 1 to 1 working capital ratio, stockholders' equity of $18.0 million, a ratio of cash flow to debt service of not less than 1.25 to 1.0 and general and administrative expenses at a level not greater than 20% of revenue, all as defined in the Agreement. Additionally, the Company is restricted from paying dividends and advancing funds in excess of specified limits to affiliates. The Company was in compliance with the terms of the Agreement at September 30, 1997.


     In September 1997, the Company borrowed $9,687,769 from its principal commercial lender to finance the acquisition cost of a producing oil and gas property. Interest is payable at the prime rate (8.5% at September 30, 1997) plus 1.0% until December 1, 1997, and the prime rate plus 2.0% thereafter. The loan is due to be repaid no later than December 31, 1997, and, accordingly, is classified as currently payable at September 30, 1997.


     The Company's Canadian subsidiary has available a demand revolving reducing loan in the face amount of $2.8 million. Interest is payable at a variable rate equal to the Canadian prime rate plus 0.75% per annum (5.5% at September 30, 1997). The loan is collateralized by the subsidiary's oil and gas producing properties, and a first and fixed floating charge debenture in the principal amount of $3.6 million over all assets of the company. The borrowing base reduces at the rate of $58,000 per month. In accordance with the terms of the loan agreement, $695,000 of the loan balance is classified as currently payable at September 30, 1997. Although the bank can demand payment in full of the loan at any time, it has provided a written commitment not to do so except in the event of default.


     The Company leases certain equipment under agreements which are classified as capital leases. Lease payments vary from three to four years. The effective interest rate on the total amount of capitalized leases at September 30, 1997 was 8.8%.


     The promissory note is due to the seller of an oil refining facility, which was acquired by the Company in June 1994. Final payment of the note, which bears interest at the prime rate in effect on the note anniversary date, plus two percent (10.25% at December 31, 1996), is due on June 24, 1997. The note is collateralized by a deed of trust on the acquired assets.


     The promissory notes - Capco are due to the Company's parent company, Capco Resources Ltd. and to Capco Resources, Inc., formerly wholly-owned by Capco Resources Ltd. and now majority-owned by Capco Resources Ltd. Payment of the notes, which bear interest at the rate of 9% per annum, is due April 1, 2006. The loan proceeds were utilized by the Company principally in connection with the acquisition of producing oil and gas properties in Colombia. The notes are subordinated to the same extent the Debentures are subordinated.


     Maturities of long term debt at December 31, 1996 are as follows:

                          1997                                       $ 1,805,556
                          1998                                         5,091,247
                          1999                                         3,083,333
                          2000                                         4,067,493
                          2001                                         2,525,827
                          Thereafter                                   6,044,080
                                                                       ---------
                                                                     $22,617,536

9.  Related Party Transactions

     Related party transactions are described as follows:


     In 1994, 1995 and 1996, the Company charged its affiliates $105,300, $92,900 and $26,300, respectively, for reimbursement of certain general and administrative expenses.


     In 1994, the Company sold certain oil and gas producing properties to an affiliated company for total consideration of $20,630.


     In 1994, the Company charged its affiliates $24,800 for costs related to property settlements.


     In 1994, the Company's parent company and other affiliated companies advanced $157,938 to the Company.


     In 1994, the Company's Canadian subsidiary provided advances totaling $176,719 to affiliated companies.


     In 1995, the Company charged an affiliate $7,600 and was charged $30,000 by affiliates for interest on short-term advances.


     In 1995, the Company received remittances from affiliates totaling $107,300
     in  payment  of  prior  and   current   period   charges  for  general  and
     administrative expenses and cash advances.


     In 1995, the Company received a short-term advance in the amount of $10,500 from an affiliate.


     In 1995, the Company loaned $101,700 to a company controlled by the Company's Chief Executive Officer at an interest rate of 9% per annum. The loan is collateralized by the officer's vested, but unexercised, Common Stock options.


     In 1995, the Company borrowed $350,000 from a company controlled by a director of the Company. The entire amount, plus interest at the rate of
      10% per annum,  was repaid in December 1995.


     In 1995, affiliated companies loaned a total of $2,221,900 to the Company, at an interest rate of 9% per annum, in connection with the acquisition of producing oil and gas properties in Colombia. Of this amount, $600,000 was converted to equity by the issuance of 150,000 shares of Common Stock of the Company. The balance of the borrowings is due April 1, 2006 and is subordinated to the same extent as the Debentures are subordinated. The Company incurred interest expense in the amount of $67,600 in 1995 as a result of this indebtedness.


     In 1996, the Company provided a short-term advance to an affiliate in the amount of $10,000.


     In 1996, the Company received remittances in the amount of $120,200 and made payments in the amount of $90,900 for reimbursement of prior period account balances.


     In 1996, the Company charged affiliates $19,400 and was charged $152,300 by affiliates for interest on promissory notes.


     In 1996, the Company loaned $30,000 to a director of the Company, on an unsecured basis, at an interest rate of 9% per annum.


     In 1996, the Company loaned $300,000 to the Chief Executive  Officer of the
      Company at an interest rate of prime plus 0.75% due in quarterly installments. The loan is collateralized by the officer's vested, but unexercised, Common Stock options.


     In 1996, an affiliate of the Company participated, on a joint interest basis, in one of the Company's exploratory drilling prospects. At December 31, 1996, the affiliate had been assessed a total of $112,150 for costs associated with the drilling prospect. Of such amount, $64,650 was unpaid at December 31, 1996.


10.  Common Stock and Stock Options

     In January 1995, the Company awarded 24,000 shares of Common Stock to an employee pursuant to the terms of an employment agreement. The cost of the stock award, based on the stock's fair market value at the award date, was charged to stockholders' equity and was amortized against earnings over the contract term.


     In July 1995, the Company cancelled its Incentive and Nonqualified Stock Option Plans. No options were granted under either plan prior to cancellation.


     During the year 1995, the Company issued options to acquire 200,000 shares of the Company's Common Stock to a consultant. The options had an exercise price of $1.63 and were exercisable for a period of one year, beginning January 2, 1995. Options to acquire 116,666 shares of Common Stock were exercised during the year ended December 31, 1995. In July 1995, the consulting arrangement was terminated and the balance of the options was cancelled. The Company also issued options to acquire 200,000 shares of the Company's Common Stock to an employee under the terms of an employment agreement.


     In April 1996 and June 1996, the Company's Board of Directors and shareholders, respectively, approved the Company's 1996 Incentive Equity Plan ("Plan"). The purpose of the Plan is to enable the Company to provide officers, other key employees and consultants with appropriate incentives and rewards for superior performance. Subject to certain adjustments, the maximum aggregate number of shares of the Company's Common Stock that may be issued pursuant to the Plan, and the maximum number of shares of Common Stock granted to any individual in any calendar year, shall not in the aggregate exceed 1,000,000 and 200,000, respectively. At December 31, 1996, no awards had been made under the Plan.


     During the year 1996, the Company's issued options to acquire 100,000 shares of the Company's Common Stock to a consultant. The options had an exercise price of $4.00 and were exercisable over a period of 180 days, beginning May 21, 1996. The options were fully exercised during the year 1996. The Company also issued options to acquire 20,000 shares of the Company's Common Stock to an employee under the terms of an employment agreement.


     As of December 31, 1996, the Company had outstanding options for 742,000 shares of Common Stock to certain employees of the Company. These options, which are not covered by the Incentive Equity Plan, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options, which ranges from $1.25 to $4.38, is the fair market value of the Common Stock at the date of grant. There is no contractual expiration date for exercise of these options.


     The Company accounts for stock based compensation to employees under the rules of Accounting Principles Board Opinion No 25. The compensation cost for options granted in 1995 and 1996 was $115,880 and $139,962, respectively.


     Information regarding the shares under option and weighted average exercise price for the years ended December 31, 1995 and 1996 is as follows:


                                                              1995                                1996
                                               --------------- -- ---------------    --------------- -- -------------
                                                                     Wt. Avg.                             Wt. Avg.
                                                   Shares            Ex. Pr.              Shares          Ex. Pr.
                                               ---------------    ---------------    ---------------    -------------
                                               ---------------    ---------------    ---------------    -------------

    Beginning of year                              890,000            $1.42               740,000          $1.40
    Granted                                        400,000            $1.56               120,000          $4.06
    Exercised                                     (116,666)           $1.63              (118,000)         $3.58
    Cancelled                                     (433,334)           $1.52                  -               -
                                               ---------------                       ---------------
                                               ===============                       ===============
    End Of Year                                    740,000            $1.40               742,000          $1.49
                                               ===============                       ===============
                                               ===============                       ===============

    Options exercisable
      at end of year                               176,000            $1.34               306,000          $1.37
                                               ===============    ===============    ===============    =============
                                               ===============    ===============    ===============    =============

    Weighted average fair value of
    options granted during the year                  $0.29                                  $1.17

                                               ===============                       ===============


     The fair value of each option granted during 1995 and 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (a) risk-free interest rates ranging from 4.9% to 7.9%, (b) expected volatility of 58.4%, (c) average time to exercise ranging from six month to five years, and (d) expected dividend yield of 0.0%. If the compensation cost for the Company's 1995 and 1996 grants to employees had been determined consistent with SFAS No. 123, the Company's net income and net earnings per common share (primary) for 1995 and 1996 would approximate the proforma amounts set forth below:


                                                            1995                             1996
                                                            ----                             ----
                                                   As Reported       Proforma     As Reported         Proforma


              Net income                              $546,532       $457,189        $3,764,716    $3,733,426
                                                    ============    ============    ===========    ============

              Net earnings per common share
                (primary)                              $0.06           $0.05           $0.40          $0.40
                                                    ============    ============    ===========    ============
                                                                                    ===========    ============



     On May 30, 1997, the Company issued options to acquire 595,000 shares of Common Stock to certain officers and employees in accordance with the provisions of the 1996 Incentive Equity Plan. The options have an exercise price equal to of the market value at date of grant and become exercisable over various periods ranging from two to five years from the date of grant. No options were exercised during the period ended September 30, 1997.


     On May 30, 1997, the Company's Board of Directors authorized, on a deferred basis, the issuance of 200,000 shares of Common Stock to the Company's President, the issuance of such shares being contingent upon the officer remaining in the employ of the Company for a period of two years succeeding the expiration of his existing employment contract at December 31, 1999, with such shares to be issued in two equal installments of 100,000 shares each at the end of each of the two succeeding years.


     Additionally, the Board of Directors authorized the issuance of 100,000 shares of performance shares to the Company's President, issuable at the end of calendar year 1997 provided that certain operating results are reported by the Company at the end of the year.


     As of September 30, 1997, the Company had outstanding options to certain employees of the Company for the purchase of 588,000 shares of Common Stock. These options become exercisable over a period of five years from the date of issue. The exercise price of the options is the fair market value of the Common Stock at the date of grant. Options to acquire 154,000 shares of Common Stock were exercised during the nine month period ended September 30, 1997. Options to acquire 284,000 shares of Common Stock were exercisable at September 30, 1997.


11.  Retirement Plan

     The Company sponsors a defined contribution retirement savings plan ("401(k) Plan") to assist all eligible U.S. employees in providing for retirement or other future financial needs. The Company currently provides matching contributions equal to 50% of each employee's contribution, subject to a maximum of 4% of employee earnings. The Company's contributions to the 401(k) Plan were $3,245, $25,745 and $44,014 in 1994, 1995 and 1996, respectively.


12.  Commitments and Contingencies

     The Company is a defendant in various legal proceedings, which arise in the normal course of business. Based on discussions with legal counsel, management does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial statements or operations.

             Leases

     The Company leases office space, vehicles and office equipment under non-cancelable operating leases expiring in the years 1997 through 2001. Future minimum lease payments under all leases are as follows:

                           Year Ending December 31,
                                          1997                    $218,767
                                          1998                     176,285
                                          1999                     120,151
                                          2000                     100,413
                                          2001                      96,292
                                                                -----------
                                                                ===========
                                                                  $711,908
                                                                ===========

     Rent expense amounted to $92,349, $129,470 and $246,013 for the years ended December 31, 1994, 1995 and 1996, respectively.


             Concentration of Credit Risk and Major Customers

     The Company invests its cash primarily in deposits with major banks. Certain deposits may, at times, be in excess of federally insured limits ($2,740,655 and $2,461,583 at December 31, 1995 and December 31, 1996,
     respectively, according to bank records). The Company has not incurred losses related to such cash balances.


     The Company's accounts receivable result from its activities in the oil and gas industry. Concentrations of credit risk with respect to trade receivables are limited due to the large number of joint interest partners comprising the Company's customer base. Ongoing credit evaluations of the financial condition of joint interest partners are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.


     Included in accounts receivable at December 31, 1995 and 1996 are the following amounts due from unaffiliated parties (each accounting for 10% or more of accounts receivable):




                                                    1995                  1996
                                                    ----                  ----

                  Customer A                $     1,986,000         $    2,566,700
                                             ==================      ===============

                  Customer B               $        817,900        $    1,267,100
                                             ==================      ===============

                  Customer C               $         -             $      899,600
                                             ==================      ===============

     Sales to major unaffiliated customers (customers accounting for 10 percent or more of gross revenue), all representing purchasers of oil and gas and related transportation tariffs and the applicable geographic area for each customer, for each of the years ended December 31, 1994, 1995 and 1996 are as follows:


                     Geographic Area                1994               1995              1996
                     ---------------                ----               ----        ---------------

       Customer A   Colombia                 $        -         $    4,505,000     $   13,594,000
                                               ===============    ===============    ==============

       Customer B   United States            $    3,713,000     $    2,926,000     $    4,117,000
                                               ===============    ===============    ==============

       Customer C   United States            $    2,198,000     $    2,150,000     $       -
                                               ===============    ===============    ==============


      All sales to the geographic area of Colombia are to the government owned oil company.

             Contingencies

     The Company is subject to extensive Federal, state, and local environmental laws and regulations. These requirements, which change frequently, regulate the discharge of materials into the environment. The Company believes that it is in compliance with existing laws and regulations.

                  Environmental Contingencies

     Pursuant to the purchase and sale agreement of an asphalt refinery in Santa Maria, California, the sellers agreed to perform certain remediation and other environmental activities on portions of the refinery property through June 1999. Because the purchase and sale agreement contemplates that the Company might also incur remediation obligations with respect to the refinery, the Company engaged an independent consultant to perform an environmental compliance survey for the refinery. The survey did not disclose required remediation in areas other than those where the seller is responsible for remediation, but did disclose that it was possible that all of the required remediation may not be completed in the five-year period. The Company, however, believes that all required remediation will be completed by the seller within the five year period. Environmental compliance surveys such as those the Company has had performed are limited in their scope and should not be expected to disclose all environmental contamination as may exist.

     In accordance with the Articles of Association for the Cocorna Concession, the Concession expired in February 1997 and the property interest reverted to Ecopetrol. The property is presently under operation by Ecopetrol. Under the terms of the acquisition of the Concession, the Company and the operator were required to perform various environmental remedial operations, which the operator advises have been substantially, if not wholly, completed. The Company and the operator are awaiting an inspection of the Concession area by Colombian officials to determine whether the government concurs in the operator's conclusions. Based upon the advice of the operator, the Company does not anticipate any significant future expenditures associated with the environmental requirements for the Cocorna Concession.

     In 1993, the Company acquired a producing mineral interest from a major oil company ("Seller"). At the time of acquisition, the Company's investigation revealed that the Seller had suffered a discharge of diluent (a light oil based fluid which is often mixed with heavier grade crudes). The purchase agreement required the Seller to remediate the area of the diluent spill. After the Company assumed operation of the property, the Company became aware of the fact that diluent was seeping into a drainage area, which traverses the property. The Company took action to eliminate the fluvial contamination and requested that the Seller bears the cost of remediation. The Seller has taken the position that its obligation is limited to the specified contaminated area and that the source of the contamination is not within the area that the Seller has agreed to remediate. The Company has commenced an investigation into the source of the contamination to ascertain whether it is physically part of the area which the Seller agreed to remediate or is a separate spill area. Investigation and discussions with the Seller are ongoing. Should the Company be required to remediate the area itself, the cost to the Company could be significant. The Company has spent approximately $240,000 to date in remediation activities, and present estimates are that the cost of completes remediation could approach $1 million. Since the investigation is not complete, an accurate estimate of cost cannot be made.

     In 1995, the Company agreed to acquire, for less than $50,000, an oil and gas interest on which a number of oil wells had been drilled by the seller. None of the wells were in production at the time of acquisition. The acquisition agreement required that the Company assume the obligation to abandon any wells that the Company did not return to production, irrespective of whether certain consents of third parties necessary to transfer the property to the Company would be obtained. The Company has been unable to secure all of the requisite consents to transfer the property but nevertheless may have the obligation to abandon the wells. The Company is evaluating its drilling options and is considering whether to continue to attempt to secure the transfer consents. A preliminary estimate of the cost of abandoning the wells and restoring the well sites is approximately $800,000. The Company is currently unable to assess its exposure to third parties if the Company elects to plug such wells without first obtaining necessary consent.

     The Company, as is customary in the industry, is required to plug and abandon wells and remediate facility sites on its properties after production operations are completed. The cost of such operation will be significant and will occur, from time to time, as properties are abandoned.

     There can be no assurance that material costs for remediation or other environmental compliance will not be incurred in the future. The incurrence of such environmental compliance costs could be materially adverse to the Company. No assurance can be given that the costs of closure of any of the Company's other oil and gas properties would not have a material adverse effect on the Company.



14.  Business Segments

     The Company considers that its operations are principally in one industry segment that of acquisition, exploration, development and production of oil and gas reserves. A summary of the Company's operations by geographic area for the years ended December 31, 1994, 1995 and 1996 is as follows:


    (Dollars in thousands)                                                                   Corporate
                                                  United                                        and
                                                  States         Canada       Colombia         Other          Total

     Year ended December 31, 1994
         Total reveenues                     $      10,752  $      1,766  $      -        $    436      $    12,954
         Production costs                            6,722           825         -              -             7,547
         Other operating expenses                      481           176         -              -               657
         Depreciation, depletion and
           amortization                              1,510           460         -              71            2,041
         Income tax expense (benefit)                  693           135         -            (444)             384
                                               -----------    ----------    ------------
                                               -----------    ----------    ------------

       Results of operations from oil
           and gas producing activities      $       1,346  $        170  $      -
                                               ===========    ==========    ============
       Interest and other expenses (net)                                                      1,816           1,816
                                                                                            ----------    -----------
       Net income (loss)                                                                  $  (1,007)  $         509
                                                                                            ==========    ===========
       Identifiable assets at
           December 31, 1994                 $      14,428  $      3,889  $      -        $    (209)  $      18,108
                                               ===========    ==========    ============    ==========    ===========

     Year ended December 31, 1995
         Total revenues                      $      11,538  $      1,577  $      4,505    $      74   $      17,694
         Production costs                            7,431           901         2,229            -          10,561
         Other operating expenses                      398           243            51            -             692
       Depreciation, depletion and
         amortization                                1,735           156           823          113           2,827
       Income tax expense (benefit)                    849           147           645       (1,191)            450
                                               -----------    ----------    ------------


       Results of operations from oil
         and gas producing activities        $       1,125  $        130  $        757
                                               ===========    ==========    ============
       Interest and other expenses (net)                                                        2,617         2,617
                                                                                            ----------    -----------
       Net income (loss)                                                                       (1,465)  $       547
                                                                                            ==========    ===========
       Identifiable assets at
        December 31, 1995                    $      19,525  $      3,963  $       13,514  $     2,749   $    39,751
                                               ===========    ==========    ============    ==========    ===========

     Year ended December 31, 1996
       Total revenues                        $      15,907  $      3,105  $       13,594  $       596   $    33,202
       Production costs                              8,160         1,172           5,272         -           14,604
       Other operating expenses                        759           536             213         -            1,508
       Depreciation, depletion and
         amortization                                2,565           353           2,275          334         5,527

     Income tax expense (benefit)                    1,561            -            2,917       (1,520)        2,958

      Results of operations from oil
         and gas producing activities        $       2,862  $      1,044  $        2,917
                                               ===========    ==========    ============
      Interest and other expenses (net)                                                         4,840         4,840
                                                                                            ==========    ===========
      Net income (loss)                                                                   $    (3,058)  $     3,765
                                                                                            ==========    ===========
      Identifiable assets at
         December 31, 1996                     $    28,730  $      5,346  $       12,473  $     2,568   $    49,117
                                               ===========    ==========    ============    ==========    ===========


SABA PETROLEUM COMPANY AND SUBSIDIARIES
SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)

         Estimated Proved Reserves
     Estimates of the Company's proved developed and undeveloped oil and gas reserves for its working and royalty interest wells were prepared by independent engineers. The estimates are based upon engineering principles generally accepted in the petroleum industry and take into account the effect of past performance and existing economic conditions. Reserve estimates vary from year to year because they are based upon judgmental factors involved in interpreting and analyzing production performance, geological and engineering data and changes in prices, operating costs and other economic, regulatory, and operating conditions. Changes in such factors can have a significant impact on the estimated future recoverable reserves and estimated future net revenue by changing the economic lives of the properties. Proved undeveloped oil and gas reserves include only those reserves which are expected to be recovered on undrilled acreage from new wells which are reasonably certain of production when drilled, or from presently existing wells which could require relatively major expenditures to effect recompletion.


     Presented below is a summary of proved reserves of the Company's oil and gas properties:


                                                    United
   Year ended December 31, 1995                     States            Canada(1)       Colombia          Total
   Oil (Barrels)
   Proved reserves:
        Beginning of year                          6,671,341            464,390          -             7,135,731
        Acquisition, exploration and
          development of minerals in place         1,295,876            289,113        5,473,310       7,058,299
        Revisions of previous estimates             (691,553)           264,497          -              (427,056)
        Production                                  (710,271)           (85,800)        (430,808)     (1,226,879)
        Sales of minerals in place                    (2,798)            (6,000)         -                (8,798)
                                                     (2,798)
                                                  -------------    ---------------   ==============    ==================
           End of year                             6,562,595            926,200        5,042,502      12,531,297

                                                  =============    ===============   ==============    ==================


   Proved developed reserves, end of year         5,385,856             750,500        4,731,369      10,867,725
                                                  =============    ===============   ==============    ==================


   Gas(Thousands of cubic feet) Proved reserves:
        Beginning of year                         7,225,973           2,565,800             -          9,791,773
        Acquisition, exploration and
          development of minerals in place        1,333,669             464,028             -          1,797,697
        Revisions of previous estimates           1,519,718           7,832,888             -          9,352,606
        Production                                 (938,577)           (398,616)            -         (1,337,193)
        Sales of minerals in place                  (37,734)            (88,100)            -           (125,834)
                                                -------------    ---------------   --------------   ---------------

        End of year                               9,103,049          10,376,000             -         19,479,049

                                                  =============    ===============   ==============   ==================

        Proved developed reserves, end of year    8,190,986           2,051,000             -         10,241,986
                                                  =============    ===============   ==============    ==================

    (1)  See reference (1) on page F-29





                                                    United
   Year ended December 31, 1996                     States               Canada (1)          Colombia           Total
   Oil (Barrels)
   Proved reserves:
        Beginning of year                          6,562,595             926,200             5,042,502       12,531,297
        Acquisition, exploration and
          development of minerals in place         4,501,828             103,837               -              4,605,665
        Revisions of previous estimates            5,950,525              24,771             5,595,772       11,571,068
        Production                                  (803,070)           (134,008)           (1,031,207)      (1,968,285)
        Sales of minerals in place                   (60,820)               -                  -                (60,820)
                                                 --------------    ------------------     --------------    -------------
         End of year                              16,151,058             920,800              9,607,0        26,678,925

                                                  ==============    ================    =================   ============


   Proved developed reserves, end of year            7,993,854           710,000            4,692,140        13,395,994
                                                 ==============    ================    ===============    ==============

   Gas (Thousands of cubic feet) Proved reserves:
        Beginning of year                            9,103,049        10,376,000              -            19,479,049
        Acquisition, exploration and
          development of minerals in place           4,186,184           924,033              -             5,110,217
        Revisions of previous estimates              1,046,326            48,213              -             1,094,539
        Production                                  (1,089,576)         (561,042)             -            (1,650,618)
        Sales of minerals in place                    (132,018)         (236,204)             -              (368,222)
                                                 --------------    ----------------    ---------------    --------------
        End of year                                 13,113,965        10,551,000              -            23,664,965
                                                 ==============    ================    ===============    ==============

        Proved developed reserves, end of year      11,520,707         2,654,000              -            14,174,707
                                                 ==============    ================    ===============    ==============


    (1) The proved reserve information at December 31, 1995 and 1996 includes the following proved reserve amounts attributable to the approximately 26% minority interest resulting from the CRPL business combination with BLRC in October 1995. See Note 2 of Notes to Consolidated Financial Statements.


                                                                           1995                     1996
          Oil (Bbls)                                                      237,237                   236,911
          Gas (Mcf)                                                     2,657,709                 2,714,646
          Barrels of oil equivalent(BOE)                                  680,188                   689,352
          Standardized measure of discounted future net
                 cash flows                                            $1,893,643                $2,840,628


         Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

     The following information has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on sales prices, costs and statutory income tax rates in effect at the time the projections are made and a 10 percent per year discount rate. The projections should not be viewed as estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the Company.



    (Dollars in thousands)                                                             1995
                                                 -------------------------------------------------------------------

                                                    United
                                                    States          Canada(1)         Colombia            Total
               Future cash inflows              $   100,559      $     25,411      $   52,335         $   178,305
               Future production costs              (56,871)           (8,979)        (30,193)            (96,043)
               Future development costs              (3,997)           (3,064)         (1,675)             (8,736)
               Future income tax expenses           (10,872)           (3,204)         (5,623)            (19,699)
                                                 --------------    --------------    --------------    --------------
               Future net cash flows                 28,819            10,164          14,844              53,827
               10 percent annual discount for
                  estimated timing of cash flows     (9,585)           (2,771)         (2,406)            (14,762)
                                                ==============     ==============    ===============    =============
               Standardized measure of discounted
                  future net cash flows       $      19,234      $      7,393      $   12,438         $    39,065
                                                 =============    ==============    ==============   ==============



 (Dollars in thousands)                                                              1996
                                                 ---------------------------------------------------------------------
                                                    United           Canada (1)         Colombia          Total
                                                    States
                                                   ----------       ----------          ---------        --------


              Future cash inflows                  324,206             39,985            157,552           521,743
              Future production costs             (143,964)           (13,247)           (63,458)         (220,669)
              Future development costs             (24,432)              (587)           (22,153)          (47,172)
              Future income tax expenses           (36,539)            (9,529)           (22,172)          (68,240)

                                                --------------    --------------    --------------     --------------
              Future net cash flows                119,271             16,622             49,769            185,662
              10 percent annual discount for
                 estimated timing of cash flows    (45,942)            (5,581)           (17,650)           (69,173)
                                                --------------    --------------    --------------     --------------

              Standardized measure of discounted
                 future net cash flows              73,329             11,041             32,119            116,489
                                                ==============    ==============    ==============    ===============


     The following are the principal sources of changes in the standardized measure of discounted future net cash flows during 1995 and 1996.



    (Dollars in thousands)                                                                  1995
                                                      -----------------------------------------------------------------
                                                        United
                                                        States          Canada(1)        Colombia             Total


    Balance at beginning of year                     $  18,779    $       2,348    $        -                21,127
    Acquisitions, discoveries and extensions             6,561            2,123           17,848             26,532
    Sales and transfers of oil and gas
      produced, net of production costs                 (3,873)            (670)          (1,837)           (6,380)
    Changes in estimated future
      development costs                                  2,329            (2,716)           -                 (387)
    Net changes in prices, net of
      production costs                                  (1,682)            1,614             -                  (68)
    Sales of reserves in place                             (11)            (115)             -                 (126)
    Development costs incurred
      during the period                                    126               -                -                 126
    Changes in production rates and other               (3,358)           (2,757)            -               (6,115)
    Revisions of previous quantity estimates            (1,452)            7,313             -                5,861
    Accretion of discount                                2,367               332             -                 2,699
    Net change in income taxes                            (552)              (79)          (3,573)            (4,204)

                                                      ===========    =============    =============    ================
                                Balance at end of year   19,234    $       7,393    $      12,438             39,065
                                                      ===========    =============    =============    ================



     (1)  See reference (1) on page F-29



                                                                                   1996
                                                      ----------------------------------------------------------------
                                (Dollars in thousands)   United
                                                         States          Canada (1)       Colombia          Total
                                                         ------          ----------   -   --------     -    -----

    Balance at beginning of year                       $ 19,234     $    7,393       $     12,438     $    39,065
    Acquisitions, discoveries and extensions             43,988          1,604              -              45,592
    Sales and transfers of oil and gas
       produced, net of production costs                 (7,590)                           (7,605)        (17,040)    (1,845)
    Changes in estimated future
       development costs                                (15,038)                          (16,233)                     2,430
                                                                                                           (28,841)
    Net changes in prices, net of
       production costs                                  14,951                            20,390          41,021      5,680
    Sales of reserves in place                             (667)          (77)             -
                                                                                                            (744)
    Development costs incurred
       during the period                                    330            120              -                 450
    Changes in production rates and other                    16          (490)            (2,236)
                                                                                                           (2,710)
    Revisions of previous quantity estimates             32,023           436              32,781          65,240
    Accretion of discount                                 2,467           748               1,601
                                                                                                            4,816
    Net change in income taxes                          (16,385)                           (9,017)        (30,360)     (4,958)
                                                      ==============    =============    =============    ============
    Balance at end of year                           $   73,329      $                $     32,119     $               11,041
                                                                                                            116,489
                                                      ==============    =============    =============    ============


     (1)  See reference (1) on page F-29











No dealer, salesperson or other person has been authorized to give any information or to make any representation in connection with this Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction.
Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


  2,153,344 Shares

 [Graphic omitted]

SABA PETROLEUM COMPANY

Common Stock
  ----------------------------------------
           PROSPECTUS
  ----------------------------------------
----------------------------------------

January , 1998



                   TABLE OF CONTENTS

                                           Page

Prospectus Summary............................
Cautionary Statement Regarding Forward
  Looking Statements..........................
Risk Factors..................................
The Company...................................
Use of Proceeds...............................
Capitalization................................
Price Range of Common Stock and
  Dividend Policy.............................
Selected Financial Data.......................
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations...............................
Business......................................
Management....................................
Principal Stockholders........................
Description of Capital Stock..................
Shares Eligible for Future Sale...............
Underwriting..................................
Certain Legal Matters.........................
Incorporation by Reference....................
Experts.......................................
Available Information.........................
Index to Financial Statements.................F-1
Report of Netherland, Sewell & Associates.....A-1
Report of Sproule Associates Limited..........B-1
Glossary......................................   C-1

                                                   PART II
                                        INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    Estimated expenses in connection with the issuance and distribution of the Common Stock other than underwriting discounts and commissions, all of which will be borne by the
Company.


                 Commission registration fee..................................                $4,288

                 NASD filing fee..............................................

                 American Stock Exchange listing fee..........................                10,000

                 Blue Sky fees and expenses...................................

                 Printing and engraving expenses..............................                15,000

                 Legal fees and expenses......................................                70,000

                 Accounting fees and expenses.................................                 5,000

                 Transfer agent and registrar fees............................                40,000

                 Other........................................................                 3,000

                      TOTAL...................................................          $    138,288


Item 14. Indemnification of Directors and Officers.

    Section 145 of the Delaware GCL permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability. The Company's Bylaws provide that it shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware GCL.

    In addition, the Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware GCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the Delaware GCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situation described in clauses (i) through
(iv) above. The provision does not limit or eliminate the rights of the Company or any stockholders to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

    Pursuant to Section 145 of the Delaware GCL, the Company maintains directors' and officers' liability insurance coverage.

Item 15. Recent Sales of Unregistered Securities.

    On September 15, 1994, the Company issued 44,440 unregistered shares of Common Stock to Magnum Petroleum, Inc. in exchange for interests in oil and gas properties valued at approximately $66,660. The Common Stock was exempt from
registration   pursuant to Regulation D of the  Securities  Act and Section
4(2) of the Securities Act. On
December 30, 1994, the Company issued 300,000 unregistered shares to Capco in connection with the acquisition of Capco Resource Properties Ltd. The Common Stock was exempt from registration pursuant to Section 4(2) of the Securities Act.

    In January 1995, the Company issued 24,000 unregistered shares of Common Stock, pursuant to a consulting agreement with Burt Cormany. The Common Stock was exempt from registration pursuant to Section 4(2) of Regulation D under the Securities Act.

    On December 31, 1997, the Company issued 10,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") in exchange for $10 million. The Series A Preferred Stock bears a cumulative dividend of 6% per annum and is convertible at the option of the holder into shares of Common Stock at a price equal to the lower of $9.345 or the average closing bid price for any three consecutive trading days during the 30 trading day period ending one trading day prior to the date the conversion notice is sent to the Company. In general, conversion of the Series A Preferred Stock can occur after 120 days from its issuance, in monthly increments of 20% of the amount issued. The Series A Preferred Stock may be converted into a maximum of approximately 2,150,000 shares of the Common Stock (subject to increase in the event of certain dilutive events), unless either shareholder or regulatory approvals are obtained, which the Company may be obligated to seek. The issuance was exempt from registration under Rule 506 of Regulation D of the Securities Act.

    The Series A Preferred Stock is redeemable by the Company at any time and must be redeemed upon the occurrence of certain events. The Company may redeem the Series A Preferred Stock until April 29, 1998 at 115% of its stated value plus accrued dividends and the issuance of a five year warrant to purchase 200,000 shares of the Common Stock at 105% of the average closing bid price for the five consecutive trading days preceding the date fixed for redemption. After April 29, 1998, the Company may still redeem the Preferred Stock, but the holder will have the ability to convert the Series A Preferred Stock into Common Stock. The Series A Preferred Stock is senior to all other classes of the Company's equity securities and is accorded preferential status with regard to dividend and liquidation rights. The conversion of the Series A Preferred Stock could have a dilutive effect on the Company's Common Stock. The Series A Preferred Stock generally carries no voting rights other than with respect to the future issuance of preferred stock.

Item 16. Exhibits.


            3(i).1 Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)


          3(i).1(a)  Certificate of Designations,  Preferences, and Rights of
                     Series A Convertible Preferred
                     Stock dated December 31, 1997*


           3(ii).1 ByLaws of the Company (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)


               4.1  Form of Indenture  (including form of Debenture) (filed as
                    Exhibit 4.1 to the Company's Registration  Statement on
                    Form SB-2 (File No. 33-94678) and incorporated herein by reference)


               5.1  Opinion of Gibson, Dunn & Crutcher LLP regarding legality+


              10.1 Form of Indemnification Agreement to be entered into with officers and directors of the Company (filed as Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


              10.2  Saba Petroleum  Company 1996 Equity Incentive Plan (filed as
                    Exhibit 4.4 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)

              10.3 Saba Petroleum Company 1997 Stock Option Plan for Non-Employee Directors (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)


              10.4  Employment  Agreement  with Ilyas  Chaudhary  (filed as
                    Exhibit 10.3 to the Company's Registration Statement on From SB-2(File No. 33-94678) and incorporated herein by reference)


              10.5 Employment Agreement with Alex Cathcart, dated March 1, 1997, (filed as Exhibit 10.38 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference)


              10.6 Retainer Agreement with Rodney C. Hill, A Professional Corporation, dated March 16, 1997 (filed as Exhibit 10.39 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1997)


              10.7 First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.1 to the Company's Quarterly Report Form 10-QSB for the quarter ended September 30, 1996 and incorporated herein by reference)


              10.8 Stock Purchase Agreement (filed as an exhibit to the Company's Current Report on Form 8-K dated January 10, 1995 and incorporated herein by reference)


              10.9 Processing Agreement between Santa Maria Refining Company and PetroSource Refining Corporation (filed as Exhibit
                    10.6 to the  Company's  Registration  Statement on Form
                    SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.10 Agreement among Saba Petroleum Company, Omimex de Colombia, Ltd. and Texas Petroleum Company to acquire Teca-Nare Fields (filed as Exhibit 10.7 to the Company's Registration Statement on Form SB-2 (File No.
                    33-94678)  and  incorporated  herein by   reference)


             10.11 Agreement among Saba Petroleum Company, Omimex de Colombia, Ltd. and Texas Petroleum Company to acquire Cocorna Field (filed as Exhibit 10.8 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.12 Agreement among Saba Petroleum Company and Cabot Oil and Gas Corporation to acquire Cabot Properties (filed as
                    Exhibit 10.9 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.13  Agreement  among Saba Petroleum  Company,  Beaver Lake
                    Resource  Corporation  and Capco Resource  Properties  Ltd.
                     (filed  as  Exhibit  10.10  to the  Company's  Registration
                    Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.14 Amendment to Agreement among the Company, Omimex de Colombia, Ltd. and Texas Petroleum Company to acquire the Teca-Nare Fields (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K dated September 14, 1995 and incorporated herein by reference)


             10.15 Promissory Notes of the Company (filed as Exhibit 10.13 to the Company's Registration Statement on Form SB-2 (file No. 33-94678) and incorporated herein by reference)


             10.16  CRI Stock Purchase  Termination  Agreement (filed as Exhibit
                    10.14 to the Company's Registration Statement on Form SB-2 (file No. 33-94678) and incorporated herein by reference)


             10.17 Form of Common Stock Conversion Agreement between Capco and the Company (filed as Exhibit 10.15 to the Company's Registration Statement on Form SB-2 (file No. 33-94678) and incorporated herein by reference)


             10.18 Form of Agreement regarding exercise of preemptive rights between Capco and the Company (filed as Exhibit 10.16 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.19 Letter Agreement, as amended, between Omimex de Colombia, Ltd. and the Company (filed as Exhibit 10.17 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.20 Promissory Note of Mr. Chaudhary (filed as Exhibit 10.2 to the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1996 and incorporated herein by reference)



             10.21  Form of Stock Option  Agreements  between Mr.  Chaudhary and
                     Messrs.  Hickey and Barker (filed  as  Exhibit  10.3 to the
                    Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1996 and incorporated herein by reference)



             10.22 Form of Stock Option Termination Agreements between the Company and Messrs. Hagler and Richards (filed as Exhibit
                    10.4 to the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1996 and incorporated herein by reference)


             10.24  Amendment  Number Two to First  Amended  and  Restated  Loan
                    Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference)


             10.25  Amendment  Number Three to First  Amended and Restated  Loan
                    Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.2 to the Company's Quarterly Report Form 10-Q for quarter ended September 30, 1997 and incorporated herein by reference)


             10.26 Amendment Number Four to First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A.
                      (filed as  Exhibit  10 to  Saba's  Report  Form 8-K filed
                    September 24, 1997 and incorporated herein by reference)


             10.27 Corrections relating to Second Amendment dated August 28, 1997, and Fourth Amendment dated September 9, 1997 to the First Amended and Restated Loan Agreement between Saba
                    Petroleum  Company  and Bank  One,  Texas,  N.A.  (filed  as
                    Exhibit 10.4 to the Company's Quarterly Report Form 10-Q for quarter ended September 30, 1997 and incorporated herein by reference)


             10.28 Amendment Number Five to First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.4 to Saba's Report Form 8-K filed
                    January 15, 1998 and incorporated herein by reference)

             10.29 Amendment of the First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A., dated December 31, 1997 (filed as Exhibit 10.3 to Saba's Report Form 8-K filed January 15, 1998 and incorporated herein by reference)


             10.30 Securities Purchase Agreement dated December 31, 1997 (filed as Exhibit 10.1 to Saba's Report Form 8-K filed January 15, 1998 and incorporated herein by reference)

             10.31  Registration Rights Agreement dated as of December 31, 1997*

             10.32 Stock Purchase Warrant (Closing Warrant) dated December 31, 1997*

             10.33 Stock Purchase Warrant (Redemption Warrant) dated December 31, 1997*

             10.34  Finders Warrant+


             10.35 Agreements among the Company, Amerada Hess Corporation and Hamar II Associates, LLC dated November 1, 1997+
             10.36  Agreements  among the Company,  Chevron  U.S.A.  Production
                     Company and Nahama Natural
                    Gas.+


              16.1  Letter from Jackson & Rhodes P.C. to the Company  (filed as an exhibit to the Company's
                    Annual  Report on Form 10-KSB for the year ended  December
                     31,  1994 and  incorporated
                    herein by reference)


              21.1  Subsidiaries of the Company*


              23.1  Consent of Gibson, Dunn & Crutcher LLP ( included in Exhibit
                     5.1)+


              23.2  Consent of Coopers & Lybrand L.L.P. (Los Angeles,
                    California)*


              23.3  Consent of Netherland, Sewell & Associates, Inc.*


              23.4  Consent of Sproule Associates Limited*


              24.1  Powers of Attorney , see p. II-5*






* Filed herewith
+ To be filed by Amendment

Item 17. Undertakings.

    The undersigned registrant hereby undertakes that:

         (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time The Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered therein, and that, the offering of the securities at that time as the initial bona fide offering thereof of those securities.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement. (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

                                                               POWER OF ATTORNEY

    Saba Petroleum Company, a Delaware corporation, and each person whose signature appears below, constitute and appoint Ilyas Chaudhary, Rodney C. Hill and Walton C. Vance, and each of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement, and any and all amendments thereto (including post-effective amendments), and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                                                       SIGNATURE

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned in the City of Santa Maria, State of California on January 26, 1998.

                                                     SABA PETROLEUM COMPANY


                           By:    /s/ILYAS CHAUDHARY___________________________
                                     Ilyas Chaudhary
                                     Chairman of the Board and
                                     Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.



                     Signatures                                         Title                      Date


                /S/ILYAS CHAUDHARY                            Chairman of the Board and      January 26, 1998
----------------------------------------------------          Chief Executive Officer
                  Ilyas Chaudhary                             (Principal Executive
                                                              Officer)

               /s/WALTON C. VANCE                             Vice President, Chief          January 26, 1998
----------------------------------------------------          Financial Officer and
                  Walton C. Vance                             Secretary and Director
                                                              (Principal Financial and
                                                              Accounting Officer)

              /s/ALEX S. CATHCART                             President, Chief               January 26, 1998
----------------------------------------------------          Operating Officer and
                  Alex S. Cathcart                            Director

              /s/WILLIAM N. HAGLER                            Director                       January 26, 1998
----------------------------------------------------
                 William N. Hagler

               /s/RONALD D. ORMAND                            Director                       January 26, 1998
----------------------------------------------------
                  Ronald D. Ormand

               /s/RODNEY C. HILL                              Director                       January 26, 1998
----------------------------------------------------
                   Rodney C. Hill

               /s/FAYSAL SOHAIL                               Director                       January 26, 1998
----------------------------------------------------
                   Faysal Sohail

                                                          SABA PETROLEUM COMPANY

                                                                   EXHIBIT INDEX


            3(i).1 Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)


          3(i).1(a)  Certificate of Designations,  Preferences, and Rights of
                    Series A Convertible Preferred
                     Stock dated December 31, 1997*


           3(ii).1 ByLaws of the Company (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)


               4.1  Form of Indenture  (including form of Debenture) (filed as
                    Exhibit 4.1 to the Company's
                    Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


               5.1  Opinion of Gibson, Dunn & Crutcher LLP regarding legality+


              10.1 Form of Indemnification Agreement to be entered into with officers and directors of the Company (filed as Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


              10.2  Saba Petroleum  Company 1996 Equity Incentive Plan (filed as
                    Exhibit 4.4 to the Company's Registration Statement on Form S-8, dated August 21, 1997 and incorporated herein by reference)

              10.3 Saba Petroleum Company 1997 Stock Option Plan for Non-Employee Directors (filed as
                    Exhibit 4.5 to the Company's Registration Statement on Form S-8, dated August 21,
                    1997 and incorporated herein by reference)

              10.4  Employment  Agreement  with Ilyas  Chaudhary
                    (filed as Exhibit  10.3 to the  Company's
                    Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


              10.5 Employment Agreement with Alex Cathcart, dated March 1, 1997, (filed as Exhibit 10.38 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference)


              10.6 Retainer Agreement with Rodney C. Hill, A Professional Corporation, dated March 16, 1997 (filed as Exhibit 10.39 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1997)


              10.7 First Amended and Restated Loan Agreement between the Company and Bank One, Texas,
                    N.A.  (filed as  Exhibit 10.1  to the  Company's  Quarterly
                     Report Form 10-QSB for the
                    quarter ended September 30, 1996 and incorporated herein by reference)


              10.8 Stock Purchase Agreement (filed as an exhibit to the Company's Current Report on Form 8-K dated January 10, 1995 and incorporated herein by reference)


              10.9  Processing  Agreement  between Santa Maria Refining  Company and  PetroSource  Refining
                    Corporation (filed as Exhibit 10.6 to the Company's Registration Statement on Form
                    SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.10 Agreement among Saba Petroleum Company, Omimex de Colombia, Ltd. and Texas Petroleum
                    Company  to  acquire   Teca-Nare  Fields  (filed  as
                    Exhibit  10.7  to  the  Company's
                    Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.11 Agreement among Saba Petroleum Company, Omimex de Colombia, Ltd. and Texas Petroleum
                    Company to acquire  Cocorna Field (filed as Exhibit 10.8 to the Company's  Registration
                    Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.12 Agreement among Saba Petroleum Company and Cabot Oil and Gas Corporation to acquire
                    Cabot  Properties  (filed as Exhibit 10.9 to the  Company's
                     Registration  Statement on
                    Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.13 Agreement among Saba Petroleum Company, Beaver Lake Resource Corporation and Capco
                    Resource Properties Ltd. (filed as Exhibit 10.10 to the Company's Registration
                    Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.14 Amendment to Agreement among the Company, Omimex de Colombia, Ltd. and Texas Petroleum
                    Company to acquire the Teca-Nare Fields (filed as Exhibit
                    2.2 to the Company's  Current
                    Report on Form 8-K dated September 14, 1995 and incorporated herein by reference)


             10.15 Promissory Notes of the Company (filed as Exhibit 10.13 to the Company's Registration
                    Statement on Form SB-2 (file No. 33-94678) and incorporated herein by reference)


             10.16  CRI Stock Purchase  Termination  Agreement (filed as Exhibit
                    10.14 to the Company's Registration Statement on Form SB-2 (file No. 33-94678) and incorporated herein by reference)


             10.17  Form of Common  Stock  Conversion  Agreement  between  Capc and the Company  (filed as
                    Exhibit 10.15 to the Company's Registration Statement on Form SB-2 (file No. 33-94678)
                    and incorporated herein by reference)


             10.18 Form of Agreement regarding exercise of preemptive rights between Capco and the Company (filed as Exhibit 10.16 to the Company's Registration Statement on Form SB-2 (File No. 33-94678) and incorporated herein by reference)


             10.19 Letter Agreement, as amended, between Omimex de Colombia, Ltd. and the Company (filed as Exhibit 10.17 to the Company's Registration Statement on Form SB-2 (File No.
                    33-94678) and incorporated herein by reference)


             10.20 Promissory Note of Mr. Chaudhary (filed as Exhibit 10.2 to the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1996 and incorporated herein by reference)



             10.21  Form of Stock Option  Agreements  between Mr.  Chaudhary an
                     Messrs.  Hickey and Barker
                    (filed as Exhibit 10.3 to the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1996 and incorporated herein by reference)



             10.22 Form of Stock Option Termination Agreements between the Company and Messrs. Hagler and
                    Richards (filed as Exhibit 10.4 to the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1996 and incorporated herein by reference)


             10.23  Amendment  Number One to First  Amended  and  Restated  Loan
                    Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.20 to the Company's annual report on Form 10-KSB for the year ended December 31, 1996 and incorporated herein by reference)


             10.24  Amendment  Number Two to First  Amended  and  Restated  Loan
                    Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997 and incorporated herein by reference)


             10.25  Amendment  Number Three to First  Amended and Restated  Loan
                    Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.2 to the Company's Quarterly Report Form 10-Q for quarter ended September 30, 1997 and incorporated herein by reference)


             10.26 Amendment Number Four to First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10 to Saba's Report Form 8-K filed
                    September 24, 1997 and incorporated herein by reference)


             10.27 Corrections relating to Second Amendment dated August 28, 1997, and Fourth Amendment dated September 9, 1997 to the First Amended and Restated Loan Agreement between Saba
                    Petroleum  Company  and Bank  One,  Texas,  N.A.  (filed  as
                    Exhibit 10.4 to the Company's Quarterly Report Form 10-Q for quarter ended September 30, 1997 and incorporated herein by reference)


             10.28 Amendment Number Five to First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A. (filed as Exhibit 10.4 to Saba's Report Form 8-K filed
                    January 15, 1998 and incorporated herein by reference)

             10.29 Amendment of the First Amended and Restated Loan Agreement between the Company and Bank One, Texas, N.A., dated December 31, 1997 (filed as Exhibit 10.3 to Saba's Report Form 8-K filed January 15, 1998 and incorporated herein by reference)


             10.30 Securities Purchase Agreement dated December 31, 1997 (filed as Exhibit 10.1 to Saba's Report Form 8-K filed January 15, 1998 and incorporated herein by reference)

             10.31  Registration Rights Agreement dated as of December 31, 1997*

             10.32 Stock Purchase Warrant (Closing Warrant) dated December 31, 1997*

             10.33 Stock Purchase Warrant (Redemption Warrant) dated December 31, 1997*

             10.34  Finders Warrant+


                    Agreements among the Company, Amerada Hess Corporation and Hamar Associates II, LLC dated November 1, 1997+
             10.35

                    Agreements among the Company, Chevron U.S.A. Production Company and Nahama Natural Gas+

             10.36
                    Letter from Jackson & Rhodes P.C. to the Company (filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

              16.1 Letter from Jackson & Rhodes P.C. to the Company (filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference

              21.1  Subsidiaries of the Company*


              23.1  Consent of Gibson, Dunn & Crutcher LLP ( included in Exhibit
                     5.1)+


              23.2  Consent of Coopers & Lybrand L.L.P. (Los Angeles,
                    California)*


              23.3  Consent of Netherland, Sewell & Associates, Inc.*


              23.4  Consent of Sproule Associates Limited*


              24.1  Powers of Attorney , see p. II-5*

* Filed herewith
+ To be filed by Amendment.